Form 10-K, Exhibit 13
period 1996-02-25
BED BATH & BEYOND INC
filed 1996-05-24
CIK 886158

                                                                   EXHIBIT 13

                                      1995
                               BED BATH & BEYOND
                                 ANNUAL REPORT

                       BEYOND ANY STORE OF ITS KIND.(R)

TABLE OF CONTENTS
Company Profile and Store
Locations                                        Inside Front Cover

Selected Financial Data                                   1

Letter to Shareholders                                   2-3

Questions & Answers                                      4-8

Management's Discussion and
Analysis of Financial
Condition and Results of Operations                      9-11

Consolidated Financial Statements                       12-20

Corporate Data                                    Inside Back Cover


COMPANY PROFILE

BED BATH & BEYOND IS A NATIONWIDE CHAIN OF "SUPERSTORES" SELLING BETTER QUALITY DOMESTICS MERCHANDISE AND HOME FURNISHINGS. FOUNDED IN 1971 WITH TWO STORES IN NEW YORK AND NEW JERSEY THAT PRIMARILY SOLD BED LINENS AND BATH ACCESSORIES, THE COMPANY ORIGINATED ITS SUPERSTORE FORMAT IN 1985 WITH THE OPENING OF ITS FIRST FACILITY CARRYING A FULL LINE OF BOTH DOMESTICS MERCHANDISE AND HOME FURNISHINGS. ALL STORES OPENED BY THE COMPANY SINCE 1985 HAVE ADOPTED THIS INNOVATIVE AND DYNAMIC FORMAT. TODAY, BED BATH & BEYOND IS THE PREEMINENT MARKETER IN THE SUPERSTORE SEGMENT OF THE HOME GOODS INDUSTRY. IT CURRENTLY OPERATES 86 STORES IN 22 STATES ENCOMPASSING NEARLY 3.5 MILLION SQUARE FEET, AND HAS BEEN EXPANDING ITS SQUARE FOOTAGE BY AT LEAST 30% A YEAR. BED BATH & BEYOND STORES PRINCIPALLY RANGE FROM 30,000 TO 50,000 SQUARE FEET, WITH SOME STORES AS LARGE AS 85,000 SQUARE FEET. THEY COMBINE SUPERIOR SERVICE AND A HUGE SELECTION OF ITEMS AT EVERYDAY LOW PRICES WITHIN A CONSTANTLY EVOLVING SHOPPING ENVIRONMENT THAT HAS PROVEN TO BE BOTH FUN AND EXCITING FOR CUSTOMERS. BED BATH & BEYOND'S SHARES ARE TRADED ON THE NASDAQ NATIONAL MARKET SYSTEM UNDER THE SYMBOL "BBBY."


 STORE LOCATIONS

                                                   Number
State                                             of Stores
- - - -----                                             ---------
Alabama                                                 1
Arizona                                                 2
California                                             11
Colorado                                                1
Connecticut                                             3
Florida                                                10
Georgia                                                 4
Illinois                                                6
Indiana                                                 2
Kansas                                                  1
Maryland                                                4
Massachusetts                                           2
Michigan                                                3
Missouri                                                1
New Jersey                                              6
New York                                                8
Ohio                                                    3
Oklahoma                                                1
Pennsylvania                                            2
Texas                                                  10
Virginia                                                4
Washington                                              1

TOTAL NUMBER OF STORE LOCATIONS                        86

SELECTED FINANCIAL DATA

                                                                         Fiscal Year Ended
                                          ----------------------------------------------------------------------------
(In thousands, except per share            February 25,    February 26,     February 27,   February 28,      March 1,
and selected operating data)                   1996            1995             1994           1993           1992
======================================================================================================================
INCOME STATEMENT DATA:

  Net sales                                $  601,252       $ 440,261      $  305,767      $  216,712      $167,595
  Gross profit                                250,036         183,819         127,972          90,528        70,039
  Operating profit                             67,585          51,685          36,906          26,660        19,973
  Net earnings(1)                              39,459          30,013          21,887          15,960        11,952
  Net earnings per share(1)(2)             $      .57      $      .43      $      .32      $      .24      $    .18
- - - ----------------------------------------------------------------------------------------------------------------------
SELECTED OPERATING DATA:

  Number of stores open
    (at period end)                                80              61              45              38            34
  Total square feet of store space
    (at period end)                         3,214,000       2,339,000       1,512,000       1,128,000       917,000
  Net sales per average square foot of
    total store space                      $      217      $      229      $      232      $      212      $    217
  Percentage increase in comparable
    store net sales                               3.8%           12.0%           10.6%            7.2%          1.1%
- - - ----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END):

  Working capital                          $   87,727      $   71,902      $   54,432      $   34,501      $ 31,955
  Total assets                                235,810         176,678         121,468          76,654        55,477
  Long-term debt                                5,000          16,800          13,300            --          11,780
  Shareholders' equity                     $  151,446      $  108,939      $   77,305      $   54,643      $ 30,853


(1) Bed Bath & Beyond Inc. was an S corporation for Federal and certain state income tax purposes until June 9, 1992. Provision for income taxes and net earnings in fiscal years 1992 and 1991 reflect a provision for pro forma income taxes as if the Company and its subsidiaries had been liable for Federal, state and local income taxes as taxable corporate entities throughout the periods that the S corporation was in effect.

(2) Net earnings per share amounts have been adjusted for two-for-one stock splits of the Company's common stock (each of which was effected in the form of a 100% stock dividend), which were distributed on June 21, 1993 and April 30, 1996.

                                  91        92        93         94          95
                                -----     -----     -----      -----       -----

NET SALES  ($ IN MILLIONS)      167.6     216.7     305.8      440.3       601.3

NET EARNINGS ($ IN MILLIONS)     12.0      16.0      21.9       30.0        39.5

NET EARNINGS PER SHARE
(IN DOLLARS)                     0.18      0.24      0.32       0.43        0.57

TO OUR FELLOW SHAREHOLDERS

Bed Bath & Beyond continued to produce outstanding results in fiscal 1995 thanks to the skills, hard work and determination of our nationwide family of managers and associates. At the same time, we took advantage of the public's growing enthusiasm for our lively, innovative style of merchandising by expanding our chain of superstores selling better quality domestics merchandise and home furnishings.

1995 HIGHLIGHTS

Net sales for fiscal 1995 were $601.3 million, an increase of 36.6% from the prior year's $440.3 million. Comparable store net sales for fiscal 1995 were 3.8% ahead of the prior year.

Net earnings of $39.5 million exceeded fiscal 1994's total of $30.0 million by 31.5%. On a per share basis, net earnings grew from $.43 to $.57.

In order to increase and broaden our shareholder base and improve the liquidity of our stock, the Company's Board of Directors on March 28, 1996 declared a two-for-one split of the Company's common stock in the form of a 100% stock dividend. The stock dividend was distributed on April 30, 1996 to shareholders of record on April 10, 1996.

GROWING MARKET PENETRATION

We took advantage of our reputation as a desirable anchor tenant in strip centers and malls by opening nineteen new superstores in fiscal 1995. Total store space at year-end was 3.2 million square feet, a 37.4% increase over the
2.3 million square feet at the end of the prior fiscal year. Bed Bath & Beyond plans to open 24 to 26 new stores in both new and existing markets during the current fiscal year, adding to the 80 stores in 21 states that existed at the end of fiscal 1995.

We compete successfully against the department stores and national chains that dominate the domestics and home furnishings industry. Spearheading the effort for Bed Bath & Beyond is our decentralized team of store managers who apply their merchandising knowledge and experience to meet the needs of our customers.

[PHOTO OF WARREN EISENBERG AND LEONARD FEINSTEIN]

WARREN EISENBERG AND LEONARD FEINSTEIN

Co-Chief Executive Officers

STORE EXPANSION
                              91         92         93         94          95
                             ----      -----      -----       -----      -----
STORE EXPANSION               34          38         45          61         80

TOTAL SQUARE FOOTAGE
  (IN THOUSANDS)             917       1,128      1,512       2,339      3,214


We are ever mindful of the growing competitive environment. We believe we are the only chain in our retailing segment that has been able to demonstrate consistently profitable results. Furthermore, because our share of the total market is under one and one-half percent, we believe there are many opportunities for future growth.

STRONG FINANCIAL BASE

Bed Bath & Beyond continues to be in robust financial health. Long-term debt at February 25, 1996, the end of our fiscal year, was $5.0 million. This represented 3.2% of total capitalization, down from 13.4% at the end of the prior fiscal year. Although our bank credit facility has been expanded to provide $45.0 million in borrowing capacity, we expect that internally generated cash flow will fund a major portion of this year's store expansion program. Working capital at the end of fiscal 1995 amounted to $87.7 million, compared with $71.9 million at the prior fiscal year-end.

LOOKING AHEAD

Our financial position as we enter the new fiscal year is strong, and getting stronger, which affords us considerable flexibility to take advantage of opportunities as they arise.

Enhanced computer systems, which we have installed in our stores and offices, are enabling us to improve our operations and serve our customers better.

In the pages that follow, we respond to some of the questions asked by people interested in Bed Bath & Beyond. We thank you, our fellow shareholders, for your loyal support over the past year. We are all dedicated to making fiscal 1996, our Twenty-Fifth Anniversary Year, another year of outstanding growth for our Company.



Sincerely,

/s/ WARREN EISENBERG                         /s/ LEONARD FEINSTEIN
- - - ---------------------                        ------------------------
WARREN EISENBERG                             LEONARD FEINSTEIN
Chairman and Co-Chief                        President and Co-Chief
Executive Officer                            Executive Officer

May 1, 1996

QUESTIONS & ANSWERS

ON THE FOLLOWING PAGES, WE RESPOND TO SOME OF THE QUESTIONS WE ARE ASKED ABOUT BED BATH & BEYOND.

WHAT CURRENT TRENDS IN RETAILING ARE AFFECTING THE GROWTH OF YOUR BUSINESS?

The U.S. population is getting older and spending more time at home, which creates tremendous opportunities for our market segment -- upscale domestics and home furnishings. The overriding trend is that people are more willing to spend money fixing up or improving their homes to enhance their comfort and convenience levels. If anything, this trend will intensify as the average age of the population continues to increase.

OTHER COMPANIES HAVE TRIED TO COPY BED BATH & BEYOND. WHY IS IT SO HARD TO REPLICATE YOUR OPERATING STYLE AND, MORE IMPORTANTLY, YOUR RESULTS?

Competitors can copy an idea here and there, but try as they may they can't copy an organization or a culture that we've spent 25 years building and perfecting. They can duplicate our racetrack layout, for example, which features 11 specialty stores under one roof, but they can't copy the enormous selection within those 11 specialty stores that makes shopping such a rewarding experience for our customers. What's more, we operate on a decentralized basis, empowering and challenging our employees to be creative and entrepreneurial. Even as our competitors improve, Bed Bath & Beyond continues to get better, widening our leadership position in the industry.

OPERATING PROFIT
($ IN MILLIONS)

                   91        92        93        94       95
                  ----      ----      ----      ----     ----
                  20.0      26.7      36.9      51.7     67.6

[PHOTO OF BEDDING ENSEMBLE]


YOU'RE THE ONLY PUBLICLY-REPORTING COMPANY IN YOUR SEGMENT OF RETAILING THAT HAS MANAGED TO SHOW A GOOD PROFIT. WHY DO YOU THINK THAT'S SO?

We've proven year after year that we can offer customers everyday low prices and still earn an attractive operating margin. One way we accomplish this is through "merchandising the mix." Store managers in our decentralized organization must be -- and indeed are -- savvy merchants. They know full well that it's not just buying and pricing an item that controls gross profit, but selling a better mix of products that results in the higher margin. We also enhance profitability through our low cost and expense structure. We ship directly to our stores, eliminating the need for distribution centers or warehouses. Much of our inventory is displayed in inexpensive, 10 to 14 feet high fixtures on the selling floor. We further control overhead expense by maintaining an extremely lean management structure.

HOW DOES YOUR CUSTOMER SERVICE COMPARE WITH THE REST OF THE INDUSTRY?

Consider this: on any Saturday of the year, you'll find our senior managers working on the selling floor of our stores, waiting on customers and showing future store managers what we expect of them. That says a lot, we believe, about the culture at Bed Bath & Beyond where virtually everyone -- from store assistants to top managers -- wants to and works diligently to ensure that the customer is well cared for. This means things like friendly and helpful store personnel, fast and

[PHOTO OF COFFEE POT]

[PHOTO OF TOWELS]

convenient checkout lanes and, on the rare occasion when a store doesn't have a requested item, a pledge to do anything possible to secure it for the customer. We believe this passion for service clearly sets us apart from most others in the industry.

HOW HAVE YOU ACHIEVED YOUR OUTSTANDING RESULTS WITH YOUR LOW ADVERTISING BUDGET?

It's true our advertising expenses are unusually low for this industry. Except to introduce new stores, and except for several multi-store circulars each year, you won't see us in print, or on TV, or hear about us on the radio. We rely primarily on word-of-mouth in lieu of advertising. Obviously, this strategy has worked. Our sales volume keeps growing as people seem to truly enjoy shopping in our stores. As a result, our nominal advertising expenses have enabled us to more tightly control costs.

GIVEN YOUR FINANCIAL RESOURCES, ARE YOU PLANNING TO ACCELERATE YOUR STORE OPENING PROGRAM?

We are exactly where we want to be in terms of growth. Chain-wide, our square footage at the end of fiscal year 1995 was approximately 3.2 million, an increase of 37.4% over the prior year. Our plan going forward is to continue to grow our square footage by at least 30% a year. With a presence in less than one-third of the country's 112 markets with populations of more than 450,000, there is obviously tremendous room for expansion. At Bed Bath & Beyond, however, we absolutely will not open a store unless we have the management talent -- which we groom and promote from within -- available to properly staff it. We also want to be sure that the corporate infrastructure needed to support our expansion is firmly in place.

SHAREHOLDERS' EQUITY
($ IN MILLIONS)

                              91       92      93       94        95
                             ----     ----    ----     -----     -----
                             30.9     54.6    77.3     108.9     151.4

WHAT KINDS OF NEW RETAIL OPPORTUNITIES ARE MOST ATTRACTIVE TO YOU? DO YOU HAVE ANY PLANS TO GO INTERNATIONAL?

We're quite flexible. Because we're a proven success in strip centers, off-price malls, conventional malls and free-standing buildings, and because we attract the best customer -- typically an upscale, affluent, sophisticated female shopper -- we are a very sought after anchor tenant. Increasingly today, doors are being opened to us as an unconventional anchor tenant in conventional malls. As for possible international growth, our position is this: though we believe our format would be successful in other countries, as long as there are so many opportunities to expand domestically, we will not, in the immediate future at least, pursue global markets.

WHAT ROLE IS TECHNOLOGY PLAYING IN ENHANCING YOUR BUSINESS?

More and more, integrated computer systems in our stores and offices are helping us to improve operations, enhance our in-stock position while reducing inventory investment, control expenses and generally position us for continued growth. In the Spring of 1995, we completed chain-wide implementation of our new perpetual inventory system. Coupled with our satellite communications capability (which links our stores directly to our corporate, administrative and buying offices in New Jersey and New York), our

[PHOTO OF DINNERWARE]

[PHOTO OF PILLOWS]

stores now have an on-line order information capability. We also provide our associates with the real-time inventory and sales data necessary to support planned sales and customer service activities. Within the next year or so, we also plan to implement an automated inventory replenishment system to further control stock levels and reduce operating expenses, and are developing a number of client-server applications to provide more useful data at the desktop.

IT SEEMS THAT A BROAD RANGE OF COMPETITION IS REGULARLY ENTERING THE HOME GOODS FIELD. WHAT IMPACT MIGHT THESE NEW ENTRANTS HAVE ON YOUR FUTURE GROWTH?

     We've always lived with competition, and managed to do very well in spite of it. Our competitors not only include department stores, national chains and other superstore operators, but also category-specific specialty stores which carry some, but not all of the types of merchandise that we offer. Regardless of the retailing format, we strongly believe that Bed Bath & Beyond offers a greater breadth and depth of merchandise -- and customer service -- than do our competitors. Department stores, for example, typically devote 20,000 square feet to home furnishings. We offer customers double, triple or even quadruple the shoppable area. In addition, Bed Bath & Beyond's everyday prices are generally lower than department store sale prices. We're not so naive to think, however, that our results over the past 25 years guarantee our success over the next 25 years. For that reason, we're working harder than ever to build a stronger, more profitable business.


TOTAL ASSETS

($ IN MILLIONS)
1991       55.5
1992       76.7
1993      121.5
1994      176.7
1995      235.8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated (i) selected income statement data of the Company expressed as a percentage of net sales and
(ii) the percentage change from the prior year in selected income statement data:

                                                                                FISCAL YEAR ENDED
                                         -------------------------------------------------------------------------------------------
                                                         PERCENTAGE OF NET SALES                   PERCENTAGE CHANGE FROM PRIOR YEAR
                                         -------------------------------------------------------------------------------------------
                                         FEBRUARY 25,         FEBRUARY 26,         FEBRUARY 27,     FEBRUARY 25,       FEBRUARY 26,
                                             1996                 1995                 1994             1996               1995
- - - ------------------------------------------------------------------------------------------------------------------------------------
Net sales                                   100.0%              100.0%               100.0%            36.6%              44.0%
Cost of sales, including buying,
    occupancy and indirect costs             58.4                58.2                 58.1             37.0               44.2
Gross profit                                 41.6                41.8                 41.9             36.0               43.6
Selling, general and
    administrative expenses                  30.3                30.0                 29.8             38.1               45.1
Operating profit                             11.2                11.7                 12.1             30.8               40.0
Earnings before provision
    for income taxes                         11.1                11.6                 12.1             31.5               37.7
Net earnings                                  6.6                 6.8                  7.2             31.5               37.1

FISCAL 1995 COMPARED WITH
FISCAL 1994

     In 1995, the Company expanded store space by 37.4%, from 2,339,000 square feet at fiscal year-end 1994 to 3,214,000 square feet at fiscal year-end 1995. The 875,000 square feet increase was the result of opening nineteen new superstores and expanding two existing stores.

     Net sales in 1995 increased $161.0 million to $601.3 million, representing an increase of 36.6% over the $440.3 million net sales volume of 1994. Approximately 91% of the increase is attributable to new store net sales and the balance to an increase in comparable store net sales. The Company estimates that bed linens accounted for approximately 21% and 20% of net sales during fiscal 1995 and fiscal 1994, respectively. No other individual product category accounted for 10% or more of net sales during either fiscal year.

     Gross profit for 1995 was $250.0 million or 41.6% of net sales compared with $183.8 million or 41.8% of net sales, a year ago. The decrease in gross profit as a percentage of net sales was attributable to a number of factors, including a different mix of sales during fiscal 1995 compared to the mix of sales during the prior year, and an increase in coupons redeemed associated with the circular marketing program.

     The percentage increase in comparable store net sales was 3.8% in fiscal 1995 compared with 12.0% in fiscal 1994. The slower rate of growth in comparable store net sales relative to the prior year primarily reflects the general slowdown in the retail sector.

     Net sales per average square foot of store space declined to $217 from $229 in fiscal 1994, due principally to the timing of the significant new store space added in fiscal 1995.

     Selling, general and administrative expenses ("SG&A"), were $182.5 million or 30.3% of net sales in 1995 compared to $132.1 million (restated to include franchise fee income) or 30.0% of net sales in 1994. The increase in SG&A as a percentage of net sales primarily reflects an increase in occupancy costs, which was partially offset by a decrease in payroll and payroll related items. Expenses associated with new, relocated or expanded stores are charged to earnings as incurred.

     The costs associated with the Company's computer systems, including personnel costs, hardware leasing costs and software costs, were approximately $6.9 million in 1995, $4.8 million in 1994 and $2.9 million in 1993, and the Company estimates will be approximately $9.6 million in 1996.

     Operating profit was $67.6 million in 1995, an increase of $15.9 million or 30.8% from 1994, reflecting primarily the increase in net sales which was partially offset by increases in cost of sales and SG&A.

FISCAL 1994 COMPARED WITH
FISCAL 1993

     In 1994, the Company expanded store space by 54.7%, from 1,512,000 square feet at fiscal year-end 1993 to 2,339,000 square feet at fiscal year-end 1994. The 827,000 square feet increase was the result of opening sixteen new superstores and expanding four existing stores.

     Net sales in 1994 were $440.3 million, representing an increase of 44.0% over the $305.8 million net sales volume of 1993. Of the $134.5 million year-to-year net sales increase, approximately 78% is attributable to new stores and the balance to an increase in comparable store net sales. The Company estimates that bed linens accounted for approximately 20% of net sales during fiscal 1994 and fiscal 1993. During fiscal 1993, towels accounted for 10% of net sales. No other individual product category accounted for 10% or more of net sales during either fiscal year.

     Gross profit for 1994 was $183.8 million or 41.8% of net sales compared with $128.0 million or 41.9% of net sales in the prior year. The decrease in gross profit as a percentage of net sales was primarily attributable to increases in freight costs and in coupons redeemed associated with the five circulars that were distributed in 1994 compared with four in the prior year, which was partially offset by decreases in buying, occupancy and indirect costs.

     The percentage increase in comparable store net sales was 12.0% in fiscal 1994 compared with 10.6% in fiscal 1993. The increases in comparable store net sales can be primarily attributable to store maturation and expansion of the circular marketing program.

     Net sales per average square foot of store space was $229 compared with $232 in fiscal 1993, due principally to the significant new store space added in fiscal 1994.

     SG&A was $132.1 million or 30.0% of net sales in 1994 compared to $91.1 million or 29.8% of net sales in 1993 (restated to include franchise fee income). The increase in SG&A as a percentage of net sales reflects increases in rent expense, and depreciation and amortization, which were partially offset by a decrease in salary costs.

     Operating profit was $51.7 million in 1994, up $14.8 million or 40.0% from 1993, reflecting primarily the increase in net sales which was partially offset by the increase in SG&A.

EXPANSION PROGRAM

     The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets and the expansion or replacement of existing stores with new, larger stores. In the five year period from the beginning of fiscal 1991 to the end of fiscal 1995, the chain has grown from 27 stores to 80 stores. Total square footage grew from 625,000 square feet at the beginning of fiscal 1991 to 3,214,000 square feet at the end of fiscal 1995.

     A major portion of the increase in the Company's net sales during each of the preceding five years was attributable to new store net sales as distinguished from increases in comparable store net sales, with new store net sales accounting for approximately 91%, 78%, 75%, 70% and 96% of the increase in net sales in fiscal 1995, 1994, 1993, 1992 and 1991, respectively.

     The Company intends to continue its expansion program and currently anticipates that in fiscal 1996 it will open approximately 24 to 26 new stores (see details under "Liquidity and Capital Resources" below). The Company believes that a predominant portion of any increase in the Company's net sales in 1996 will continue to be attributable to new store net sales. Accordingly, the continued growth of the Company is dependent, in large part, upon the Company's ability to execute its expansion program successfully, of which there can be no assurance.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has been able to finance both its normal operations and its expansion program principally through internally generated funds during the preceding five years. For the foreseeable future, the Company intends to retain all earnings for use in the operation and expansion of its business.

     The Company's merchandise inventory has grown from $75.0 million at the end of 1993 to $108.4 million at the end of 1994, and to $148.4 million at the end of 1995. In each of the fiscal years, the increase in merchandise inventories was attributable to the addition of new store space.

     The Company's working capital increased from $54.4 million at the end of 1993 to $71.9 million at the end of 1994, and to $87.7 million at the end of 1995. The increase between the end of 1994 and the end of 1995 was primarily reflected in an increase in merchandise inventories, which was partially offset by increases in accounts payable and accrued expenses and other current liabilities. The increase between the end of 1993 and the end of 1994 was primarily reflected in an increase in merchandise inventories and cash and cash equivalents, which was partially offset by increases in accounts payable and accrued expenses and other current liabilities.

     The Company's expansion program requires the Company to make capital expenditures for furniture and fixtures and leasehold improvements on an ongoing basis. The Company's total capital expenditures were $24.5 million, $24.5 million and $19.7 million during 1995, 1994 and 1993, respectively. The Company's capital expenditures included $150,000 and $233,000 for lease purchases in 1995 and 1993, respectively. No lease purchases were made in 1994.

     Under a credit agreement (the "Credit Agreement") concluded in November 1994, and subsequently amended in October 1995, the company may borrow up to $45.0 million under a revolving credit commitment for loans and letters of credit. The Credit Agreement matures in October 1998, at which time any revolving credit loans outstanding may be converted to a term loan payable in twelve quarterly installments maturing in October 2001.

     The Credit Agreement contains certain covenants which, among other things, place limitations on payment of dividends, capital expenditures and certain expenses. Additionally, there are restrictions on additional borrowings, and a requirement that the Company maintain certain financial ratios. The Company does not believe that any of these covenants have materially affected its business or will affect its expansion program as currently planned.

     The Company borrowed under the Credit Agreement primarily in order to meet seasonal cash requirements as well as capital expenditures and inventory requirements for new store space opened during the year. The outstanding amounts of indebtedness under the Credit Agreement were $5.0 million, $16.8 million and $13.3 million and the weighted average interest rates on such indebtedness were 7.27%, 6.96% and 5.41% at the end of 1995, 1994 and 1993, respectively. During fiscal 1995, the outstanding amount of indebtedness did not exceed $30.1 million.

     The Company believes that during fiscal 1996, internally generated funds, supplemented by borrowings under the Credit Agreement, will be sufficient to fund both its normal operations and its expansion program.

     As of March 22, 1996, the Company had already leased sites for sixteen new superstores planned for opening in fiscal 1996, including four new stores already opened in Independence, Missouri (the Company's first store in that state); Northridge, California; Alpharetta, Georgia; and Houston, Texas. Other new stores expected to open during fiscal 1996 will be located in Ontario and Tustin, California; Denver, Colorado; Atlanta, Georgia; Rockford, Illinois; Burlington, Massachusetts; Munsey Park, New York; Canton, Ohio; Memphis, Tennessee; and Charlottesville, Chesapeake and Virginia Beach, Virginia.

     Approximate aggregate costs for the sixteen leased stores are $38.5 million for merchandise inventories, $11.0 million for furniture and fixtures and leasehold improvements, and $3.9 million for preopening expenses (which will be expensed as incurred). In addition to the foregoing sixteen locations, the Company expects to open an additional eight to ten locations. The costs that the Company is expected to incur in connection with the anticipated opening of other superstores for which sites have not yet been leased, cannot presently be determined.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) was issued. SFAS 123 encourages companies to adopt a fair value based method of accounting for stock-based compensation plans in place of the intrinsic value based method provided for by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Companies which continue to apply the provisions of APB 25 must make pro forma disclosures in the notes to their financial statements of net income and earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company plans to adopt SFAS 123 in fiscal 1996 on a pro forma disclosure basis.

     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121) was issued. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, or to be disposed of. The Company does not believe the adoption of SFAS 121 in fiscal year 1996 will have a significant impact on the Company's financial condition or results of operations.

FORWARD LOOKING STATEMENTS

     This Annual Report contains forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results of operations and future financial condition may differ materially from those expressed in any such forward looking statements as a result of many factors that may be beyond the Company's control. Such factors include, without limitation: overall economic conditions, changes in the retail environment, demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; unusual weather patterns; pricing pressures; competition from existing and potential competitors; the availability of trained qualified management personnel to support the Company's expansion; and the cost of labor, merchandise, and other costs and expenses.

INFLATION AND SEASONALITY

     The Company does not believe that its operating results have been materially affected by inflation during the three preceding years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

     The Company's business exhibits less seasonality than many other retail businesses, although sales levels are generally higher in August, November and December, and generally lower in February and March.

CONSOLIDATED BALANCE SHEETS

BED BATH & BEYOND INC. AND SUBSIDIARIES

                                                                                               FEBRUARY 25,          FEBRUARY 26,
(IN THOUSANDS, EXCEPT SHARE DATA)                                                                 1996                   1995
=================================================================================================================================
ASSETS
    Current assets:
        Cash and cash equivalents                                                                $ 10,267             $  6,463
        Merchandise inventories                                                                   148,383              108,388
        Prepaid expenses and other current assets                                                   1,630                3,160
- - - ---------------------------------------------------------------------------------------------------------------------------------
             Total current assets                                                                 160,280              118,011
- - - ---------------------------------------------------------------------------------------------------------------------------------
    Property and equipment, net (note 2)                                                           66,635               52,201
    Other assets (notes 5 and 6)                                                                    8,895                6,466
- - - ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $235,810             $176,678
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities:
        Accounts payable                                                                         $ 39,025             $ 27,503
        Accrued expenses and other current liabilities (note 3)                                    26,947               14,824
        Income taxes payable                                                                        6,581                3,782
- - - ---------------------------------------------------------------------------------------------------------------------------------
             Total current liabilities                                                             72,553               46,109
- - - ---------------------------------------------------------------------------------------------------------------------------------
    Long-term debt (note 4)                                                                         5,000               16,800
    Deferred rent                                                                                   6,811                4,830
- - - ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                   84,364               67,739
- - - ---------------------------------------------------------------------------------------------------------------------------------

    Commitments and contingencies (notes 4, 7 and 9)

    Shareholders' equity:
        Preferred stock -- $0.01 par value; authorized - 1,000,000 shares;
             no shares issued or outstanding                                                           --                   --
        Common stock -- $0.01 par value; authorized - 100,000,000 shares; issued and outstanding - February 25, 1996, 68,067,972 shares and
             February 26, 1995, 67,768,882 shares                                                     681                  339
        Additional paid-in capital                                                                 46,254               43,548
        Retained earnings                                                                         104,511               65,052
- - - ---------------------------------------------------------------------------------------------------------------------------------
             Total shareholders' equity                                                           151,446              108,939
- - - ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $235,810             $176,678
=================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

BED BATH & BEYOND INC. AND SUBSIDIARIES

                                                                                       FISCAL YEAR ENDED
                                                              -----------------------------------------------------------------
                                                              FEBRUARY 25,               FEBRUARY 26,              FEBRUARY 27,
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                   1996                       1995                      1994
===============================================================================================================================
Net sales                                                     $   601,252               $   440,261               $   305,767
Cost of sales, including buying, occupancy
    and indirect costs                                            351,216                   256,442                   177,795
- - - -------------------------------------------------------------------------------------------------------------------------------
        Gross profit                                              250,036                   183,819                   127,972
Selling, general and administrative expenses                      182,451                   132,134                    91,066
- - - -------------------------------------------------------------------------------------------------------------------------------
        Operating profit                                           67,585                    51,685                    36,906
Interest (expense) income, net                                       (705)                     (816)                       34
- - - -------------------------------------------------------------------------------------------------------------------------------
        Earnings before provision for
             income taxes                                          66,880                    50,869                    36,940
Provision for income taxes (note 5)                                27,421                    20,856                    15,053
- - - -------------------------------------------------------------------------------------------------------------------------------
        Net earnings                                          $    39,459               $    30,013               $    21,887
===============================================================================================================================
Net earnings per share                                        $       .57               $       .43               $       .32
===============================================================================================================================
Weighted average shares outstanding                            69,412,170                69,138,766                68,820,980
===============================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' EQUITY
BED BATH & BEYOND INC. AND SUBSIDIARIES



                                                        COMMON STOCK         ADDITIONAL
                                                        ------------          PAID-IN       RETAINED
(IN THOUSANDS)                                       SHARES      AMOUNT       CAPITAL       EARNINGS        TOTAL
===================================================================================================================
Balance at February 28, 1993                         67,500       $169        $41,322       $ 13,152       $ 54,643
Net earnings                                                                                  21,887
Shares sold under employee stock option
   plan (note 9)                                         92                       775
Reclassification of additional paid-in
   capital to common stock in connection
   with the 2 for 1 stock split (note 1 (i))                       169           (169)
- - - -------------------------------------------------------------------------------------------------------------------
Balance at February 27, 1994                         67,592        338         41,928         35,039         77,305
Net earnings                                                                                  30,013
Shares sold under employee stock option
   plan (note 9)                                        177          1          1,620
- - - -------------------------------------------------------------------------------------------------------------------
Balance at February 26, 1995                         67,769        339         43,548         65,052        108,939
Net earnings                                                                                  39,459
Shares sold under employee stock option
   plan (note 9)                                        299          2          3,046
Reclassification of additional paid-in
   capital to common stock in connection
   with the 2 for 1 stock split (note 1 (i))                       340           (340)
- - - -------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 25, 1996                         68,068       $681        $46,254       $104,511       $151,446
===================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
BED BATH & BEYOND INC. AND SUBSIDIARIES



                                                                          FISCAL YEAR ENDED
                                                              ----------------------------------------
                                                              FEBRUARY 25,  FEBRUARY 26,  FEBRUARY 27,
(IN THOUSANDS)                                                    1996          1995          1994
======================================================================================================
Cash Flows from Operating Activities:
   Net earnings                                                $ 39,459      $ 30,013      $ 21,887
   Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
      Depreciation and amortization                               9,902         7,193         4,200
      Loss from disposal of property and equipment                  192            29           288
      (Increase) decrease in assets:
          Merchandise inventories                               (39,995)      (33,406)      (31,893)
          Prepaid expenses and other current assets               1,530         1,163        (3,651)
          Other assets                                           (2,429)       (1,875)       (1,438)
      Increase (decrease) in liabilities:
          Accounts payable                                       11,522        10,498         7,201
          Accrued expenses and other current liabilities         12,123         5,673         3,450
          Income taxes payable                                    2,799         2,393        (2,461)
          Deferred rent                                           1,981         1,512           662
- - - ------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating activities        37,084        23,193        (1,755)
- - - ------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
      Capital expenditures-leasehold purchases                     (150)           --          (233)
      Capital expenditures-leasehold improvements and
          furniture and fixtures                                (24,378)      (24,523)      (19,510)
- - - ------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                     (24,528)      (24,523)      (19,743)
- - - ------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
      Proceeds from long-term debt                               55,060        64,500        35,250
      Repayment of long-term debt                               (66,860)      (61,000)      (21,950)
      Proceeds from exercise of stock options                     3,048         1,621           775
- - - ------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities        (8,752)        5,121        14,075
- - - ------------------------------------------------------------------------------------------------------
      Net increase (decrease) in cash and cash equivalents        3,804         3,791        (7,423)
Cash and cash equivalents:
      Beginning of period                                         6,463         2,672        10,095
- - - ------------------------------------------------------------------------------------------------------
      End of period                                            $ 10,267      $  6,463      $  2,672
======================================================================================================


See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

A. PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements include the accounts of Bed Bath & Beyond Inc. and its subsidiaries, all of which are wholly owned.

   All significant intercompany balances and transactions have been eliminated in consolidation.

B. FISCAL YEAR

   The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest February 28. Fiscal years 1995, 1994 and 1993 (all 52 week periods) ended on February 25, 1996, February 26, 1995 and February 27, 1994, respectively.

C. CASH EQUIVALENTS

   The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

D.  MERCHANDISE INVENTORIES

   Merchandise inventories are stated at the lower of cost or market, determined by means of the retail inventory method of accounting.

E. PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost. Depreciation of furniture, fixtures and equipment is computed primarily by the straight-line method over the estimated useful lives of the assets, generally five to ten years. Leasehold costs are amortized by the straight-line method over the life of the lease and leasehold improvements are amortized by the straight-line method over the lesser of their estimated useful life or the life of the lease.

   The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $6.9 million, $4.7 million and $3.1 million for fiscal 1995, 1994 and 1993, respectively.

F. PREOPENING EXPENSES

   Expenses associated with new, relocated or expanded stores are charged to earnings as incurred.

G. OCCUPANCY COSTS

   The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the noncancelable lease term. At February 25, 1996 and February 26, 1995, the accompanying consolidated balance sheets include deferred rent liabilities of $6.8 million and $4.8 million, respectively, relating to such scheduled rent increases.

H. INCOME TAXES

   The Company files a consolidated Federal income tax return. Separate state income tax returns are filed with each state in which the Company conducts business.

   Effective March 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The cumulative effect of the adoption of SFAS No. 109 was not material to the Company's consolidated financial statements and, therefore, not presented separately.

   Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

I. STOCK SPLITS

   On June 7, 1993, the Board of Directors of the Company approved a two-for-one split of the Company's common stock in the form of a 100% stock dividend. The stock split was distributed on July 8, 1993, to shareholders of record on June 21, 1993.

   On March 28, 1996, the Board of Directors of the Company approved a two-for-one split of the Company's common stock in the form of a 100% stock dividend. The stock split was distributed on April 30, 1996, to shareholders of record on April 10, 1996.

   Share and per share data have been adjusted to give effect to the stock splits.

J. EARNINGS PER SHARE

   Earnings per share is calculated using the weighted average shares and dilutive common equivalent shares (stock options) outstanding during the period.

K. FAIR VALUE OF FINANCIAL INSTRUMENTS

   In fiscal 1994, the Company adopted SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" which requires all entities to disclose the fair value of financial instruments for which it is practicable to estimate fair value.

   The Company's financial instruments include cash and cash equivalents, accounts payable, accrued expenses and other current liabilities, and long-term debt. The book value of cash and cash equivalents, accounts payable, and accrued expenses and other current liabilities are representative of their fair values due to the short-term maturity of these instruments. The book value of the Company's long-term debt is considered to approximate its fair value, based on current market rates and conditions.

L. USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. PROPERTY AND EQUIPMENT

   Property and equipment consist of the following:

                                                    FEBRUARY 25,    FEBRUARY 26,
(IN THOUSANDS)                                           1996            1995
================================================================================
Furniture, fixtures and equipment                    $ 47,495        $ 33,505
Leasehold improvements                                 43,507          33,729
Leasehold purchases                                     4,331           4,181
- - - --------------------------------------------------------------------------------
                                                       95,333          71,415
Less: Accumulated depreciation and
     amortization                                     (28,698)        (19,214)
- - - --------------------------------------------------------------------------------
                                                     $ 66,635        $ 52,201
================================================================================

   Depreciation and amortization expense was $9.9 million, $7.2 million and $4.2 million for fiscal 1995, 1994 and 1993, respectively.

3. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

   Accrued expenses and other current liabilities consist of the following:

                                                      FEBRUARY 25,  FEBRUARY 26,
(IN THOUSANDS)                                            1996          1995
================================================================================
Sales and payroll taxes payable                         $ 4,934       $ 2,989
Merchandise credits                                       2,945         2,044
Other                                                    19,068         9,791
- - - --------------------------------------------------------------------------------
                                                        $26,947       $14,824
================================================================================


4. LONG-TERM DEBT

   Under a credit agreement (the "Credit Agreement") concluded in November 1994, and subsequently amended in October 1995, the Company may borrow up to $45.0 million under a revolving credit commitment for loans and letters of credit. The Credit Agreement matures in October 1998, at which time any revolving credit loans outstanding may be converted to a term loan payable in twelve quarterly installments maturing in October 2001. Interest on all borrowing is determined based upon several alternative rates as stipulated in the Credit Agreement. During fiscal 1995, 1994 and 1993, interest rates on outstanding debt ranged from 5.92% to 9.00%, 5.00% to 9.00% and 4.88% to 6.25%, respectively. As of
February 25, 1996, there was $5.0 million in outstanding borrowings and approximately $125,000 in outstanding letters of credit.

   The Credit Agreement contains certain covenants which, among other things, place limitations on payment of dividends, capital expenditures and certain expenses; restrict additional borrowings; and require maintenance of certain financial ratios.

   Under the terms of these covenants approximately $20.0 million was available for the payment of dividends at February 25, 1996.

5. PROVISION FOR INCOME TAXES

   The components of the provision for income taxes are as follows:

                                                       FISCAL YEARS
                                          --------------------------------------
(IN THOUSANDS)                              1995           1994           1993
================================================================================
Historical income taxes:
   Current:
      Federal                             $22,383        $17,156        $13,019
      State and local                       6,901          5,410          3,459
- - - --------------------------------------------------------------------------------
                                           29,284         22,566         16,478
- - - --------------------------------------------------------------------------------
   Deferred:
      Federal                              (1,635)        (1,557)        (1,244)
      State and local                        (228)          (153)          (181)
- - - --------------------------------------------------------------------------------
                                           (1,863)        (1,710)        (1,425)
- - - --------------------------------------------------------------------------------
   Income taxes                           $27,421        $20,856        $15,053
================================================================================


   Included in other assets are deferred income taxes which reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets consist of the following:

                                                     FEBRUARY 25,   FEBRUARY 26,
(IN THOUSANDS)                                           1996           1995
================================================================================
Deferred tax assets:
   Deferred rent                                        $2,816         $2,028
   Inventories                                           2,679          1,870
   Other                                                 1,200            935
- - - --------------------------------------------------------------------------------
     Deferred tax assets                                $6,695         $4,833
================================================================================

   Reconciliations of the Federal statutory income tax rate to the effective tax rates are as follows:

                                                         FISCAL YEARS
                                              ----------------------------------
(IN THOUSANDS)                                 1995          1994          1993
================================================================================
Federal statutory income tax rate             35.00%        35.00%        35.00%
State income taxes, net of
   Federal tax benefit                         6.48          6.72          5.77
Other                                          (.48)         (.72)         (.02)
- - - --------------------------------------------------------------------------------
Effective tax rate                            41.00%        41.00%        40.75%
================================================================================


6. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

   a. The Company has an interest in certain life insurance policies on the lives of its Chairman and President. The beneficiaries of these policies are related to the aforementioned individuals. The Company's interest in these policies is equivalent to the net premiums paid by the Company. At February 25, 1996 and February 26, 1995, other assets include $1.8 million and $1.3 million, respectively, representing the Company's interest in the life insurance policies.

   b. The Company obtains certain payroll services from a related party. The Company paid fees for such services of $161,000, $121,000 and $95,000 for fiscal years 1995, 1994 and 1993, respectively.

   c. The Company made charitable contributions to the Mitzi and Warren Eisenberg Family Foundation, Inc. (the "Eisenberg Foundation") and the Feinstein Family Foundation, Inc. (the "Feinstein Foundation") in the aggregate amounts of $190,000, $179,000 and $115,000 for fiscal 1995, 1994 and 1993, respectively.
The Eisenberg Foundation and the Feinstein Foundation are each not-for-profit corporations of which Messrs. Eisenberg and Feinstein and their family members are the trustees and officers.

7.  LEASES

   The Company leases retail stores, as well as warehouses, office facilities, and equipment under agreements expiring at various dates through 2013. Certain leases provide for contingent rents (based upon store sales exceeding stipulated amounts), scheduled rent increases and renewal options ranging from five to fifteen years. The Company is obligated under a majority of the leases to pay for taxes, insurance, and common area maintenance charges.

   As of February 25, 1996, future minimum lease payments under noncancelable operating leases are as follows:

       FISCAL YEAR                    (IN THOUSANDS)                      AMOUNTS
================================================================================
       1996                                                             $ 40,140
       1997                                                               38,648
       1998                                                               37,511
       1999                                                               35,900
       2000                                                               34,814
       Thereafter                                                        226,273
- - - --------------------------------------------------------------------------------
       Total minimum lease payments                                     $413,286
================================================================================

   As of March 22, 1996, the Company had executed leases for sixteen stores planned for opening in fiscal 1996.

   Expenses for all operating leases were $37.3 million, $26.1 million and $17.5 million for fiscal years 1995, 1994 and 1993, respectively.

8. EMPLOYEE BENEFIT PLAN

   Effective January 1, 1991, the Company established a defined contribution 401(k) savings plan (the "Plan") covering all eligible employees. Participants may defer between 1% and 15% of annual pre-tax compensation not to exceed $9,500, $9,240 and $9,240 for calendar years 1996, 1995 and 1994, respectively; the Company has an option to contribute an amount as determined by the Board of Directors. In addition, each participant may elect to make voluntary, non-tax deductible contributions in excess of the pre-tax compensation limit up to 15% of compensation. As of February 25, 1996, the Company has made no contributions to the Plan.

9. EMPLOYMENT AGREEMENTS AND STOCK OPTION PLAN

A. EMPLOYMENT AGREEMENTS

   Under terms of employment agreements with its Chairman and President extending through June 1997, the Company is required to pay each a base salary (which may be increased by the Board of Directors) of $750,000 per annum. The agreements also provide for other terms and conditions of employment, including termination payments.

B. STOCK OPTION PLAN

   The 1992 Stock Option Plan (the "Stock Option Plan"), provides for the granting of options to purchase not more than an aggregate of 5,600,000 shares of the Company's common stock, subject to adjustment under certain circumstances. Some or all of such options may be "incentive stock options" within the meaning of the Internal Revenue Code of 1986. Options have been granted at market value and are exercisable at a rate of 20% per year over a five-year period commencing with the date of grant, or one or two years thereafter.

   The following table summarizes stock option transactions:

                                                   NUMBER OF       OPTION PRICE
                                                    SHARES          PER SHARE
================================================================================
Balance at February 28, 1993                       1,855,800      $ 4.13 -$ 7.94
Options granted                                    1,015,400        7.38 - 16.38
Options exercised                                    (91,770)       4.13 -  6.00
Options canceled                                    (136,920)       4.25 - 15.38
- - - --------------------------------------------------------------------------------
Balance at February 27, 1994                       2,642,510        4.13 - 16.38
- - - --------------------------------------------------------------------------------
Options granted                                      848,800       12.19 - 16.00
Options exercised                                   (177,080)       4.13 - 11.00
Options canceled                                    (201,140)       4.25 - 15.88
- - - --------------------------------------------------------------------------------
Balance at February 26, 1995                       3,113,090        4.13 - 16.38
- - - --------------------------------------------------------------------------------
Options granted                                    1,121,500        9.47 - 20.03
Options exercised                                   (299,090)       4.13 - 16.38
Options canceled                                    (279,640)       4.25 - 15.88
- - - --------------------------------------------------------------------------------
Balance at February 25, 1996                       3,655,860      $ 4.13 -$20.03
================================================================================
Options exercisable
  at February 25, 1996                               679,540      $ 4.13 -$16.38
================================================================================

   The stock option committees appointed pursuant to the Stock Option Plan determine the number of shares and the option price per share for any additional options issued under the Stock Option Plan.

10. SUPPLEMENTAL CASH FLOW INFORMATION

   The Company paid income taxes of $25.2 million, $19.5 million and $18.6 million in fiscal 1995, 1994 and 1993, respectively.

   The Company also paid interest of $991,000, $823,000 and $103,000 in fiscal 1995, 1994 and 1993, respectively.

11.  SUMMARY OF QUARTERLY RESULTS (UNAUDITED)




                                                             FISCAL 1995 QUARTER ENDED
                                             ----------------------------------------------------------
                                             MAY 28,        AUGUST 27,     NOVEMBER 26,    FEBRUARY 25,
(IN THOUSANDS, EXCEPT PER SHARE DATA)         1995             1995            1995            1996
=======================================================================================================
Net sales                                    $113,452        $150,110        $161,789        $175,901
Gross profit                                   46,864          62,224          66,944          74,004
Operating profit                                9,787          18,936          17,101          21,761
Earnings before provision
   for income taxes                             9,594          18,602          16,959          21,725
Provision for income taxes                      3,934           7,627           6,953           8,907
Net earnings                                 $  5,660        $ 10,975        $ 10,006        $ 12,818
Net earnings per share                       $    .08        $    .16        $    .14        $    .19

                                                             FISCAL 1994 QUARTER ENDED
                                             ----------------------------------------------------------
                                             MAY 29,        AUGUST 28,     NOVEMBER 27,    FEBRUARY 26,
(IN THOUSANDS, EXCEPT PER SHARE DATA)         1994              1994           1994            1995
=======================================================================================================
Net sales                                    $ 85,853        $111,535        $115,024        $127,849
Gross profit                                   35,503          46,503          47,821          53,992
Operating profit                                7,955          14,820          13,071          15,839
Earnings before provision
   for income taxes                             7,833          14,660          12,799          15,577
Provision for income taxes                      3,212           6,010           5,248           6,386
Net earnings                                 $  4,621        $  8,650        $  7,551        $  9,191
Net earnings per share                       $    .07        $    .12        $    .11        $    .13


=======================================================================================================


INDEPENDENT AUDITORS' REPORT
                                                                     [KPMG LOGO]



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BED BATH & BEYOND INC.:

   We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of February 25, 1996 and February 26, 1995, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the fiscal years in the three-year period ended February 25, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of February 25, 1996 and February 26, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 25, 1996 in conformity with generally accepted accounting principles.



New York, New York                                    Sig. KPMG PEAT MARWICK LLP
March 22, 1996

CORPORATE DATA




EXECUTIVE OFFICERS & DIRECTORS

Warren Eisenberg
Chairman, Co-Chief Executive Officer and Director

Leonard Feinstein
President, Co-Chief Executive Officer and Director

Ronald Curwin
Chief Financial Officer and Treasurer

Klaus Eppler
Director - Partner, Proskauer Rose Goetz & Mendelsohn LLP, New York, New York

Robert S. Kaplan
Director - General Partner, Goldman, Sachs & Co., New York, New York

Robert J. Swartz
Director - Independent Consultant


KEY MANAGERS

Matthew Fiorilli
Director of Store Operations - Eastern Region

Harold Kislik
General Merchandise Manager - Domestics Merchandise

Phillip Kornbluh
Director of Store Planning

Jonathan Rothstein
General Merchandise Manager - Home Furnishings

Arthur Stark
Director of Store Operations - Western Region

Steven H. Temares
Director of Real Estate and General Counsel


CORPORATE HEADQUARTERS

Bed Bath & Beyond Inc.
715 Morris Avenue
Springfield, New Jersey  07081
Telephone: 201/379-1520


SHAREHOLDER INFORMATION

You may obtain, at no cost, copies of Bed Bath & Beyond Inc.'s 1995 Form 10-K report (excluding exhibits) and quarterly reports by writing to:
Chief Financial Officer and Treasurer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083
Telephone: 908/688-0888
Fax: 908/810-8813


STOCK LISTING

The Common Stock of Bed Bath & Beyond Inc. is traded through the NASDAQ National Market System under the symbol "BBBY."

STOCK ACTIVITY

This table sets forth by fiscal quarter the high and low reported sales prices of the Company's Common Stock on the NASDAQ National Market System during fiscal 1994 and fiscal 1995.

                                    HIGH          LOW
========================================================
FISCAL 1994
First Quarter                     $16 3/8       $11 1/2
Second Quarter                     16 1/2        12 1/2
Third Quarter                      15 3/8        11 3/8
Fourth Quarter                     15 3/4        12 7/8

FISCAL 1995
First Quarter                      13 1/4         9
Second Quarter                     16 1/2        10 5/16
Third Quarter                      18 7/16       12 1/2
Fourth Quarter                     22 7/16       15

At April 10, 1996, there were approximately 380 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.


TRANSFER AGENT

The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

Chemical Mellon Shareholder Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
Telephone: 800/851-9677


INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
345 Park Avenue
New York, New York 10154


ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 9:00 A.M. Thursday, June 27, 1996, at the Headquarters Plaza Hotel, Three Headquarters Plaza, Morristown, New Jersey.




Designed and produced by Frankston Associates

                            [BED BATH & BEYOND LOGO]
                                715 MORRIS AVENUE
                          SPRINGFIELD, NEW JERSEY 07081
                                  201/379-1520