Form 10-K, Exhibit 13
period 1997-03-01
BED BATH & BEYOND INC
filed 1997-05-28
CIK 886158

                                                                     Exhibit 13


                                      1996
                                ----------------
                                25th Anniversary


                               BED BATH & BEYOND
                               -----------------
                                  ANNUAL REPORT






                        --------------------------------
                        Beyond any store of its kind.(R)

        Founded in 1971, Bed Bath & Beyond Inc. is a nationwide chain of "superstores" selling predominantly better quality domestics merchandise and home furnishings. The Company's 114 stores principally range from 30,000 to 50,000 square feet, with some stores exceeding 80,000 square feet. They combine superior service and a huge selection of items at everyday low prices within a constantly evolving shopping environment that has proven to be both fun and exciting for customers. Bed Bath & Beyond Inc.'s shares are traded on the NASDAQ National Market System under the symbol "BBBY".

Store Locations

1     Alabama                 7     New Jersey

2     Arizona                 1     New Mexico

14    California              11    New York

2     Colorado                2     North Carolina

3     Connecticut             4     Ohio

11    Florida                 1     Oklahoma

5     Georgia                 2     Pennsylvania

8     Illinois                2     Tennessee

2     Indiana                 13    Texas

1     Kansas                  7     Virginia

4     Maryland                1     Washington

4     Massachusetts           1     Wisconsin

4     Michigan

1     Missouri                114   Total



Contents

Selected Financial Data                                        1

Letter to Shareholders                                     2 - 9

Management's Discussion and
Analysis of Financial Condition
and Results of Operations                                  10-13

Consolidated Financial Statements                          14-24

Corporate Data                                 INSIDE BACK COVER

SELECTED FINANCIAL DATA



                                                                              FISCAL YEAR ENDED(1)
                                             -----------------------------------------------------------------------------------
(in thousands, except per share                MARCH 1,         FEBRUARY 25,      FEBRUARY 26,      FEBRUARY 27,     FEBRUARY 28,
and selected operating data)                    1997               1996              1995              1994             1993
================================================================================================================================
INCOME STATEMENT DATA:
Net sales                                     $  823,178        $  601,252        $  440,261        $  305,767        $  216,712
Gross profit                                     341,168           250,036           183,819           127,972            90,528
Operating profit                                  90,607            67,585            51,685            36,906            26,660
Net earnings(2)                                   55,015            39,459            30,013            21,887            15,960
Net earnings per share(2)(3)                  $      .78        $      .57        $      .43        $      .32        $      .24

SELECTED OPERATING DATA:
Number of stores open
    (at period end)                                  108                80                61                45                38
Total square feet of store space
    (at period end)                            4,347,000         3,214,000         2,339,000         1,512,000         1,128,000
Net sales per average square foot of
    total store space                         $      218        $      217        $      229        $      232        $      212
Percentage increase in comparable store
    net sales                                        6.1%              3.8%             12.0%             10.6%              7.2%

BALANCE SHEET DATA (AT PERIOD END):
Working capital                               $  121,679        $   87,727        $   71,902        $   54,432        $   34,501
Total assets                                     329,925           235,810           176,678           121,468            76,654
Long-term debt                                        --             5,000            16,800            13,300                --
Shareholders' equity                          $  214,361        $  151,446        $  108,939        $   77,305        $   54,643

(1) Each fiscal year is 52 weeks, except for March 1, 1997 which represents 52 weeks and 6 days.

(2) Bed Bath & Beyond Inc. was an S corporation for Federal and certain state income tax purposes until June 9, 1992. Provision for income taxes and net earnings in fiscal 1992 reflect a provision for pro forma income taxes as if the Company and its subsidiaries had been liable for Federal, state and local income taxes as taxable corporate entities.

(3) Net earnings per share amounts have been adjusted for two-for-one stock splits of the Company's common stock (each of which was effected in the form of a 100% stock dividend), which were distributed on June 21, 1993 and April 30, 1996.


             NET SALES         NET EARNINGS PER SHARE       NET EARNINGS
           ($ in millions)          (in dollars)           ($ in millions)
92            216.7                 0.24                       16
93            305.8                 0.32                       21.9
94            440.3                 0.43                       30
95            601.3                 0.57                       39.5
96            823.2                 0.78                       55


                                       1
                                25th Anniversary

TO OUR FELLOW SHAREHOLDERS:

       Bed Bath & Beyond's Silver Anniversary Year was memorable in many ways. In addition to recording the strongest financial results in our 25 year history, our Company also achieved several significant milestones.

       Among these were:

- the debut of our 100th unit (located in Irvine, California), one of twenty-eight new superstores opening during fiscal 1996;

-      the second two-for-one stock split since "going public" in 1992;

- the addition of our stock to both the Standard & Poor's Mid-Cap 400 and Nasdaq-100 indices;

- the appointment of Steven H. Temares to the newly-established position of Executive Vice President-Chief Operating Officer; and

-      the elimination of the balance of our long-term debt.

                         TOTAL ASSETS
                        ($ in millions)
                        92         76.7
                        93        121.5
                        94        176.7
                        95        235.8
                        96        329.9

                                    [CAPTION]
                                   OUR COMPANY
                                    HAS NEVER
                                    ENJOYED A
                               STRONGER FINANCIAL
                                    POSITION.

OUR FIRST QUARTER CENTURY - A RETROSPECTIVE:

   Bed Bath & Beyond began operations in 1971 with the opening of two small "bed n bath" stores, one in New York and one in New Jersey. In the intervening two and one-half decades, our Company has evolved into the preeminent nationwide chain of domestics merchandise and home furnishings "superstores". Significant milestones occurred in 1985, when our superstore format was introduced, and in 1987, when the "Bed Bath & Beyond" name, which recognized our expanded merchandising offerings, was adopted.

   Since our modest beginning on the East Coast, we have now grown to a chain of 114 stores in 26 states. In every market we have entered over the years, consumer acceptance of our stores has been outstanding.

[PHOTO OF LEONARD FEINSTEIN AND WARREN EISENBERG, CO-CHIEF EXECUTIVE OFFICERS]

       From inception, we've believed very strongly in running a highly decentralized company. This is one of our major strengths, one which differentiates us from most other retailers. It has taken 25 years of developing the people who have made possible our continued growth in a decentralized manner, a distinct advantage that we enjoy. While a decentralized company can become centralized, it is nearly impossible for a centralized company to become decentralized. We operate in an environment in which all of our store managers, area managers, district managers and regional directors, regardless of any prior experience in retailing, begin their careers as associates or department managers, and are trained to be Bed Bath & Beyond entrepreneurs and merchants. Upon promotion to store manager, they are empowered to make merchandising and operational decisions not customary in a centralized operation. The importance of this distinction, and the philosophy upon which it is based, cannot be overemphasized. Some might say that this is a difficult and expensive way to operate, and we agree, but we also say it's well worth it! It is our operating philosophy, or culture, if you will, that sets us apart from others in our industry. It's what gives us the significant advantage we enjoy over our competition, who simply cannot copy what we do and achieve the results we do. Our stores, our "bottom line" and our balance sheet have proven, time and time again, that this is so.

                                    [CAPTION]
                 OUR ABILITY TO IDENTIFY AND CREATE GOOD MARKUP
                             ITEMS AND "MERCHANDISE
                                    THE MIX"
                                   HAS BEEN A
                           STRONG KEY TO OUR SUCCESS.


   Our Company has accomplished much over the past 25 years, but we are most proud of the outstanding management team, second to none in our industry, that has been assembled since 1971. On a day to day basis our Company is run by our new Executive Vice President-Chief Operating Officer,



                                      3
                               25th Anniversary

Steven Temares, age 38, and five other key managers who have been with the Company an average of 15 years, and whose average age is 40. Having worked themselves, during their successful careers at Bed Bath & Beyond, in practically every store operations or merchandising position, they continue to spend time each week in our stores, working with their fellow employees, and greeting and assisting customers. Exceptionally bright and hardworking, our key managers operate as an incredibly effective team in directing the activities of the approximately 7,000 associates who work in our stores and offices.

                   SHAREHOLDERS' EQUITY
                    ($ in millions)
                     92         54.6
                     93         77.3
                     94        108.9
                     95        151.4
                     96        214.4

                                   [CAPTION]
                          OUR UNIQUE CORPORATE CULTURE
                                  IS FOCUSED ON
                                   "THE BOTTOM
                    LINE" AND ON BUILDING SHAREHOLDER VALUE.

       Also, from the very beginning, our Company has operated on the premise that the customer is the most important person in our business. The closer our associates are to the customer, the more important that associate, and the associate's ideas, are to Bed Bath & Beyond. Many creative ideas over the years have come from store personnel, who conceived of many of these ideas through their day to day contacts with customers.

       Another guiding principle of our Company has been change. Only through constant innovation and evolution have we been able to remain the industry leader and continue to widen our lead. New customer service initiatives, new merchandise items, new departments, new fixturing, combined with the aforementioned new ideas, are truly our lifeblood. We have created, and will continue to foster, a unique environment in which each individual is encouraged to think of how to "do it better", and is rewarded by seeing his or her new idea rolled out company-wide.

       "Merchandising the mix" has been another key to our success. We have proven over and over again our ability to not only identify and create good markup items, but to drive the volume on such items. The result is not simply higher sales volume, but higher gross margins as well. In our decentralized environment, our personnel know very well that it is not just buying and pricing the item that controls gross profit, but that by selling a better mix, and driving the volume on higher margin merchandise, superior results are attained.

       From inception in 1971, our stores have consistently featured top national brands, literally the best in the industry. As an important element in our merchandising philosophy, they reinforce our quality value pricing image to the customer. We seek to avoid carrying merchandise where the vendor establishes the retail selling price. This also distinguishes us from other retailers who, in order to secure such products, may ask "department store prices" for them. Thus, while we provide Bed Bath & Beyond shoppers with value-priced, nationally-branded merchandise, through "merchandising the mix", we achieve healthy gross margins.

       In the twenty-five years we have been in business, we have always believed that there are no shortcuts. We realize that you must invest the time, the energy, the effort, and often the emotion, in order to produce outstanding results. We have also found it


                                      5
                               25th Anniversary
essential to invest heavily in the infrastructure necessary to support a much larger chain of retail stores. We continue to allocate significant resources to the recruitment and training of personnel and to the accelerated development of logistical support and computerized systems.

       Successful retail businesses cannot be built, and mediocre businesses cannot be transformed, literally overnight. Indeed, even a successful retailer must constantly modify, innovate and improve every aspect of its business, if it is to continue to achieve exceptional results. That is why we will strive, in our next twenty-five years, to adhere to the business principles which have served our Company so well during the past quarter century.

FINANCIAL REVIEW OF 1996:

       Net sales for the fiscal year (fifty-two weeks, six days) ended March 1, 1997 were $823.2 million, compared with fiscal 1995 (fifty-two weeks) net sales of $601.3 million, an increase of 36.9%. Comparable store sales for fiscal 1996 increased by 6.1% from last year.

       Net earnings increased 39.4% to $55.0 million, or $.78 per share, from $39.5 million, or $.57 per share. Internally-generated cash flow not only completely funded our expansion program in 1996, but also enabled Bed Bath & Beyond to achieve a strong, flexible, debt-free balance sheet on March 1, 1997. With working capital at that date of $121.7 million, compared with $87.7 million at the prior fiscal year-end, and a $45.0 million bank credit facility, currently not being used, our Company has never enjoyed a stronger financial position.

                                    [CAPTION]
                                  WE'VE ALWAYS
                                   LIVED WITH
                                  COMPETITORS,
                                 AND HAVE FARED
                               QUITE WELL AGAINST
                                      THEM.

STORE EXPANSION

           NUMBER OF STORES        TOTAL SQUARE FOOTAGE
                                      (IN THOUSANDS)
92                  38                    1,128
93                  45                    1,512
94                  61                    2,339
95                  80                    3,214
96                 108                    4,347


EXPANSION PROGRAM:

       Our new store expansion program accelerated during the fiscal year with the opening of twenty-eight new superstores and the expansion of two additional stores, bringing to 108 the number of stores operating at year-end. In fiscal 1996, we entered four new states (Missouri, New Mexico, North Carolina, and Tennessee), and increased total store space by approximately 35%, from 3.2 million square feet to 4.3 million square feet. During fiscal 1997, we plan to open approximately 30 additional new superstores, in both new and existing markets, and to enter several states, including Oregon and Wisconsin, for the first time.

       The approximately $60 billion domestics and home furnishings industry remains highly fragmented. Most sales of these products are still generated by the department stores and the national chains. With all of our growth, Bed Bath & Beyond enjoys less than a 2% market share. We presently operate in 28 of the 40 largest markets in the United States, and in those 28 markets there are opportunities to open additional stores, and to upgrade existing units. We are also pursuing growth opportunities in the remaining larger markets, as well as in selected smaller markets. These factors, combined with strong demographics, and the desire of many



                                      6
                               25th Anniversary
consumers to upgrade their home environments, support the assumptions underlying our long-term strategic goals.

COMPETITIVE ENVIRONMENT:

       Bed Bath & Beyond has always faced numerous competitors, including department stores, national chains and other superstore operators, and has fared quite well against them. Since we became a public company in 1992, our attractive financial results have tempted others to try to emulate our success. We are frequently shopped by our competitors, including their top executives. While they may copy our merchandise items, customer services, racetrack layout, displays and fixtures, or even promotional ideas, there is simply no way they can replicate our organization, develop our merchandising and operational strengths, or generally clone our culture. While we know that past performance does not assure future success, we are intent on exploiting the opportunity to widen the gap in operating performance that clearly exists between Bed Bath & Beyond and its competitors.

                                    [CAPTION]
                                BED BATH & BEYOND
                                    OFFERS AN
                                   UNSURPASSED
                                   BREADTH AND
                                    DEPTH OF
                                 MERCHANDISE AND
                                   OUTSTANDING
                                CUSTOMER SERVICE.


AS WE LOOK TO THE FUTURE:

       Bed Bath & Beyond, now a quarter-century old, is the leader in a young, dynamic, fast-growing segment of the retail industry.

       To summarize:

- Our results, based upon well-tested operating and merchandising philosophies, have been consistently strong;

- Our Company has developed a proven, successful concept, which is rapidly being rolled out across the country;

-      With only 114 stores in 26 states, expansion opportunities are plentiful;

-      We are solidifying our infrastructure to support planned growth;

- Our experienced, entrepreneurial managers and associates truly enjoy the business they've developed and nurtured, and they're doing an outstanding job;

- A strong, unleveraged financial position, provides exceptional resources and flexibility.

       And yet, with all of this going for us, and in spite of our performance to date, we are never fully satisfied. We have not come this far, only to relax our collective efforts to constantly reinvent our Company, to make it better tomorrow than it is today. As we move towards the 21st Century, we reaffirm our deep-seated commitment to the Bed Bath & Beyond customer from coast-to-coast, upon whose loyal patronage our continued success ultimately depends.


                                                  Sincerely,

                                                  /s/ Warren Eisenberg
                                                      Warren Eisenberg,
                                                      Chairman and Co-Chief
                                                      Executive Officer


                                                  /s/ Leonard Feinstein
                                                      Leonard Feinstein,
                                                      President and Co-Chief
                                                      Executive Officer



                                                      May 9, 1997

                                      9
                               25th Anniversary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS




RESULTS OF OPERATIONS

   The following table sets forth for the periods indicated (i) selected income statement data of the Company expressed as a percentage of net sales and (ii) the percentage change from the prior year in selected income statement data:

                                                                            FISCAL YEAR ENDED
                                        -----------------------------------------------------------------------------------------
                                                     PERCENTAGE OF NET SALES                    PERCENTAGE CHANGE FROM PRIOR YEAR
                                        -----------------------------------------------------------------------------------------
                                        MARCH 1,         FEBRUARY 25,       FEBRUARY 26,          MARCH 1,         FEBRUARY 25,
                                          1997               1996               1995                1997               1996
=================================================================================================================================
Net sales                                100.0%             100.0%             100.0%               36.9%              36.6%
Cost of sales, including buying,
   occupancy and indirect costs           58.6               58.4               58.2                37.2               37.0
Gross profit                              41.4               41.6               41.8                36.4               36.0
Selling, general and
   administrative expenses                30.4               30.3               30.0                37.3               38.1
Operating profit                          11.0               11.2               11.7                34.1               30.8
Earnings before provision
   for income taxes                       11.1               11.1               11.6                36.5               31.5
Net earnings                               6.7                6.6                6.8                39.4               31.5


FISCAL 1996 COMPARED WITH FISCAL 1995

   In fiscal 1996, the Company expanded store space by 35.3%, from 3,214,000 square feet at fiscal year-end 1995 to 4,347,000 square feet at fiscal year-end 1996. The 1,133,000 square feet increase was the result of opening twenty-eight new superstores and expanding two existing stores.

   Net sales in fiscal 1996 increased $221.9 million to $823.2 million, representing an increase of 36.9% over the $601.3 million net sales of fiscal 1995. Approximately 84% of the increase is attributable to new store net sales and the balance to an increase in comparable store net sales. Net sales per average square foot of store space increased in fiscal 1996 to $218 from $217 in fiscal 1995.

   Approximately 55% and 45% of net sales for fiscal 1996 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimates that bed linens accounted for approximately 21% of net sales during fiscal 1996 and fiscal 1995. No other individual product category accounted for 10% or more of net sales during either fiscal year.

   Gross profit for fiscal 1996 was $341.2 million or 41.4% of net sales compared with $250.0 million or 41.6% of net sales, a year ago. The decrease in gross profit as a percentage of net sales was attributable to a number of factors, including a different mix of sales during fiscal 1996 compared to the mix of sales during the prior year, and an increase in coupons redeemed associated with the circular marketing program.

   The percentage increase in comparable store net sales was 6.1% in fiscal 1996 compared with 3.8% in fiscal 1995. The increase in comparable net sales relative to the prior year primarily reflects a number of factors, including but not limited to, the continued consumer acceptance of the Company's merchandise offerings and customer service and the generally favorable retailing environment.

   Selling, general and administrative expenses ("SG&A"), were $250.6 million or 30.4% of net sales in fiscal 1996 compared to $182.5 million or 30.3% of net sales in fiscal 1995. The increase in SG&A as a percentage of net sales primarily reflects an increase in occupancy costs, which was partially offset by a decrease in payroll and payroll related items. Expenses associated with new, relocated or expanded stores are charged to earnings as incurred.




                                      10
                               25th Anniversary

   The costs associated with the Company's computer systems, including personnel costs, hardware leasing costs and software costs, were approximately $9.8 million in fiscal 1996, $6.9 million in fiscal 1995 and $4.8 million in fiscal 1994, and the Company estimates will be approximately $12.5 million in fiscal 1997.

   Operating profit was $90.6 million in fiscal 1996, an increase of $23.0 million or 34.1% from fiscal 1995, reflecting primarily the increase in net sales which was partially offset by increases in cost of sales and SG&A.

   The change in the effective tax rate reflects a decrease in the amount provided for state and local taxes due primarily to the composition of states in which the Company currently conducts business.

FISCAL 1995 COMPARED WITH FISCAL 1994

   In fiscal 1995, the Company expanded store space by 37.4%, from 2,339,000 square feet at fiscal year-end 1994 to 3,214,000 square feet at fiscal year-end 1995. The 875,000 square feet increase was the result of opening nineteen new superstores and expanding two existing stores.

   Net sales in fiscal 1995 increased $161.0 million to $601.3 million, representing an increase of 36.6% over the $440.3 million net sales volume of fiscal 1994. Approximately 91% of the increase is attributable to new store net sales and the balance to an increase in comparable store net sales.

   The Company estimates that bed linens accounted for approximately 21% and 20% of net sales during fiscal 1995 and fiscal 1994, respectively. No other individual product category accounted for 10% or more of net sales during either fiscal year.

   Gross profit for fiscal 1995 was $250.0 million or 41.6% of net sales compared with $183.8 million or 41.8% of net sales, a year ago. The decrease in gross profit as a percentage of net sales was attributable to a number of factors, including a different mix of sales during fiscal 1995 compared to the mix of sales during the prior year, and an increase in coupons redeemed associated with the circular marketing program.

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

   SG&A was $182.5 million or 30.3% of net sales in fiscal 1995 compared to $132.1 million or 30.0% of net sales in fiscal 1994. The increase in SG&A as a percentage of net sales primarily reflects an increase in occupancy costs, which was partially offset by a decrease in payroll and payroll related items. Expenses associated with new, relocated or expanded stores are charged to earnings as incurred.

   Operating profit was $67.6 million in fiscal 1995, an increase of $15.9 million or 30.8% from fiscal 1994, reflecting primarily the increase in net sales which was partially offset by increases in cost of sales and SG&A.

EXPANSION PROGRAM

   The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets and the expansion or replacement of existing stores with larger stores. In the five-year period from the beginning of fiscal 1992 to the end of fiscal 1996, the chain has grown from 34 stores to 108 stores. Total square footage grew from 917,000 square feet at the beginning of fiscal 1992 to 4,347,000 square feet at the end of fiscal 1996.

   A major portion of the increase in the Company's net sales during each of the preceding five years was attributable to new store net sales as distinguished from increases in comparable store net sales, with new store net sales accounting for approximately 84%, 91%, 78%, 75% and 70% of the increase in net sales in fiscal 1996, 1995, 1994, 1993 and 1992, respectively.




                                      11
                               25th Anniversary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTINUED




   The Company intends to continue its expansion program and currently anticipates that in fiscal 1997 it will open approximately 30 new stores (see details under "Liquidity and Capital Resources" below). The Company believes that a predominant portion of any increase in its net sales in fiscal 1997 will continue to be attributable to new store net sales. Accordingly, the continued growth of the Company is dependent, in large part, upon the Company's ability to execute its expansion program successfully, of which there can be no assurance.

LIQUIDITY AND CAPITAL RESOURCES

   The Company has been able to finance both its normal operations and its expansion program principally through internally generated funds during the preceding five years. For the foreseeable future, the Company intends to retain all earnings for use in the operation and expansion of its business.

   The Company's merchandise inventory has grown from $108.4 million at the end of fiscal 1994 to $148.4 million at the end of fiscal 1995, and to $187.2 million at the end of fiscal 1996. The increase in inventory between the end of fiscal 1995 and fiscal 1996 was attributable to the addition of new store space during the period, which was partially offset by a decrease in inventory levels at existing stores. This decrease in inventory levels at existing stores as of the end of fiscal 1996 primarily reflected the timing of fiscal year-end inventory receipts. The increase in merchandise inventory between the end of fiscal 1994 and fiscal 1995 was primarily attributable to the addition of new store space.

   The Company's working capital increased from $71.9 million at the end of fiscal 1994 to $87.7 million at the end of fiscal 1995, and to $121.7 million at the end of fiscal 1996. The increase between the end of fiscal 1995 and the end of fiscal 1996 was primarily reflected in an increase in merchandise inventories and cash and cash equivalents, which was partially offset by increases in accounts payable and accrued expenses and other current liabilities. The increase between the end of fiscal 1994 and the end of fiscal 1995 was primarily reflected in an increase in merchandise inventories, which was partially offset by increases in accounts payable and accrued expenses and other current liabilities.

   The Company's expansion program requires the Company to make capital expenditures for furniture and fixtures and leasehold improvements on an ongoing basis. The Company's total capital expenditures were $35.1 million, $24.5 million and $24.5 million during fiscal 1996, 1995 and 1994, respectively.

   Under a credit agreement (the "Credit Agreement") concluded in November 1994, and subsequently amended in October 1995 and in February 1997, the Company may borrow up to $45.0 million under a revolving credit commitment for loans and letters of credit. The Credit Agreement matures in October 1998, at which time any revolving credit loans outstanding may be converted to a term loan payable in twelve quarterly installments maturing in October 2001.

   The Credit Agreement contains certain covenants which, among other things, place limitations on payment of dividends, capital expenditures and certain expenses. Additionally, there are restrictions on additional borrowings and a requirement that the Company maintain certain financial ratios. The Company does not believe that any of these covenants have materially affected its business or will affect its expansion program as currently planned.

   The Company borrowed under the Credit Agreement primarily in order to meet seasonal cash requirements as well as capital expenditures and inventory requirements for new store space opened during the year. During fiscal 1996, the outstanding amount of indebtedness did not exceed $6.0 million and there was no amount of outstanding indebtedness at the end of the fiscal year. The outstanding amounts of indebtedness under the Credit Agreement were $5.0 million and $16.8 million at the end of fiscal 1995 and 1994, respectively. The weighted-average interest rates on such indebtedness were 6.45%, 7.27% and 6.96% at the end of fiscal 1996, 1995 and 1994, respectively.

   The Company believes that during fiscal 1997, internally generated funds, supplemented, if necessary, by borrowings under the Credit Agreement, will be sufficient to fund both its normal operations and its expansion program.




                                      12
                               25th Anniversary

   As of March 28, 1997, the Company has leased sites for twenty-three new superstores planned for opening in fiscal 1997, including four new stores already opened in Northville, Michigan; Charlotte, North Carolina; San Antonio, Texas; and Madison, Wisconsin (the Company's first store in that state).

   Other new stores expected to open in fiscal 1997 will be located in Birmingham, Alabama; Oceanside and Thousand Oaks, California; Golden, Colorado; Augusta, Georgia; Naperville, Illinois; Ballwin, Kansas City and St. Peters, Missouri; East Hanover and Woodbridge, New Jersey; Buffalo and New York City (Queens), New York; Tigard, Oregon (the Company's first store in that state); Pittsburgh (2), Pennsylvania; Grapevine and San Antonio, Texas; and Richmond, Virginia.

   Approximate aggregate costs for the twenty-three leased stores are estimated at $45.5 million for merchandise inventories, $14.8 million for furniture and fixtures and leasehold improvements, and $6.0 million for preopening expenses (which will be expensed as incurred). In addition to the foregoing twenty-three locations already leased, the Company expects to open approximately seven additional locations. The costs that the Company is expected to incur in connection with the anticipated opening of other superstores for which sites have not yet been leased, cannot presently be determined.

RECENT ACCOUNTING PRONOUNCEMENT

   In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128), was issued. SFAS No. 128 simplifies the standards for computing earnings per share and makes the United States standards for computing earnings per share more comparable to international standards. SFAS No. 128 requires presentation of "basic" earnings per share (which excludes dilution) and "diluted" earnings per share. The Company does not believe the adoption of SFAS No. 128 in fiscal 1997 will have a material impact on the Company's reported earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of all prior period earnings per share presented.

FORWARD LOOKING STATEMENTS

   This Annual Report and, in particular, Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results of operations and future financial condition may differ materially from those expressed in any such forward looking statements as a result of many factors that may be beyond the Company's control. Such factors include, without limitation: general economic conditions, changes in the retail environment and consumer spending habits, demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; unusual weather patterns; competition from existing and potential competitors; pricing pressures; the availability of trained qualified management personnel to support the Company's expansion; and the cost of labor, merchandise and other costs and expenses.

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




                                      13
                               25th Anniversary

CONSOLIDATED BALANCE SHEETS
BED BATH & BEYOND INC. AND SUBSIDIARIES




                                                                 MARCH 1,   FEBRUARY 25,
(in thousands, except share and per share data)                    1997         1996
========================================================================================
ASSETS
Current assets:
   Cash and cash equivalents                                     $ 38,765     $ 10,267
   Merchandise inventories                                        187,185      148,383
   Prepaid expenses and other current assets                        1,605        1,630
                                                                 ---------------------

     Total current assets                                         227,555      160,280
                                                                 ---------------------

Property and equipment, net (note 2)                               88,332       66,635
Other assets (notes 5 and 6)                                       14,038        8,895
                                                                 ---------------------

                                                                 $329,925     $235,810
                                                                 =====================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                              $ 47,821     $ 39,025
   Accrued expenses and other current liabilities (note 3)         47,923       26,947
   Income taxes payable                                            10,132        6,581
                                                                 ---------------------

     Total current liabilities                                    105,876       72,553
                                                                 ---------------------

Long-term debt (note 4)                                                --        5,000
Deferred rent                                                       9,688        6,811
                                                                 ---------------------

                                                                  115,564       84,364
                                                                 ---------------------


Commitments and contingencies (notes 4, 7 and 9)

Shareholders' equity:
   Preferred stock - $0.01 par value; authorized - 1,000,000
     shares; no shares issued or outstanding                           --           --
   Common stock - $0.01 par value; authorized -
     March 1, 1997, 150,000,000 shares and
     February 25, 1996, 100,000,000 shares;
     issued and outstanding - March 1, 1997,
     68,603,022 shares and February 25, 1996,
     68,067,972 shares                                                686          681
   Additional paid-in capital                                      54,149       46,254
   Retained earnings                                              159,526      104,511
                                                                 ---------------------

     Total shareholders' equity                                   214,361      151,446
                                                                 ---------------------

                                                                 $329,925     $235,810
                                                                 =====================



See accompanying Notes to Consolidated Financial Statements.





                                      14
                               25th Anniversary

CONSOLIDATED STATEMENTS OF EARNINGS
BED BATH & BEYOND INC. AND SUBSIDIARIES




                                                                   FISCAL YEAR ENDED
                                                    -----------------------------------------------
                                                      MARCH 1,       FEBRUARY 25,      FEBRUARY 26,
(in thousands, except share and per share data)         1997             1996              1995
===================================================================================================
Net sales                                           $    823,178     $    601,252      $    440,261
Cost of sales, including buying, occupancy and
   indirect costs                                        482,010          351,216           256,442
                                                    -----------------------------------------------

     Gross profit                                        341,168          250,036           183,819

Selling, general and administrative expenses             250,561          182,451           132,134
                                                    -----------------------------------------------

     Operating profit                                     90,607           67,585            51,685

Interest income (expense), net                               704             (705)             (816)
                                                    -----------------------------------------------

     Earnings before provision for income taxes           91,311           66,880            50,869

Provision for income taxes (note 5                        36,296           27,421            20,856
                                                    -----------------------------------------------

     Net earnings                                   $     55,015     $     39,459      $     30,013
                                                    ===============================================

Net earnings per share                              $        .78     $        .57      $        .43
                                                    ===============================================

Weighted-average shares outstanding                   70,555,244       69,412,170        69,138,766
                                                    ===============================================



See accompanying Notes to Consolidated Financial Statements.



                                      15
                               25th Anniversary

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
BED BATH & BEYOND INC. AND SUBSIDIARIES




                                                       COMMON STOCK        ADDITIONAL
                                                   -------------------      PAID-IN      RETAINED
(in thousands)                                     SHARES      AMOUNT       CAPITAL      EARNINGS       TOTAL
==============================================================================================================
Balance at February 27, 1994                       67,592     $    338      $ 41,928     $ 35,039     $ 77,305

Net earnings                                                                               30,013       30,013

Shares sold under employee stock option
   plan (note 11)                                     177            1         1,620                     1,621

                                                   -----------------------------------------------------------
Balance at February 26, 1995                       67,769          339        43,548       65,052      108,939

Net earnings                                                                               39,459       39,459

Shares sold under employee stock option
   plan (note 11)                                     299            2         3,046                     3,048

Reclassification of additional paid-in
   capital to common stock in connection
   with the 2 for 1 stock split (note 1(g))                        340          (340)                       --

                                                   -----------------------------------------------------------
Balance at February 25, 1996                       68,068          681        46,254      104,511      151,446

Net earnings                                                                               55,015       55,015

Shares sold under employee stock option
   plan (note 11)                                     535            5         7,895                     7,900

                                                   -----------------------------------------------------------

BALANCE AT MARCH 1, 1997                           68,603     $    686      $ 54,149     $159,526     $214,361
                                                   ===========================================================




See accompanying Notes to Consolidated Financial Statements.



                                      16
                               25th Anniversary

CONSOLIDATED STATEMENTS OF CASH FLOWS
BED BATH & BEYOND INC. AND SUBSIDIARIES


                                                                             FISCAL YEAR ENDED
                                                                   --------------------------------------
                                                                   MARCH 1,    FEBRUARY 25,  FEBRUARY 26,
(in thousands)                                                       1997          1996          1995
=========================================================================================================
Cash Flows from Operating Activities:
   Net earnings                                                    $ 55,015      $ 39,459      $ 30,013
   Adjustments to reconcile net earnings to net
     cash provided by operating activities:
     Depreciation and amortization                                   13,439         9,902         7,193
     Loss from disposal of property and equipment                        --           192            29
     (Increase) decrease in assets:
        Merchandise inventories                                     (38,802)      (39,995)      (33,406)
        Prepaid expenses and other current assets                        25         1,530         1,163
        Other assets                                                 (5,143)       (2,429)       (1,875)
     Increase in liabilities:
        Accounts payable                                              8,796        11,522        10,498
        Accrued expenses and other current liabilities               20,976        12,123         5,673
        Income taxes payable                                          3,551         2,799         2,393
        Deferred rent                                                 2,877         1,981         1,512
                                                                   ------------------------------------
     Net cash provided by operating activities                       60,734        37,084        23,193
                                                                   ------------------------------------
Cash Flows from Investing Activities:
     Capital expenditures                                           (35,136)      (24,528)      (24,523)
                                                                   ------------------------------------
     Net cash used in investing activities                          (35,136)      (24,528)      (24,523)
                                                                   ------------------------------------
Cash Flows from Financing Activities:
     Proceeds from long-term debt                                    17,000        55,060        64,500
     Repayment of long-term debt                                    (22,000)      (66,860)      (61,000)
     Proceeds from exercise of stock options                          7,900         3,048         1,621
                                                                   ------------------------------------
     Net cash provided by (used in) financing activities              2,900        (8,752)        5,121
                                                                   ------------------------------------
     Net increase in cash and cash equivalents                       28,498         3,804         3,791

Cash and cash equivalents:
     Beginning of period                                             10,267         6,463         2,672
                                                                   ------------------------------------
     End of period                                                 $ 38,765      $ 10,267      $  6,463
                                                                   ====================================




See accompanying Notes to Consolidated Financial Statements.



                                      17
                               25th Anniversary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

a.    Nature of Operations

      Bed Bath & Beyond Inc. (the "Company") is a nationwide chain of "superstores" selling predominantly better quality domestics merchandise and home furnishings. As the Company operates in the retail industry, its results of operations are affected by general economic conditions and consumer spending habits.

b.    Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

      All significant intercompany balances and transactions have been eliminated in consolidation.

c.    Fiscal Year

      Effective February 26, 1996, the Company changed its fiscal year-end from the 52 or 53 week period ending on the Sunday nearest February 28 to the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, the 1996 fiscal year consisted of 52 weeks and 6 days and ended on March 1, 1997; the 1995 fiscal year consisted of 52 weeks and ended on February 25, 1996; and the 1994 fiscal year consisted of 52 weeks and ended on February 26, 1995.

d.    Cash and Cash Equivalents

      The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

e.    Merchandise Inventories

      Merchandise inventories are stated at the lower of cost or market, determined by means of the retail inventory method of accounting.

f.    Property and Equipment

      Property and equipment are stated at cost. Depreciation of furniture, fixtures and equipment is computed primarily by the straight-line method over the estimated useful lives of the assets, which is generally five to ten years. Leasehold costs are amortized by the straight-line method over the life of the lease and leasehold improvements are amortized by the straight-line method over the lesser of their estimated useful life or the life of the lease.

      The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $9.6 million, $6.9 million and $4.7 million for fiscal 1996, 1995 and 1994, respectively.

g.    Shareholders' Equity

      In March 1996, the Board of Directors of the Company approved a two-for-one split of the Company's common stock in the form of a 100% stock dividend. The stock split was distributed on April 30, 1996 to shareholders of record on April 10, 1996. Accordingly, all share and per share data have been adjusted to give effect to the stock split.

      In July 1996, the Company's Certificate of Incorporation was amended to increase the number of authorized shares of common stock (par value $.01 per share) from 100,000,000 shares to 150,000,000 shares.

h.    Preopening Expenses

      Expenses associated with new, relocated or expanded stores are charged to earnings as incurred.

i.    Occupancy Costs

      The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the noncancelable lease term. At March 1, 1997 and February 25, 1996, the accompanying consolidated balance sheets include deferred rent liabilities of $9.7 million and $6.8 million, respectively, relating to such scheduled rent increases.

j.    Advertising Costs

      Expenses associated with store advertising are charged to earnings as incurred. For the 1996, 1995 and 1994 fiscal years, advertising expenses amounted to $12.3 million, $9.3 million and $6.7 million, respectively.


                                      18
                               25th Anniversary

k.    Income Taxes

      The Company files a consolidated Federal income tax return. Separate state income tax returns are filed with each state in which the Company conducts business.

      The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

l.    Earnings Per Share

      Earnings per share is calculated using the weighted average shares and dilutive common equivalent shares (stock options) outstanding during the period.

m.    Fair Value of Financial Instruments

      The Company's financial instruments include cash and cash equivalents, accounts payable, accrued expenses and other current liabilities and long-term debt. The book value of cash and cash equivalents, accounts payable and accrued expenses and other current liabilities are representative of their fair values due to the short-term maturity of these instruments. The book value of the Company's long-term debt at February 25, 1996 is considered to approximate its fair value, based on current market rates and conditions.

n.    Accounting Standards

      In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). As permitted under SFAS No. 123, the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). The Company has complied with the disclosure requirements of SFAS No. 123.

      In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". There was no material impact on the Company's financial condition or results of operations as a result of the adoption.

o.    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. PROPERTY AND EQUIPMENT

      Property and equipment consist of the following:

                                             MARCH 1,        FEBRUARY 25,
(in thousands)                                1997               1996
========================================================================
Furniture, fixtures and equipment          $  72,576           $  47,495
Leasehold improvements                        53,562              43,507

Leasehold purchases                            4,331               4,331
                                           -----------------------------
                                             130,469              95,333

Less: Accumulated depreciation
    and amortization                         (42,137)            (28,698)
                                           -----------------------------
                                           $  88,332           $  66,635
                                           =============================

Depreciation and amortization expense was $13.4 million, $9.9 million and $7.2 million for fiscal 1996, 1995 and 1994, respectively.


                                      19
                               25th Anniversary

3. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

      Accrued expenses and other current liabilities consist of the following:

                            MARCH 1,       FEBRUARY 25,
(in thousands)                1997             1996
=====================================================
Sales taxes payable          $ 5,079          $ 4,448
Other                         42,844           22,499
                             ------------------------
                             $47,923          $26,947
                             ========================

4. LONG-TERM DEBT

      Under a credit agreement (the "Credit Agreement") concluded in November 1994, and subsequently amended in October 1995 and in February 1997, the Company may borrow up to $45.0 million under a revolving credit commitment for loans and letters of credit. The Credit Agreement matures in October 1998, at which time any revolving credit loans outstanding may be converted to a term loan payable in twelve quarterly installments maturing in October 2001. Interest on all borrowing is determined based upon several alternative rates as stipulated in the Credit Agreement. During fiscal 1996, 1995 and 1994, interest rates on outstanding debt ranged from 5.70% to 7.25%, 5.92% to 9.00% and 5.00% to 9.00%, respectively. As of March 1, 1997, there were no outstanding borrowings under the Credit Agreement and approximately $1.0 million in outstanding letters of credit.

      The Credit Agreement contains certain covenants which, among other things, place limitations on payment of dividends, capital expenditures and certain expenses. Additionally, there are restrictions on additional borrowings and a requirement that the Company maintain certain financial ratios. Under the terms of these covenants, approximately $27.5 million was available for the payment of dividends at March 1, 1997.

5. PROVISION FOR INCOME TAXES

      The components of the provision for income taxes are as follows:

                                              FISCAL YEARS
                             ----------------------------------------------
(in thousands)                   1996               1995               1994
===========================================================================
  Current:
    Federal                  $ 32,157           $ 22,383           $ 17,156
    State and local             7,034              6,901              5,410
                             ----------------------------------------------
                               39,191             29,284             22,566
                             ----------------------------------------------
  Deferred:
    Federal                    (2,527)            (1,635)            (1,557)
    State and local              (368)              (228)              (153)
                             ----------------------------------------------
                               (2,895)            (1,863)            (1,710)
                             ----------------------------------------------
                             $ 36,296           $ 27,421           $ 20,856
                             ==============================================

      Included in other assets are deferred income taxes which reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets consist of the following:

                         MARCH 1,      FEBRUARY 25,
(in thousands)            1997            1996
===============================================
  Deferred rent          $3,851          $2,816
  Inventories             2,845           2,679
  Other                   2,894           1,200
                          ---------------------
                         $9,590          $6,695
                         ======================

      Reconciliations of the Federal statutory income tax rate to the effective tax rates are as follows:

                                                   FISCAL YEARS
                                    -------------------------------------------
                                     1996              1995               1994
===============================================================================
Federal statutory
  income tax rate                   35.00%            35.00%             35.00%
State income taxes, net
  of Federal tax benefit             4.75              6.48               6.72
Other                                --                (.48)              (.72)
                                    ------------------------------------------
Effective tax rate                  39.75%            41.00%             41.00%
                                    ==========================================


                                      20
                               25th Anniversary

6. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

      a. The Company has an interest in certain life insurance policies on the lives of its Chairman and President. The beneficiaries of these policies are related to the aforementioned individuals. The Company's interest in these policies is equivalent to the net premiums paid by the Company. At March 1, 1997 and February 25, 1996, other assets include $2.4 million and $1.8 million, respectively, representing the Company's interest in the life insurance policies.

      b. The Company obtains certain payroll services from a related party. The Company paid fees for such services of $213,000, $161,000 and $121,000 for fiscal years 1996, 1995 and 1994, respectively.

      c. The Company made charitable contributions to the Mitzi and Warren Eisenberg Family Foundation, Inc. (the "Eisenberg Foundation") and the Feinstein Family Foundation, Inc. (the "Feinstein Foundation") in the aggregate amounts of $240,000, $190,000 and $179,000 for fiscal 1996, 1995 and 1994, respectively.
The Eisenberg Foundation and the Feinstein Foundation are each not-for-profit corporations of which Messrs. Eisenberg and Feinstein and their family members are the trustees and officers.

7. LEASES

      The Company leases retail stores, as well as warehouses, office facilities and equipment under agreements expiring at various dates through 2017. Certain leases provide for contingent rents (based upon store sales exceeding stipulated amounts), scheduled rent increases and renewal options generally ranging from five to fifteen years. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

   As of March 1, 1997, future minimum lease payments under noncancelable operating leases are as follows:

FISCAL YEAR         (in thousands)             AMOUNTS
======================================================
  1997                                       $  54,605
  1998                                          54,007
  1999                                          52,353
  2000                                          50,880
  2001                                          50,041
  Thereafter                                   336,112
                                             ---------
  Total minimum lease payments               $ 597,998
                                             =========

      As of March 28, 1997, the Company had executed leases for twenty-three stores planned for opening in fiscal 1997.

      Expenses for all operating leases were $52.0 million, $37.3 million and $26.1 million for fiscal years 1996, 1995 and 1994, respectively.

8. EMPLOYEE BENEFIT PLAN

      The Company has a defined contribution 401(k) savings plan (the "Plan") covering all eligible employees. Participants may defer between 1% and 15% of annual pre-tax compensation not to exceed $9,500, $9,500 and $9,240 for calendar years 1997, 1996 and 1995, respectively; the Company has an option to contribute an amount as determined by the Board of Directors. In addition, each participant may elect to make voluntary, non-tax deductible contributions in excess of the pre-tax compensation limit up to 15% of compensation. As of March 1, 1997, the Company has made no contributions to the Plan.

9. EMPLOYMENT AGREEMENTS

      Under terms of employment agreements with its Chairman and President extending through June 1997, the Company is required to pay each a base salary (which may be increased by the Board of Directors) of $750,000 per annum. The agreements also provide for other terms and conditions of employment, including termination payments.

10. SUPPLEMENTAL CASH FLOW INFORMATION

      The Company paid income taxes of $31.2 million, $25.2 million and $19.5 million in fiscal 1996, 1995 and 1994, respectively.

      The Company also paid interest of $108,000, $991,000 and $823,000 in fiscal 1996, 1995 and 1994, respectively.

11. STOCK COMPENSATION PLANS

      Under its 1996 Stock Option Plan (the "1996 Plan"), the Company may grant options to purchase not more than an aggregate of 2,000,000 shares of common stock, subject to adjustment under certain circumstances. No options have been granted under the 1996 Plan as of March 1, 1997. Under its Amended 1992 Stock Option Plan (the "1992 Plan"), the Company may grant options to purchase not more than an aggregate of 5,600,000 shares of common


                                      21
                               25th Anniversary
stock, subject to adjustment under certain circumstances. Some or all of the options under the stock option plans may be "incentive stock options" within the meaning of the Internal Revenue Code of 1986. Options have been granted at market value and are exercisable at a rate of 20% per year over a five-year period commencing with the date of the grant, or one or two years thereafter and expire ten years from the date of grant.

      The following table summarizes stock option transactions:

                                       NUMBER            WEIGHTED -
                                         OF               AVERAGE
                                       SHARES          EXERCISE PRICE
=====================================================================
Balance at February 27, 1994           2,642,510           $ 6.46
Options granted                          848,800            12.87
Options exercised                       (177,080)            5.34
Options canceled                        (201,140)            8.87
                                      ----------
Balance at February 26, 1995           3,113,090             8.12
                                      ----------

Options granted                        1,121,500            11.22
Options exercised                       (299,090)            5.87
Options canceled                        (279,640)           12.07
                                      ----------
Balance at February 25, 1996           3,655,860             8.96
                                      ----------

Options granted                          819,200            21.43
Options exercised                       (535,050)            6.26
Options canceled                        (191,970)           13.00
                                      ----------
Balance at March 1, 1997               3,748,040           $11.86
==================================================================

Options exercisable:
  At February 25, 1996                   679,540           $ 6.46
  At March 1, 1997                       822,780           $ 8.05
==================================================================

      The stock option committees appointed pursuant to the stock option plans determine the number of shares and the option price per share for all options issued under the stock option plans.

      The following tables summarize information pertaining to stock options outstanding and exercisable at March 1, 1997:

                                          OPTIONS OUTSTANDING
                         ------------------------------------------------------
                                            WEIGHTED-AVERAGE
     RANGE OF               NUMBER            REMAINING         WEIGHTED-AVERAGE
EXERCISE PRICES          OUTSTANDING        CONTRACTUAL LIFE     EXERCISE PRICE
================         ===========        ================    ================
$ 4.25  to  7.38            718,380              5.34               $  4.65
  8.16  to  9.22            620,240              6.15                  8.19
  9.47  to 11.34            733,700              8.12                  9.49
 11.47  to 18.25            884,020              7.66                 13.73
 19.75  to 29.06            791,700              9.43                 21.39
                          ---------
$ 4.25  to 29.06          3,748,040              7.43               $ 11.86
                          =========

                                   OPTIONS EXERCISABLE
                           -------------------------------------------
  RANGE OF                   NUMBER                   WEIGHTED-AVERAGE
EXERCISE PRICES            EXERCISABLE                 EXERCISE PRICE
===============            ===========                ================
$ 4.25 to  7.38               428,100                     $ 4.65
  8.16 to  9.22               116,480                       8.23
  9.47 to 11.34                23,220                       9.52
 11.47 to 18.25               254,140                      13.52
 19.75 to 29.06                   840                      20.03
                           ----------
$ 4.25 to 29.06               822,780                     $ 8.05
                           ==========

      The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in connection with the plans. Had compensation costs for options granted in fiscal 1996 and 1995 been determined based on the fair value at the grant dates for awards under the plans consistent with the methodology of SFAS No. 123, the Company's pro forma net income and earnings per share would have been $53.9 million and $.76 in fiscal 1996, respectively, and $39.1 million and $.56 in fiscal 1995, respectively.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants for fiscal years 1996 and 1995, respectively: dividend yield of 0% for both years; expected volatility of 42% for both years; risk-free interest rates of 6.62% and 6.52%; and expected lives of six years for both years. The weighted-average fair value of options granted during the year is $11.65 and $5.89, for fiscal years 1996 and 1995, respectively.


                                      22
                               25th Anniversary

12. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                                                                FISCAL 1996 QUARTER ENDED
                                               --------------------------------------------------------------
                                                MAY 26,         AUGUST 25,        NOVEMBER 24,        MARCH 1,
(in thousands, except per share data)            1996              1996              1996              1997
=============================================================================================================
Net sales                                      $159,658          $203,503          $214,793          $245,224
Gross profit                                     65,788            83,937            88,664           102,779
Operating profit                                 12,661            25,034            22,812            30,100
Earnings before provision
  for income taxes                               12,803            25,071            23,037            30,400
Provision for income taxes                        5,089             9,966             9,157            12,084
Net earnings                                   $  7,714          $ 15,105          $ 13,880          $ 18,316
Net earnings per share                         $    .11          $    .21          $    .20          $    .26


                                                                FISCAL 1995 QUARTER ENDED
                                               --------------------------------------------------------------
                                                MAY 28,        AUGUST 27,        NOVEMBER 26,      FEBRUARY 25,
(in thousands, except per share data)            1995             1995              1995               1996
=============================================================================================================
Net sales                                      $113,452          $150,110          $161,789          $175,901
Gross profit                                     46,864            62,224            66,944            74,004
Operating profit                                  9,787            18,936            17,101            21,761
Earnings before provision
  for income taxes                                9,594            18,602            16,959            21,725
Provision for income taxes                        3,934             7,627             6,953             8,907
Net earnings                                   $  5,660          $ 10,975          $ 10,006          $ 12,818
Net earnings per share                         $    .08          $    .16          $    .14          $    .19

                                      23
                               25th Anniversary

INDEPENDENT AUDITORS' REPORT


                                                   [LOGO] KPMG Peat Marwick LLP


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BED BATH & BEYOND INC.:

      We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of March 1, 1997 and February 25, 1996, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the fiscal years in the three-year period ended March 1, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of March 1, 1997 and February 25, 1996, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended March 1, 1997 in conformity with generally accepted accounting principles.

                                        /s/ KPMG Peat Marwick LLP



New York, New York
March 28, 1997


                                      24
                               25th Anniversary

CORPORATE DATA

EXECUTIVE OFFICERS & DIRECTORS

Warren Eisenberg
  Chairman, Co-Chief Executive Officer and Director

Leonard Feinstein
  President, Co-Chief Executive Officer and Director

Steven H. Temares
  Executive Vice President - Chief Operating Officer

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

CORPORATE OFFICE

Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey  07083
Telephone: 908/688-0888

SHAREHOLDER INFORMATION

The Company's 1996 Annual Report on Form 10-K (excluding exhibits) may be obtained, at no cost, by writing to the Chief Financial Officer and Treasurer at the Company's Corporate Office (Fax: 908/810-8813).

STOCK LISTING

The Common Stock of Bed Bath & Beyond Inc. is traded through the NASDAQ National Market System under the symbol "BBBY".

STOCK ACTIVITY

The following table sets forth by fiscal quarter the high and low reported sales prices of the Company's Common Stock on the NASDAQ National Market System during fiscal 1995 and fiscal 1996:

                       High        Low
=========================================
Fiscal 1995
   First Quarter       $13 1/4   $ 9
   Second Quarter       16 1/2    10 5/16
   Third Quarter        18 7/16   12 1/2
   Fourth Quarter       22 7/16   15

Fiscal 1996

   First Quarter       $31 1/2   $19 11/16
   Second Quarter       31        18 1/4
   Third Quarter        29 3/4    20 3/8
   Fourth Quarter       31 3/4    24 1/8

At March 28, 1997, there were approximately 500 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

TRANSFER AGENT

The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

American Stock Transfer & Trust Company
40 Wall Street
46th Floor
New York, New York 10005
Telephone: 800/937-5449

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
345 Park Avenue
New York, New York  10154

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 9:00 A.M. Thursday, June 26, 1997, at the Headquarters Plaza Hotel, Three Headquarters Plaza, Morristown, New Jersey.

BED BATH & BEYOND

650 LIBERTY AVENUE
UNION, NJ 07083
908/688-0888