Form 10-K, Exhibit 13
period 1998-02-28
BED BATH & BEYOND INC
filed 1998-06-08
CIK 886158

                                                                      Exhibit 13





                            A N N U A L   R E P O R T

                                   BED BATH &
                                     BEYOND

                         Beyond any store of its kind.

BED BATH & BEYOND  Annual Report  1997

Selected Financial Data

                                                                  Fiscal Year Ended(1)
--------------------------------------------------------------------------------------------------------------
(in thousands, except per                February 28,     March 1,    February 25,  February 26,  February 27,
share and selected operating data)         1998(2)        1997(2)       1996(2)         1995          1994
==============================================================================================================
Statement of Earnings Data:
Net sales                                 $1,066,612    $  823,178    $  601,252    $  440,261    $  305,767
Gross profit                                 441,016       341,168       250,036       183,819       127,972
Operating profit                             118,914        90,607        67,585        51,685        36,906
Net earnings                                  73,142        55,015        39,459        30,013        21,887
Net earnings per share(3)                 $     1.03    $      .78    $      .57    $      .43    $      .32

Selected Operating Data:
Number of stores open
    (at period end)                              141           108            80            61            45
Total square feet of store space
    (at period end)                        5,767,000     4,347,000     3,214,000     2,339,000     1,512,000
Percentage increase in comparable store
    net sales                                    6.4%          6.1%          3.8%         12.0%         10.6%

Balance Sheet Data (at period end):
Working capital                           $  175,617    $  121,679    $   87,727    $   71,902    $   54,432
Total assets                                 458,330       329,925       235,810       176,678       121,468
Long-term debt                                  --            --           5,000        16,800        13,300
Shareholders' equity                      $  295,397    $  214,361    $  151,446    $  108,939    $   77,305

(1) Each fiscal year represents 52 weeks, except for fiscal year 1996 which represents 52 weeks and 6 days.

(2) Net earnings per share reflects diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic earnings per share for fiscal years 1997, 1996 and 1995 were $1.06, $.80 and $.58, respectively.

(3) Net earnings per share amounts have been adjusted for two-for-one stock splits of the Company's common stock (each of which was effected in the form of a 100% stock dividend), which were distributed in fiscal years 1996 and 1993. The Company has not declared any cash dividends in any of the fiscal years noted above.

                             93       94       95       96       97
                             --       --       --       --       --
Net Sales
(in millions)              305.8    440.3    601.3    823.2   1066.6

Net Earnings
(in millions)               21.9     30.0     39.5     55.0     73.1

Net Earnings per Share
(in dollars)                 .32      .43      .57      .78     1.03

                                          BED BATH & BEYOND Annual Report 1997 1


Founded in 1971, Bed Bath & Beyond Inc. is a nationwide chain of "superstores" selling predominantly better quality domestics merchandise and home furnishings. The Company's 148 stores principally range from 30,000 to 50,000 square feet, with some stores exceeding 80,000 square feet. They combine superior service and a huge selection of items (many of which are pictured in this report) at everyday low prices within a constantly evolving shopping environment that has proven to be both fun and exciting for customers. Bed Bath & Beyond Inc.'s stock is traded on the NASDAQ National Market under the symbol BBBY and is included in the Standard & Poor's MidCap 400 Index and the NASDAQ-100 Index.

                                [GRAPHIC OMITTED]

Contents
--------------------------------------------------------------------------------
Letter to Shareholders                                                       2-9

Management's Discussion and
Analysis of Financial Condition
and Results of Operations                                                  10-13

Consolidated Financial
Statements                                                                 14-24

Corporate Data                                                                25

Store Locations
--------------------------------------------------------------------------------
Alabama                                                                       2
Arizona                                                                       3
California                                                                   17
Colorado                                                                      3
Connecticut                                                                   3
Florida                                                                      16
Georgia                                                                       7
Illinois                                                                      9
Indiana                                                                       2
Kansas                                                                        1
Kentucky                                                                      1
Maryland                                                                      5
Massachusetts                                                                 5
Michigan                                                                      5
Minnesota                                                                     1
Missouri                                                                      4
New Jersey                                                                    9
New Mexico                                                                    1
New York                                                                     12
North Carolina                                                                2
Ohio                                                                          4
Oklahoma                                                                      1
Oregon                                                                        1
Pennsylvania                                                                  5
Tennessee                                                                     3
Texas                                                                        16
Virginia                                                                      8
Washington                                                                    1
Wisconsin                                                                     1

--------------------------------------------------------------------------------
Call 1-800-GOBEYOND(SM) for exact locations.               Total            148

2 BED BATH & BEYOND Annual Report 1997


                    93        94          95          96          97
                    --        --          --          --          --

Total Assets      121.5      176.7      235.8        329.9      458.3
(in millions)

to our fellow shareholders

1997 was yet another exciting and memorable year for Bed Bath & Beyond!

A few of the highlights were:

o     Net sales exceeded $1 billion for the first time;

o Net earnings increased by 32.9% to $73.1 million ($1.03 per share) -- our sixth consecutive year of earnings increases in excess of 30%;

o     Comparable store net sales grew by 6.4%;

o     Working capital position improved by 44.3%;

o 33 superstores were opened, bringing the year-end total to 141 stores in 29 states;

o     We remained debt-free throughout the entire year;

o     Our overall financial condition is the strongest it has ever been.

When we began operations in 1971, with two small stores known as "bed n bath", we could not have imagined that our business would grow into one of the largest domestics and home furnishings retailers in the nation. Nor could we have predicted consistent year-after-year gains in sales, earnings and shareholder returns which rank among the very best in all of American retailing.

From those earliest days over twenty-six years ago, our Company has remained true to a set of guiding principles, to a corporate culture, which has not only distinguished Bed Bath & Beyond from its competitors, but which has been the foundation for our outstanding operating results and solid financial position.

CORPORATE CULTURE

In general, these operating philosophies encompass many aspects of our Company, including decentralization, our people, advertising, technology and logistics, and expansion, to name a few. It is this corporate culture which differentiates

                                [PHOTO OMITTED]

                     Leonard Feinstein and Warren Eisenberg,
                           Co-Chief Executive Officers

                                          BED BATH & BEYOND Annual Report 1997 3


                                [PHOTO OMITTED]

                          Steven H. Temares, Executive
           Vice President - Chief Operating Officer and Ronald Curwin,
                      Chief Financial Officer and Treasurer

Bed Bath & Beyond from our competitors, and which enables us to consistently exceed their performance.

Decentralization

The cornerstone of our culture is decentralization. We believe that the closer the ownership of the store is to our customer, the greater is the likelihood the needs and desires of our customer will be met. Our store personnel are given broad merchandising and operating authority, much more than is typical in the retailing industry. Store management reorders most of the merchandise, tailoring assortments to customer needs. Being entrepreneurial, and knowing merchandise margins at the unit level, store managers are able to significantly impact profitability in their stores through a process which we call "merchandising the mix", a key ingredient of our success. Although we will never be completely satisfied with the level of customer service in our stores, the principal benefit of our decentralization, from bestowing "ownership" upon store management, has been to produce an exceptional level of customer service and an attentiveness to all the factors which produce the "bottom line". We receive many communications directly from our customers, who often contrast their favorable shopping experience in our stores with their unsatisfactory experiences elsewhere, indicating that decentralization is effective where it counts the most.

Our People

Throughout the years, a top priority has been to build our store management organization from within. Virtually all of our

                                [PHOTO OMITTED]

              Arthur Stark, Vice President - Merchandising; Matthew
           Fiorilli, Vice President - Stores; and Jonathan Rothstein,
               Vice President - Product Development and Marketing

4 BED BATH & BEYOND Annual Report 1997


                            93        94          95          96          97
                            --        --          --          --          --

Shareholders' Equity        77.3      108.9      151.4        214.4      295.4

regional managers, district managers, area managers, and store managers have come up through the ranks. We believe in recruiting the brightest individuals available, and then developing their potential through formalized training, which now includes the Bed Bath & Beyond University program for our associates. Although it is more difficult to train people our way, the look of our stores, the level of customer service and ultimately, our operating results, tells us our management philosophy regarding the recruitment and training of our people is effective.

The appointment of Steven Temares as Executive Vice President-Chief Operating Officer in early 1997 was indicative of our progress in developing senior management. In view of the rapid growth of our Company, and the significant expansion planned for the next few years, we recently further strengthened our senior management ranks by recognizing the important contributions made, and leadership shown, by three other veteran executives of Bed Bath & Beyond. Arthur Stark, 42, Matthew Fiorilli, 41, and Jonathan Rothstein, 40, who have been promoted to the newly-established positions of Vice President-Merchandising, Vice President-Stores, and Vice President-Product Development and Marketing, respectively, have a combined 60 years of outstanding accomplishment with the Company.

Advertising

Another key aspect of our culture may be found in our approach to marketing and advertising. Our customers are the most essential element of our business, and we know that our attraction to them is our merchandise, our everyday low prices and our superior level of customer service. We utilize everyday low pricing and never run sales. We rely primarily on word of mouth advertising, limiting the percentage of advertising expenditures to among the lowest in all of retailing. Our advertising program essentially consists of several full-color circulars and mailing pieces which are distributed during key selling periods of the year.

                                [PHOTO OMITTED]

                                          BED BATH & BEYOND Annual Report 1997 5


                                [PHOTO OMITTED]

6 BED BATH & BEYOND Annual Report 1997


                                [PHOTO OMITTED]

                                          BED BATH & BEYOND Annual Report 1997 7


Technology and Logistics

Because our operations are decentralized, we customize the software needed to support our business. We devote significant resources to developing the strong systems capability required to support our rapid growth. Accomplishments in this area to date have been impressive, and we continue to identify and prioritize newer, and more advanced technologies for future implementation.

Although we have never operated distribution centers, we have always looked for improved methods of providing logistical support for our stores. Recently, we have begun to use outsourced cross-docking facilities located in proximity to multiple vendors. Long-term benefits of this program are expected to include reduced freight costs, improved control of freight, more timely deliveries and reduced inventory shrinkage.

Expansion

Our expansion strategy also reflects our corporate culture. Because we are decentralized, and since we do not have store prototypes, operate distribution centers, or need to cluster stores in order to create "advertising umbrellas", we are able to be quite flexible in our real estate strategy. This allows us to take advantage of numerous opportunities as they are presented. We are able to open stores ranging from 25,000 square feet to 85,000 square feet (and possibly larger in the future), in new and existing markets, with varying demographics and configurations. We can enter markets earlier, without having to wait for a location of a certain size or dimension, in a desired locale, and we have succeeded in every type of retail format including strip centers, off-price malls, power centers, free-standing buildings, as well as in conventional malls.

In our most aggressive store opening program ever, we opened thirty-three new superstores and expanded three others in fiscal 1997. Total store space increased by approximately 32.7% to 5.8 million square feet. In fiscal 1998, we plan to open approximately 40 additional new superstores, many of them during the first half, in both new and existing markets.

Customer acceptance of our superstores has always been outstanding. Numerous exciting new store locations continue to become available, affording us the opportunity for strong growth in fiscal 1998 and beyond. Although our progress to date has been impressive, Bed Bath & Beyond still enjoys a market share of less than 2% of the estimated $65 billion, highly-fragmented, domestics and home furnishings industry. Since department stores and other national retail chains continue to generate most of the sales of the products featured in our stores, we believe our prospects for gaining additional market share are excellent.

                                [PHOTO OMITTED]

8 BED BATH & BEYOND Annual Report 1997


Our Outlook

Twenty-six years after our modest beginnings in 1971, we achieved our first billion dollar sales year in fiscal 1997, and it was our most profitable year ever. Consistent with our objective of doubling financial results every three years, we are targeting sales of two billion dollars, accompanied by strong earnings, cash flow, return on investment and financial condition, in fiscal 2000.

As a result of constant innovation and improvement, and our dedication to exceptional customer service, Bed Bath & Beyond's consistent performance remains unmatched in our retail sector. Furthermore, we are confident of our ability to maintain the leadership position that we have always enjoyed over our direct competitors. It has been, and will continue to be, our shared attitudes, values and goals - our corporate culture - developed and carefully nurtured and honed since inception, that differentiates our Company and defines us and our success.

We believe that our goals will be achieved through the continued outstanding efforts of the over 8,000 associates who work in our stores and offices, who provide our valued customers with the unique shopping experience that is Bed Bath & Beyond.

To those associates, and to our vendors, we extend our thanks for a job exceptionally well done. And to you, our fellow shareholders, we reiterate our absolute dedication to enhancing shareholder value through our deep-seated commitment to the operating philosophies which have always guided our Company. As we continue to develop, innovate and experiment in so many ways, we can't help but think that the best is truly yet to come for us all.

                               Sincerely,


                               /s/ Warren Eisenberg,
                               ----------------------------------------
                               Warren Eisenberg,
                               Chairman and Co-Chief Executive Officer


                               /s/ Leonard Feinstein,
                               ----------------------------------------
                               Leonard Feinstein,
                               President and Co-Chief Executive Officer

                               May 8, 1998

                                [PHOTO OMITTED]


Store Expansion

                                      Total Square Footage
              Number of Stores          (in thousands)
93                 45                        1,512

94                 61                        2,339

95                 80                        3,214

96                108                        4,347

97                141                        5,767

                                          BED BATH & BEYOND Annual Report 1997 9


                                [PHOTO OMITTED]

10 BED BATH & BEYOND Annual Report 1997


Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

      The following table sets forth for the periods indicated (i) selected statement of earnings data of the Company expressed as a percentage of net sales and (ii) the percentage change from the prior year in selected statement of earnings data:


                                                                        Fiscal Year Ended
                                       ---------------------------------------------------------------------------------
                                                 Percentage of Net Sales              Percentage Change from Prior Year
                                       --------------------------------------------  -----------------------------------
                                          February 28,     March 1,    February 25,    February 28,         March 1,
                                             1998           1997          1996            1998               1997
========================================================================================================================
Net sales                                 100.0%        100.0%         100.0%             29.6%                36.9%
Cost of sales, including buying,
   occupancy and indirect costs            58.7          58.6           58.4              29.8                 37.2
Gross profit                               41.3          41.4           41.6              29.3                 36.4
Selling, general and
   administrative expenses                 30.2          30.4           30.3              28.6                 37.3
Operating profit                           11.1          11.0           11.2              31.2                 34.1
Earnings before provision
   for income taxes                        11.4          11.1           11.1              33.0                 36.5
Net earnings                                6.9           6.7            6.6              32.9                 39.4

Fiscal 1997 Compared With Fiscal 1996

      In fiscal 1997, the Company expanded store space by 32.7%, from 4,347,000 square feet at fiscal year-end 1996 to 5,767,000 square feet at fiscal year-end 1997. The 1,420,000 square feet increase was the result of opening thirty-three new superstores and expanding three existing stores.

      Net sales in fiscal 1997 increased $243.4 million to $1.067 billion, representing an increase of 29.6% over the $823.2 million net sales in fiscal 1996. Approximately 81% of the increase is attributable to new store net sales and the balance to an increase in comparable store net sales.

      Approximately 55% and 45% of net sales in fiscal 1997 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimates that bed linens accounted for approximately 21% of net sales during fiscal 1997 and fiscal 1996. No other individual product category accounted for 10% or more of net sales during either fiscal year.

      Gross profit in fiscal 1997 was $441.0 million or 41.3% of net sales compared with $341.2 million or 41.4% of net sales, a year ago. The decrease in gross profit as a percentage of net sales was primarily attributable to a different mix of sales during fiscal 1997 compared to the mix of sales during the prior year and an increase in coupons redeemed associated with the Company's marketing program.

      The percentage increase in comparable store net sales was 6.4% in fiscal 1997 compared with 6.1% in fiscal 1996. The increase in comparable store net sales relative to the prior year reflects a number of factors, including the continued consumer acceptance of the Company's merchandise offerings, a strong focus on customer service and the generally favorable retailing environment.

      Selling, general and administrative expenses ("SG&A") were $322.1 million or 30.2% of net sales in fiscal 1997 compared to $250.6 million or 30.4% of net sales in fiscal 1996. The decrease in SG&A as a percentage of net sales primarily reflects a relative decrease in costs associated with new store openings as well as a decrease in payroll and payroll related items, which were partially offset by an increase in occupancy costs. Expenses associated with new, relocated or expanded stores are charged to earnings as incurred.

                                         BED BATH & BEYOND Annual Report 1997 11


      Operating profit was $118.9 million in fiscal 1997, an increase of $28.3 million or 31.2% from fiscal 1996, reflecting primarily the increase in net sales which was partially offset by increases in cost of sales and SG&A.

      The increase in earnings before provision for income taxes of 33.0% from fiscal 1996 to fiscal 1997 compared to the year to year increase in operating profit of 31.2% is attributable to interest income.

Fiscal 1996 Compared With Fiscal 1995

      In fiscal 1996, the Company expanded store space by 35.3%, from 3,214,000 square feet at fiscal year-end 1995 to 4,347,000 square feet at fiscal year-end 1996. The 1,133,000 square feet increase was the result of opening twenty-eight new superstores and expanding two existing stores.

      Net sales in fiscal 1996 increased $221.9 million to $823.2 million, representing an increase of 36.9% over the $601.3 million net sales in fiscal 1995. Approximately 84% of the increase is attributable to new store net sales and the balance to an increase in comparable store net sales.

      Approximately 55% and 45% of net sales in fiscal 1996 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimates that bed linens accounted for approximately 21% of net sales during fiscal 1996 and fiscal 1995. No other individual product category accounted for 10% or more of net sales during either fiscal year.

      Gross profit in fiscal 1996 was $341.2 million or 41.4% of net sales compared with $250.0 million or 41.6% of net sales, a year ago. The decrease in gross profit as a percentage of net sales was attributable to a number of factors, including a different mix of sales during fiscal 1996 compared to the mix of sales during the prior year, and an increase in coupons redeemed associated with the circular marketing program.

      The percentage increase in comparable store net sales was 6.1% in fiscal 1996 compared with 3.8% in fiscal 1995. The increase in comparable net sales relative to the prior year primarily reflects a number of factors, including but not limited to, the continued consumer acceptance of the Company's merchandise offerings and customer service and the generally favorable retailing environment.

      SG&A was $250.6 million or 30.4% of net sales in fiscal 1996 compared to $182.5 million or 30.3% of net sales in fiscal 1995. The increase in SG&A as a percentage of net sales primarily reflects an increase in occupancy costs, which was partially offset by a decrease in payroll and payroll related items. Expenses associated with new, relocated or expanded stores are charged to earnings as incurred.

      Operating profit was $90.6 million in fiscal 1996, an increase of $23.0 million or 34.1% from fiscal 1995, reflecting primarily the increase in net sales which was partially offset by increases in cost of sales and SG&A.

      The change in the effective tax rate reflects a decrease in the amount provided for state and local taxes due primarily to the composition of states in which the Company conducts business.

Expansion Program

      The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets and the expansion or replacement of existing stores with larger stores. In the five-year period from the beginning of fiscal 1993 to the end of fiscal 1997, the chain has grown from 38 stores to 141 stores. Total square footage grew from 1,128,000 square feet at the beginning of fiscal 1993 to 5,767,000 square feet at the end of fiscal 1997.

      A major portion of the increase in the Company's net sales during each of the preceding five years was attributable to new store net sales as distinguished from increases in comparable store net sales, with new store net sales accounting for approximately 81%, 84%, 91%, 78% and 75% of the increase in net sales in fiscal 1997, 1996, 1995, 1994 and 1993, respectively.

12 BED BATH & BEYOND Annual Report 1997


Management's Discussion and Analysis of
Financial Condition and Results of Operations, continued

      The Company intends to continue its expansion program and currently anticipates that in fiscal 1998 it will open approximately 40 new stores (see details under "Liquidity and Capital Resources" below). The Company believes that a predominant portion of any increase in its net sales in fiscal 1998 will continue to be attributable to new store net sales. Accordingly, the continued growth of the Company is dependent, in large part, upon the Company's ability to execute its expansion program successfully, of which there can be no assurance.

Liquidity and Capital Resources

      The Company has been able to finance both its normal operations and its expansion program principally through internally generated funds during the preceding five years. For the foreseeable future, the Company intends to retain all earnings for use in the operation and expansion of its business.

      The Company's merchandise inventory has grown from $148.4 million at the end of fiscal 1995, to $187.2 million at the end of fiscal 1996, and to $270.4 million at the end of fiscal 1997. The increase in inventory between the end of fiscal 1996 and fiscal 1997 was primarily attributable to the addition of new store space. The increase in inventory between the end of fiscal 1995 and fiscal 1996 was attributable to the addition of new store space during the period, which was partially offset by a decrease in inventory levels at existing stores. This decrease in inventory levels at existing stores as of the end of fiscal 1996 primarily reflected the timing of fiscal year-end inventory receipts.

      The Company's working capital increased from $87.7 million at the end of fiscal 1995 to $121.7 million at the end of fiscal 1996, and to $175.6 million at the end of fiscal 1997. The increases between the fiscal years were primarily the result of increases in merchandise inventories and cash and cash equivalents, which were partially offset by increases in accounts payable and accrued expenses and other current liabilities.

      The Company's expansion program requires the Company to make capital expenditures for furniture and fixtures and leasehold improvements on an ongoing basis. The Company's total capital expenditures were $41.3 million, $35.1 million and $24.5 million during fiscal 1997, 1996 and 1995, respectively.

      Under the Company's revolving Credit Agreement (the "Credit Agreement") concluded in November 1994, and as subsequently amended, the Company may borrow up to $45.0 million for loans and letters of credit. The Credit Agreement matures in October 1998, at which time any revolving credit loans outstanding may be converted to a term loan payable in twelve quarterly installments maturing in October 2001.

      The Credit Agreement contains certain covenants which, among other things, place limitations on payment of dividends, capital expenditures and certain expenses. Additionally, there are restrictions on additional borrowings and a requirement that the Company maintain certain financial ratios. The Company does not believe that any of these covenants will materially affect its business or its expansion program as currently planned.

      The Company did not borrow under the Credit Agreement during fiscal 1997. Although there was no amount of outstanding indebtedness at March 1, 1997, during fiscal 1996, the Company borrowed under the Credit Agreement primarily to meet seasonal cash requirements as well as capital expenditures and inventory requirements for new store space opened during the year.

      The Company believes that during fiscal 1998, internally generated funds, supplemented, if necessary, by borrowings under the Credit Agreement, will be sufficient to fund both its normal operations and its expansion program.

      As of March 27, 1998, the Company has leased sites for twenty-three new superstores planned for opening in fiscal 1998, including three new stores already opened in Pembroke Pines, Florida; Roseville, Michigan; and Knoxville, Tennessee.

                                         BED BATH & BEYOND Annual Report 1997 13


      Other new stores expected to open in fiscal 1998 for which the Company has leased sites will be located in Chandler, Arizona; Pasadena, San Mateo, and Valencia, California; North Colorado Springs, Colorado; Brandywine, Delaware; Aventura, Boynton Beach, Oviedo, and St. Petersburg, Florida; Crystal Lake, Fairview Heights, and Geneva, Illinois; Shawnee, Kansas; Frederick and Towson, Maryland; Columbus, Ohio; Oklahoma City, Oklahoma; Richmond, Virginia; and Redmond, Washington.

      Approximate aggregate costs for the twenty-three leased stores are estimated at $43.7 million for merchandise inventories, $16.6 million for furniture and fixtures and leasehold improvements, and $7.2 million for preopening expenses (which will be expensed as incurred). In addition to the foregoing twenty-three locations already leased, the Company expects to open approximately seventeen additional locations during fiscal 1998. The costs that the Company is expected to incur in connection with the anticipated opening of other superstores for which sites have not yet been leased cannot presently be determined.

Year 2000

      The Company has conducted an extensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has developed an implementation plan to address the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and conversions to new software for certain applications, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed timely, the Year 2000 problem may have a material impact on the operations of the Company. Also, while the Company's implementation plan addresses vendor issues, there can be no assurance that the systems of other companies on which the Company's systems rely will be timely converted, or that any such failure to convert by another company would not have an adverse effect on the Company's systems or operations.

Forward Looking Statements

      This Annual Report and, in particular, Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results of operations and future financial condition may differ materially from those expressed in any such forward looking statements as a result of many factors that may be beyond the Company's control. Such factors include, without limitation: general economic conditions, changes in the retail environment and consumer spending habits, demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; unusual weather patterns; competition from existing and potential competitors; pricing pressures; the ability to find suitable locations at reasonable occupancy costs to support the Company's expansion program; the availability of trained qualified management personnel to support the Company's growth; and the cost of labor, merchandise and other costs and expenses.

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

14 BED BATH & BEYOND Annual Report 1997


Consolidated Balance Sheets
BED BATH & BEYOND INC. AND SUBSIDIARIES


(in thousands, except share and per share data)
                                                              February 28,      March 1,
                                                                 1998             1997
Assets
Current assets:
  Cash and cash equivalents                                    $ 53,280        $ 38,765
  Merchandise inventories                                       270,357         187,185
  Prepaid expenses and other current assets                       2,323           1,605
                                                               ------------------------
     Total current assets                                       325,960         227,555
                                                               ------------------------
Property and equipment, net (note 2)                            111,381          88,332
Other assets (notes 4 and 5)                                     20,989          14,038
                                                               ------------------------
                                                               $458,330        $329,925
                                                               ========================
Liabilities And Shareholders' Equity
Current liabilities:
   Accounts payable                                            $ 64,718        $ 47,821
   Accrued expenses and other current liabilities                73,610          47,923
   Income taxes payable                                          12,015          10,132
                                                               ------------------------
      Total current liabilities                                 150,343         105,876
                                                               ------------------------
Deferred rent                                                    12,590           9,688
                                                               ------------------------
      Total liabilities                                         162,933         115,564
                                                               ------------------------

Commitments and contingencies (notes 3, 6 and 8)

Shareholders' equity:
   Preferred stock - $0.01 par value; authorized - 1,000,000
      shares; no shares issued or outstanding                      --              --
   Common stock - $0.01 par value; authorized -
      150,000,000 shares; issued and outstanding -
      February 28, 1998, 69,043,973 shares and
      March 1, 1997, 68,603,022 shares                              690             686
   Additional paid-in capital                                    62,039          54,149
   Retained earnings                                            232,668         159,526
                                                               ------------------------
      Total shareholders' equity                                295,397         214,361
                                                               ------------------------
                                                               $458,330        $329,925
                                                               ========================

See accompanying Notes to Consolidated Financial Statements.

                                         BED BATH & BEYOND Annual Report 1997 15


Consolidated Statements Of Earnings
BED BATH & BEYOND INC. AND SUBSIDIARIES


(in thousands, except share and per share data)
                                                                 Fiscal Year Ended
                                                   ---------------------------------------------
                                                    February 28,       March 1,     February 25,
                                                        1998            1997           1996
Net sales                                          $  1,066,612   $    823,178   $    601,252
Cost of sales, including buying, occupancy and
   indirect costs                                       625,596        482,010        351,216
                                                   ------------------------------------------
      Gross profit                                      441,016        341,168        250,036

Selling, general and administrative expenses            322,102        250,561        182,451
                                                   ------------------------------------------
      Operating profit                                  118,914         90,607         67,585

Interest income (expense), net                            2,484            704           (705)
                                                   ------------------------------------------
      Earnings before provision for income taxes        121,398         91,311         66,880

Provision for income taxes (note 4)                      48,256         36,296         27,421
                                                   ------------------------------------------
      Net earnings                                 $     73,142   $     55,015   $     39,459
                                                   ==========================================
Net earnings per share - Basic                     $       1.06   $        .80   $        .58
Net earnings per share - Diluted                   $       1.03   $        .78   $        .57
                                                   ==========================================
Weighted average shares outstanding - Basic          68,832,352     68,408,706     67,879,779
Weighted average shares outstanding - Diluted        71,181,009     70,564,981     69,387,270
                                                   ==========================================

See accompanying Notes to Consolidated Financial Statements.

16 BED BATH & BEYOND Annual Report 1997


Consolidated Statements Of Shareholders' Equity
BED BATH & BEYOND INC. AND SUBSIDIARIES

                                                       Common Stock          Additional
                                                    ------------------        Paid-in     Retained
(in thousands)                                      Shares      Amount        Capital     Earnings      Total
==============================================================================================================
Balance at February 26, 1995                        67,769     $    339      $ 43,548     $ 65,052    $108,939

Net earnings                                                                                39,459      39,459

Shares sold under employee stock option
   plan (note 10)                                      299            2         3,046                    3,048

Reclassification of additional paid-in
   capital to common stock in connection
   with the 2 for 1 stock split                                     340          (340)                    --
                                                    ----------------------------------------------------------
Balance at February 25, 1996                        68,068          681        46,254      104,511     151,446

Net earnings                                                                                55,015      55,015

Shares sold under employee stock option
   plan (note 10)                                      535            5         7,895                    7,900
                                                    ----------------------------------------------------------
Balance at March 1, 1997                            68,603          686        54,149      159,526     214,361

Net earnings                                                                                73,142      73,142

Shares sold under employee stock option
   plans (note 10)
                                                       441            4         7,890                    7,894
                                                    ----------------------------------------------------------
Balance at February 28, 1998                        69,044     $    690      $ 62,039     $232,668    $295,397
                                                    ==========================================================

See accompanying Notes to Consolidated Financial Statements.

                                         BED BATH & BEYOND Annual Report 1997 17


Consolidated Statements Of Cash Flows
BED BATH & BEYOND INC. AND SUBSIDIARIES

                                                                               Fiscal Year Ended
                                                                ----------------------------------------------
                                                                February 28,         March 1,     February 25,
(in thousands)                                                      1998               1997           1996
==============================================================================================================
Cash Flows from Operating Activities:
  Net earnings                                                   $ 73,142           $ 55,015       $ 39,459
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
    Depreciation and amortization                                  18,238             13,439          9,902
    Deferred income taxes                                          (6,345)            (2,895)        (1,863)
    Loss from disposal of property and equipment                     --                 --              192
    (Increase) decrease in assets:
      Merchandise inventories                                     (83,172)           (38,802)       (39,995)
      Prepaid expenses and other current assets                      (718)                25          1,530
      Other assets                                                   (606)            (2,248)          (566)
    Increase in liabilities:
      Accounts payable                                             16,897              8,796         11,522
      Accrued expenses and other current liabilities               25,687             20,976         12,123
      Income taxes payable                                          1,883              3,551          2,799
      Deferred rent                                                 2,902              2,877          1,981
                                                                 -------------------------------------------
    Net cash provided by operating activities                      47,908             60,734         37,084
                                                                 -------------------------------------------
Cash Flows from Investing Activities:
    Capital expenditures                                          (41,287)           (35,136)       (24,528)
                                                                 -------------------------------------------
    Net cash used in investing activities                         (41,287)           (35,136)       (24,528)
                                                                 -------------------------------------------
Cash Flows from Financing Activities:
    Proceeds from long-term debt                                     --               17,000         55,060
    Repayment of long-term debt                                      --              (22,000)       (66,860)
    Proceeds from exercise of stock options                         7,894              7,900          3,048
                                                                 -------------------------------------------
    Net cash provided by (used in) financing activities             7,894              2,900         (8,752)
                                                                 -------------------------------------------
    Net increase in cash and cash equivalents                      14,515             28,498          3,804

Cash and cash equivalents:
    Beginning of period                                            38,765             10,267          6,463
                                                                 -------------------------------------------
    End of period                                                $ 53,280           $ 38,765       $ 10,267
                                                                 ===========================================

See accompanying Notes to Consolidated Financial Statements.

18 BED BATH & BEYOND Annual Report 1997


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

c. Fiscal Year

      Effective February 26, 1996, the Company changed its fiscal year-end from the 52 or 53 week period ending on the Sunday nearest February 28 to the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, the 1997 fiscal year represented 52 weeks and ended on February 28, 1998; the 1996 fiscal year represented 52 weeks and 6 days and ended on March 1, 1997; and the 1995 fiscal year represented 52 weeks and ended on February 25, 1996.

d. Accounting Standards

      In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires a dual presentation of earnings per share - basic and diluted. Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average number of shares outstanding including the effect of dilutive stock options.

      In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). As permitted under SFAS No. 123, the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). The Company has complied with the disclosure requirements of SFAS No. 123.

      In fiscal 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". There was no material impact on the Company's financial condition or results of operations as a result of the adoption.

e. Cash and Cash Equivalents

      The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

f. Merchandise Inventories

      Merchandise inventories are stated at the lower of cost or market, determined by means of the retail inventory method of accounting.

g. Property and Equipment

      Property and equipment are stated at cost. Depreciation of furniture, fixtures and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets, which is generally five to ten years. Leasehold purchases are amortized using the straight-line method over the life of the lease and leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the life of the lease.

      The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $12.2 million, $9.6 million and $6.9 million for fiscal 1997, 1996 and 1995, respectively.

h. Deferred Rent

      The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the noncancelable lease term.

                                         BED BATH & BEYOND Annual Report 1997 19


i. Shareholders' Equity

      In March 1996, the Board of Directors of the Company approved a two-for-one split of the Company's common stock in the form of a 100% stock dividend. The stock split was distributed on April 30, 1996 to shareholders of record on April 10, 1996. Accordingly, in fiscal 1996 all share and per share data were adjusted to give effect to the stock split.

      In July 1996, the Company's Certificate of Incorporation was amended to increase the number of authorized shares of common stock (par value $.01 per share) from 100,000,000 shares to 150,000,000 shares.

j. Preopening Expenses

      Expenses associated with new, relocated or expanded stores are charged to earnings as incurred.

k. Advertising Costs

      Expenses associated with store advertising are charged to earnings as incurred. For the 1997, 1996 and 1995 fiscal years, advertising expenses amounted to $15.7 million, $12.3 million and $9.3 million, respectively.

l. Income Taxes

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

m. Fair Value of Financial Instruments

      The Company's financial instruments include cash and cash equivalents, accounts payable and accrued expenses and other current liabilities. The book value of cash and cash equivalents, accounts payable and accrued expenses and other current liabilities are representative of their fair values due to the short-term maturity of these instruments.

n. Impairment of Long-Lived Assets

      When changes in circumstances warrant measurement, impairment losses for store fixed assets are calculated by comparing the present value of projected individual store cash flows over the lease term to the asset carrying values. The Company does not believe that any material impairment currently exists related to its long-lived assets.

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

p. Reclassifications

      Certain reclassifications have been made to the fiscal 1996 and 1995 consolidated financial statements to conform to the fiscal 1997 consolidated financial statements.

2. Property and Equipment

      Property and equipment consist of the following:

                                                  February 28,          March 1,
(in thousands)                                       1998                1997
================================================================================
Furniture, fixtures and equipment                  $ 102,633          $  72,576
Leasehold improvements                                63,070             53,562
Leasehold purchases                                    3,141              4,331
                                                   ----------------------------
                                                     168,844            130,469
Less: Accumulated depreciation
    and amortization                                 (57,463)           (42,137)
                                                   ----------------------------
                                                   $ 111,381          $  88,332
                                                   ============================

20 BED BATH & BEYOND Annual Report 1997

3. Credit Agreement

      Under the Company's revolving Credit Agreement (the "Credit Agreement") concluded in November 1994, and as subsequently amended, the Company may borrow up to $45.0 million for loans and letters of credit. The Credit Agreement matures in October 1998, at which time any revolving credit loans outstanding may be converted to a term loan payable in twelve quarterly installments maturing in October 2001. Interest on all borrowing is determined based upon several alternative rates as stipulated in the Credit Agreement.

      The Credit Agreement contains certain covenants which, among other things, place limitations on payment of dividends, capital expenditures and certain expenses. Additionally, there are restrictions on additional borrowings and a requirement that the Company maintain certain financial ratios. The Company does not believe that any of these covenants have materially affected its business. Under the terms of these covenants, approximately $36.6 million was available for the payment of dividends at February 28, 1998.

      The Company did not borrow under the Credit Agreement during fiscal 1997. Although there was no amount of outstanding indebtedness at March 1, 1997, during fiscal 1996, the Company borrowed under the Credit Agreement primarily to meet seasonal cash requirements as well as capital expenditures and inventory requirements for new store space opened during the year. During fiscal 1996, interest rates on outstanding debt ranged from 5.70% to 7.25%. As of February 28, 1998 and March 1, 1997, there were approximately $1.4 million and $1.0 million in outstanding letters of credit, respectively.

4. Provision for Income Taxes

      The components of the provision for income taxes are as follows:

                                                    Fiscal Years
                                   ---------------------------------------------
(in thousands)                         1997              1996              1995
================================================================================
Current:
  Federal                          $ 44,981          $ 32,157          $ 22,383
  State and local                     9,620             7,034             6,901
                                   ---------------------------------------------
                                     54,601            39,191            29,284
                                   ---------------------------------------------
Deferred:
  Federal                            (5,587)           (2,527)           (1,635)
  State and local                      (758)             (368)             (228)
                                   ---------------------------------------------
                                     (6,345)           (2,895)           (1,863)
                                   ---------------------------------------------
                                   $ 48,256          $ 36,296          $ 27,421
                                   =============================================

      Included in other assets are deferred income taxes which reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets consist of the following:

                                                   February 28,        March 1,
(in thousands)                                         1998              1997
================================================================================
  Deferred rent                                    $   5,004          $   3,851
  Inventories                                          4,599              2,845
  Other                                                6,332              2,894
                                                   -----------------------------
                                                   $  15,935          $   9,590
                                                   =============================

      Reconciliations of the Federal statutory income tax rate to the effective tax rates are as follows:

                                                       Fiscal Years
                                           ------------------------------------
                                            1997           1996           1995
===============================================================================
Federal statutory
  income tax rate                          35.00%         35.00%         35.00%
State income taxes, net
  of Federal tax benefit                    4.75           4.75           6.48
Other                                       --             --             (.48)
                                           ------------------------------------
Effective tax rate                         39.75%         39.75%         41.00%
                                           ====================================

5. Transactions and Balances with Related Parties

      a. The Company has an interest in certain life insurance policies on the lives of its Chairman and President. The beneficiaries of these policies are related to the aforementioned individuals. The Company's interest in these policies is equivalent to the net premiums paid by the Company. At February 28, 1998 and March 1, 1997, other assets include $2.9 million and $2.4 million, respectively, representing the Company's interest in the life insurance policies.

      b. The Company obtains certain payroll services from a related party. The Company paid fees for such services of $308,000, $213,000 and $161,000 for fiscal 1997, 1996 and 1995, respectively.

      c. The Company made charitable contributions to the Mitzi and Warren Eisenberg Family Foundation, Inc. (the "Eisenberg Foundation") and the Feinstein Family Foundation, Inc. (the "Feinstein Foundation") in the aggregate amounts of $300,000, $240,000 and $190,000 for

                                         BED BATH & BEYOND Annual Report 1997 21


fiscal 1997, 1996 and 1995, respectively. The Eisenberg Foundation and the Feinstein Foundation are each not-for-profit corporations of which Messrs. Eisenberg and Feinstein, the Chairman and President of the Company, respectively, and their family members are the trustees and officers.

6. Leases

      The Company leases retail stores, as well as warehouses, office facilities and equipment, under agreements expiring at various dates through 2017. Certain leases provide for contingent rents (based upon store sales exceeding stipulated amounts), scheduled rent increases and renewal options generally ranging from five to fifteen years. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

      As of February 28, 1998, future minimum lease payments under noncancelable operating leases are as follows:

Fiscal Year                 (in thousands)                           Amounts
================================================================================
1998                                                                $ 72,534
1999                                                                  71,728
2000                                                                  70,426
2001                                                                  69,969
2002                                                                  69,231
Thereafter                                                           478,712
                                                                    --------
Total minimum lease payments                                        $832,600
                                                                    ========

      As of March 27, 1998, the Company had executed leases for twenty-three stores planned for opening in fiscal 1998.

      Expenses for all operating leases were $70.2 million, $52.0 million and $37.3 million for fiscal 1997, 1996 and 1995, respectively.

7. Employee Benefit Plan

      The Company has a defined contribution 401(k) savings plan (the "Plan") covering all eligible employees. Participants may defer between 1% and 15% of annual pre-tax compensation not to exceed $10,000, $9,500 and $9,500 for calendar years 1998, 1997 and 1996, respectively. The Company has an option to contribute an amount as determined by the Board of Directors. In addition, each participant may elect to make voluntary, non-tax deductible contributions in excess of the pre-tax compensation limit up to 15% of compensation. As of February 28, 1998, the Company has made no contributions to the Plan.

8. Commitments and Contingencies

      Under terms of employment agreements with its Chairman and President extending through June 2002, the Company is required to pay each a base salary (which may be increased by the Board of Directors) of $750,000 per annum. The agreements also provide for other terms and conditions of employment, including termination payments.

      The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

9. Supplemental Cash Flow Information

      The Company paid income taxes of $48.5 million, $31.2 million and $25.2 million in fiscal 1997, 1996 and 1995, respectively.

      The Company also paid interest of $54,000, $108,000 and $991,000 in fiscal 1997, 1996 and 1995, respectively.

10. Stock Compensation Plans

      Under its 1996 Stock Option Plan, the Company may grant options to purchase not more than an aggregate of 2,000,000 shares of common stock, subject to adjustment under certain circumstances. Under its Amended 1992 Stock Option Plan, the Company may grant options to purchase not more than an aggregate of 5,600,000 shares of common stock, subject to adjustment under certain circumstances. Some or all of the options under the stock option plans may be "incentive stock options" within the meaning of the Internal Revenue Code of 1986. Options have been granted at market value and are exercisable at a rate of 20% per year over a five-year period commencing

22 BED BATH & BEYOND Annual Report 1997

10. Stock Compensation Plans (continued)

with the date of grant, or one or two years thereafter and expire ten years from the date of grant.

      The following table summarizes stock option transactions:

                                     Number          Weighted-
                                        of           Average
                                     Shares        Exercise Price
=================================================================
Balance at February 26, 1995        3,113,090        $ 8.12
Options granted                     1,121,500         11.22
Options exercised                    (299,090)         5.87
Options canceled                     (279,640)        12.07
                                    ---------
Balance at February 25, 1996        3,655,860          8.96
                                    ---------
Options granted                       819,200         21.43
Options exercised                    (535,050)         6.26
Options canceled                     (191,970)        13.00
                                    ---------
Balance at March 1, 1997            3,748,040         11.86
                                    ---------
Options granted                     2,174,900         29.41
Options exercised                    (440,951)         7.81
Options canceled                     (179,540)        17.45
                                    ---------
Balance at February 28, 1998        5,302,449        $19.21
=================================================================
Options exercisable:
    At February 25, 1996              679,540        $ 6.46
    At March 1, 1997                  822,780        $ 8.05
    At February 28, 1998            1,105,769        $ 9.27
=================================================================

      The stock option committees appointed pursuant to the stock option plans determine the number of shares and the option price per share for all options issued under the stock option plans.

      The following tables summarize information pertaining to stock options outstanding and exercisable at February 28, 1998:

                      Options Outstanding
-----------------------------------------------------------------
                              Weighted-Average
   Range of         Number       Remaining      Weighted-Average
Exercise Prices  Outstanding  Contractual Life   Exercise Price
=================================================================
$ 4.25 to  8.16      994,475        4.80            $  6.59
  9.22 to 12.19    1,017,784        6.82              10.31
 12.50 to 21.25      974,990        7.74              17.60
 24.25 to 30.94      960,800        9.06              25.54
 31.25 to 40.63    1,354,400        9.54              31.81
                   ---------
$ 4.25 to 40.63    5,302,449        7.71            $ 19.21
                   =========

                       Options Exercisable
-----------------------------------------------------------------
   Range of                  Number              Weighted-Average
Exercise Prices            Exercisable            Exercise Price
=================================================================
$ 4.25 to  8.16               640,835                $ 5.73
  9.22 to 12.19               220,764                 11.57
 12.50 to 21.25               213,910                 15.10
 24.25 to 30.94                30,260                 26.14
 31.25 to 40.63                    --                    --
                            ---------
$ 4.25 to 40.63             1,105,769                $ 9.27
                            =========

      The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in connection with the plans. Set forth below are the Company's net earnings and net earnings per share presented "as reported", and as if compensation cost had been recognized in accordance with the fair value provisions of SFAS No. 123:

                                                 Fiscal Years
                                       ------------------------------
(in thousands, except per share data)     1997        1996       1995
=====================================================================
Net earnings:
    As reported                        $73,142     $55,015    $39,459
    Pro forma                          $69,257     $53,908    $39,056

Net earnings per share:
Basic:
    As reported                        $  1.06     $  0.80    $  0.58
    Pro forma                          $  1.01     $  0.79    $  0.58

Diluted:
    As reported                        $  1.03     $  0.78    $  0.57
    Pro forma                          $  0.97     $  0.76    $  0.56

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants for fiscal 1997, 1996 and 1995, respectively: dividend yield of 0% for all years; expected volatility of 42% for all years; risk free interest rates of 6.36%, 6.62% and 6.52%; and expected lives of six years for all years. The weighted-average fair value of options granted during the year is $15.16, $11.65 and $5.89 for fiscal 1997, 1996 and 1995, respectively.

                                         BED BATH & BEYOND Annual Report 1997 23


11. Summary of Quarterly Results (unaudited)

                                                        Fiscal 1997 Quarter Ended
                                        ------------------------------------------------------
                                          May 31,      August 30,   November 29,  February 28,
(in thousands, except per share data)      1997           1997          1997          1998
==============================================================================================
Net sales                               $   213,662   $   266,895   $   280,978   $   305,077
Gross profit                                 87,358       109,500       115,422       128,736
Operating profit                             15,810        31,770        30,726        40,608
Earnings before provision
  for income taxes                           16,447        32,274        31,440        41,237
Provision for income taxes                    6,540        12,827        12,497        16,392
Net earnings                            $     9,907   $    19,447   $    18,943   $    24,845
Net earnings per share - Basic(1)       $       .14   $       .28   $       .27   $       .36
Net earnings per share - Diluted(1)     $       .14   $       .27   $       .27   $       .35

                                                        Fiscal 1996 Quarter Ended
                                        ------------------------------------------------------
                                          May 26,      August 25,   November 24,    March 1,
(in thousands, except per share data)      1996          1996          1996           1997
==============================================================================================
Net sales                               $   159,658   $   203,503   $   214,793   $   245,224
Gross profit                                 65,788        83,937        88,664       102,779
Operating profit                             12,661        25,034        22,812        30,100
Earnings before provision
  for income taxes                           12,803        25,071        23,037        30,400
Provision for income taxes                    5,089         9,966         9,157        12,084
Net earnings                            $     7,714   $    15,105   $    13,880   $    18,316
Net earnings per share - Basic(1)       $       .11   $       .22   $       .20   $       .27
Net earnings per share - Diluted(1)     $       .11   $       .21   $       .20   $       .26


(1) Net earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

24 BED BATH & BEYOND Annual Report 1997


                                                    KPMG [LOGO] Peat Marwick LLP

                          Independent Auditors' Report

To the Board of Directors and Shareholders of Bed Bath & Beyond Inc.:

      We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of February 28, 1998 and March 1, 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended February 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of February 28, 1998 and March 1, 1997, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 1998 in conformity with generally accepted accounting principles.


                                                /s/ KPMG PEAT MARWICK LLP

New York, New York
March 27, 1998

                                         BED BATH & BEYOND Annual Report 1997 25


Corporate Data

Officers & Directors

Warren Eisenberg
     Chairman, Co-Chief Executive Officer and Director

Leonard Feinstein
     President, Co-Chief Executive Officer and Director

Steven H. Temares
     Executive Vice President - Chief Operating Officer

Ronald Curwin
     Chief Financial Officer and Treasurer

Arthur Stark
     Vice President - Merchandising

Matthew Fiorilli
     Vice President - Stores

Jonathan Rothstein
     Vice President - Product Development and Marketing

Klaus Eppler
     Director - Partner, Proskauer Rose LLP,
     New York, New York

Robert S. Kaplan
     Director - Managing Director, Goldman, Sachs & Co.,
     New York, New York

Robert J. Swartz
     Director - Vice President, Alco Capital Group Inc.,
     New York, New York

Corporate Office

Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083
Telephone: 908/688-0888

Shareholder Information

The Company's 1997 Annual Report on Form 10-K (excluding exhibits) may be obtained, without charge, by writing to the Investor Relations Department at the Corporate Office, or by fax (908/810-8813).

Stock Listing

The Common Stock of Bed Bath & Beyond Inc. trades on the NASDAQ National Market System under the symbol BBBY.

Stock Activity

The following table sets forth by fiscal quarter the high and low reported sales prices of the Company's Common Stock on the NASDAQ National Market during fiscal 1996 and fiscal 1997:

    Quarter                                   High                    Low
================================================================================
Fiscal 1996
    First                                  $  31 1/2              $ 19 11/16
    Second                                    31                    18 1/4
    Third                                     29 3/4                20 3/8
    Fourth                                    31 3/4                24 1/8

Fiscal 1997
    First                                  $  29 1/2              $ 22 7/8
    Second                                    36 1/8                27 3/4
    Third                                     36 1/4                28 13/16
    Fourth                                    44 7/8                32

At March 27, 1998, there were approximately 500 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

Transfer Agent

The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

American Stock Transfer & Trust Company
40 Wall Street
46th Floor
New York, New York 10005
Telephone: 800/937-5449

Independent Auditors

KPMG Peat Marwick LLP
345 Park Avenue
New York, New York 10154

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 A.M. Friday, June 26, 1998, at the Headquarters Plaza Hotel, Three Headquarters Plaza, Morristown, New Jersey.

(C) 1998 Bed Bath & Beyond Inc. and its subsidiaries.
[LOGO] Recycled Paper

BED BATH &
BEYOND (R)

650 Liberty Avenue
Union, N.J. 07083
908/688-0888