Form 10-K, Exhibit 13
period 1999-02-27
BED BATH & BEYOND INC
filed 1999-05-27
CIK 886158

                                   BED BATH &
                                    BEYOND(R)

                               1998 ANNUAL REPORT

                               [GRAPHIC OMITTED]


                 -----------------------------------------------

                        Beyond any store of its kind(R).

BED BATH & BEYOND  ANNUAL REPORT  1998
--------------------------------------------------------------------------------

Selected Financial Data

                                                        FISCAL YEAR ENDED(1)
====================================================================================================================================
(in thousands, except per share and  February 27,  February 28,   March 1,    February 25,  February 26,  February 27,  February 28,
selected operating data)                 1999          1998         1997          1996          1995          1994          1993
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
Net sales                             $1,397,197    $1,066,612   $  823,178    $  601,252    $  440,261    $  305,767    $  216,712
Gross profit                             576,125       441,016      341,168       250,036       183,819       127,972        90,528
Operating profit                         158,052       118,914       90,607        67,585        51,685        36,906        26,660
Net earnings                              97,346        73,142       55,015        39,459        30,013        21,887        15,960
Net earnings per share - Diluted(2)   $      .68    $      .51   $      .39    $      .28    $      .22    $      .16    $      .12

SELECTED OPERATING DATA:
Number of stores open
  (at period end)                            186           141          108            80            61            45            38
Total square feet of store space
  (at period end)                      7,688,000     5,767,000    4,347,000     3,214,000     2,339,000     1,512,000     1,128,000
Percentage increase in comparable
  store net sales                            7.6%          6.4%         6.1%          3.8%         12.0%         10.6%          7.2%

BALANCE SHEET DATA (AT PERIOD END):
Working capital                       $  249,574    $  175,617   $  121,679    $   87,727    $   71,902    $   54,432    $   34,501
Total assets                             633,148       458,330      329,925       235,810       176,678       121,468        76,654
Long-term debt                                --            --           --         5,000        16,800        13,300            --
Shareholders' equity                  $  411,087    $  295,397   $  214,361    $  151,446    $  108,939    $   77,305    $   54,643

(1) Each fiscal year represents 52 weeks, except for fiscal 1996 which represents 52 weeks and 6 days.

(2) Net earnings per share amounts have been adjusted for two-for-one stock splits of the Company's common stock (each of which was effected in the form of a 100% stock dividend), which were distributed in fiscal 1998, 1996 and 1993. The Company has not declared any cash dividends in any of the fiscal years noted above.

--------------------------------------------------------------------------------

STORE LOCATIONS (as of May 7, 1999)
--------------------------------------------------------------------------------

Alabama       3   Indiana         3   Nevada            1    South Carolina    1
Arizona       4   Kansas          2   New Jersey       10    Tennessee         3
California   22   Kentucky        1   New Mexico        1    Texas            16
Colorado      5   Maryland        8   New York         13    Utah              1
Connecticut   4   Massachusetts   5   North Carolina    2    Vermont           1
Delaware      1   Michigan        7   Ohio              6    Virginia         10
Florida      20   Minnesota       1   Oklahoma          2    Washington        4
Georgia       7   Missouri        5   Oregon            1    Wisconsin         1
Illinois     11   Nebraska        1   Pennsylvania      6
--------------------------------------------------------------------------------
                                                             TOTAL           189

Call 1-800-GO BEYOND(R) for exact locations.

--------------------------------------------------------------------------------

CONTENTS
--------------------------------------------------------------------------------

Letter to Shareholders                                                         2
--------------------------------------------------------------------------------
Management's Discussion
and Analysis of Financial
Condition and Results of Operations                                        10-13
--------------------------------------------------------------------------------
Consolidated Financial Statements                                          14-24
--------------------------------------------------------------------------------
Corporate Data                                                                25
--------------------------------------------------------------------------------

BED BATH & BEYOND  ANNUAL REPORT  1998
--------------------------------------------------------------------------------

Founded in 1971, Bed Bath & Beyond Inc. is a nationwide chain of "superstores" selling predominantly better quality domestics merchandise and home furnishings. The Company's 189 stores principally range in size from 30,000 to 50,000 square feet, with some stores exceeding 80,000 square feet. They combine superior service and a huge selection of items (a few of which are pictured in this report) at everyday low prices within a constantly evolving shopping environment that has proven to be both fun and exciting for customers. Bed Bath & Beyond Inc.'s stock is traded on the NASDAQ National Market under the symbol BBBY and is included in the Standard & Poor's MidCap 400 Index and the NASDAQ-100 Index.
------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

   [The following table was depicted as a bar chart in the printed material.]

                             NET EARNINGS PER SHARE
                                  (in dollars)

           1994         1995           1996         1997        1998
           ----         ----           ----         ----        ----
           .22          .28            .39          .51         .68

                               [GRAPHIC OMITTED]

   [The following table was depicted as a bar chart in the printed material.]

                                  NET EARNINGS
                                  (in millions)

           1994         1995           1996         1997        1998
           ----         ----           ----         ----        ----
           30.0         39.5           55.0         73.1        97.3

                               [GRAPHIC OMITTED]

   [The following table was depicted as a bar chart in the printed material.]

                                    NET SALES
                                  (in millions)

           1994         1995           1996         1997        1998
           ----         ----           ----         ----        ----
           440.3        601.3          823.2       1,066.6     1,397.2

BED BATH & BEYOND  ANNUAL REPORT  1998                       [GRAPHIC OMITTED] 2
--------------------------------------------------------------------------------

TO OUR FELLOW SHAREHOLDERS

Two years ago, we reviewed the significant accomplishments of Bed Bath & Beyond's Silver Anniversary Year, which included the opening of our 100th store. Of fiscal 1997's notable accomplishments, surpassing $1 billion in net sales for the first time certainly stands out. We're now very pleased to report to you that our Company's performance in fiscal 1998 exceeded that of any prior year, and we believe, has set the stage for even more impressive results in the years ahead.

1998 AT A GLANCE: Net sales for the year ended February 27, 1999 were $1.397 billion, an increase of 31.0% from the prior year. Comparable store sales advanced by 7.6%;

Net earnings of $97.3 million ($.68 per share), improved by 33.1% from $73.1 million ($.51 per share), representing the seventh consecutive year of earnings increases over 30%;

[PHOTOS OMITTED]

Leonard Feinstein and
Warren Eisenberg
Co-Chief Executive Officers

Our debt-free balance sheet has strengthened, with working capital increasing by 42.1%; average returns on shareholders' equity and total assets were 27.6%, and 17.8%, respectively, among the highest in all of retailing;

Standard & Poor's recently assigned an investment grade credit rating to Bed Bath & Beyond based on our "leadership position in the highly competitive home furnishings industry, successful merchandising strategy, strong financial profile and stable outlook";

BED BATH & BEYOND  ANNUAL REPORT  1998                       [GRAPHIC OMITTED] 3
--------------------------------------------------------------------------------

Forty-five new superstores were opened in fiscal 1998, more than in any other year. At year-end, we operated 186 stores in 34 states;

In support of our ambitious growth program, we continue to make sizable investments in our infrastructure, and are expanding the ranks of the seasoned executives who will provide leadership well into the 21st century.

                               [GRAPHIC OMITTED]

   [The following table was depicted as a bar chart in the printed material.]

                                  TOTAL ASSETS
                                  (in millions)

           1994         1995           1996         1997        1998
           ----         ----           ----         ----        ----
           176.7        235.8          329.9        458.3       633.1

COMPANY OPERATING PRINCIPLES: Over the years we've developed a unique corporate culture based on four operating principles which are consistently applied, providing our valued customers with truly unparalleled shopping experiences:

Focus on Customer Satisfaction and Loyalty: From the beginning, our major focus has been on customer satisfaction. Vast merchandise assortments presented in a customer friendly manner, extremely high in-stock positions, maximum assistance from sales associates with knowledge of the products, minimum waiting at checkouts, informative signing, and a liberal return policy are all components of customer service in our stores. So is our Everyday Low Pricing policy, which assures the customer our best price everyday, without promotional gimmicks or "midnight madness" events.

The bright, talented managers and associates who run our stores are trained to never say "no" to a customer. If necessary, they defer to someone who can say "yes", someone who can somehow please the customer.

Simply put, our stores are fun places to shop. Our racetrack layout, high impact displays, and constantly changing merchandise mix, all contribute to item sales greater than anyone else in our industry segment selling the same item. By focusing on

BED BATH & BEYOND  ANNUAL REPORT  1998                       [GRAPHIC OMITTED] 4
--------------------------------------------------------------------------------

customer satisfaction, and offering customers new and exciting products, we continue to achieve outstanding sales results.

Maintain Entrepreneurial Culture with Decentralized Management: A major portion of everyday decision-making is vested in the personnel who run our stores. They are home grown to be entrepreneurs and merchants. They reorder most of the merchandise, understand the profitability and productivity of each item, and the relationship between volumes and margins. Our store merchants consistently identify high markup items and drive the volume on these products. They decide what items to feature, and reorder the merchandise that will produce optimal results in their particular store. We give employees at all levels the power and responsibility to take whatever action is necessary to consistently deliver excellent customer service. Our superior financial results, which are in sharp contrast to those of most of our competitors, reflect the successful application of these principles.

[PHOTO OMITTED]

Steven H. Temares
Executive Vice President --
Chief Operating Officer

The entrepreneurial people who run our business make a tremendous difference, and we remain committed to filling store operations positions from within. Indeed, every one of our Regional Vice Presidents of Stores, Regional, District, Area, and Store Managers has come up through our store ranks.

The outstanding opportunities for professional and personal growth that we offer, and the recognition and rewards that come with them, have resulted in an extraordinarily high employee retention rate.

BED BATH & BEYOND  ANNUAL REPORT  1998                       [GRAPHIC OMITTED] 5
--------------------------------------------------------------------------------

Develop a Committed, Knowledgeable Team: The Regional, District and Area Managers previously referred to have been with Bed Bath & Beyond, on average, for almost 10 years. Turnover at the store manager level and higher since 1992 has been under 5%. Similarly, employee turnover in our merchandising organization has been exceptionally low. Everyone enjoys being on a winning team.

   [The following table was depicted as a bar chart in the printed material.]

                              SHAREHOLDERS' EQUITY
                                  (in millions)

           1994         1995           1996         1997        1998
           ----         ----           ----         ----        ----
           108.9        151.4          214.4        295.4       411.1

While we are committed to "promoting from within" with respect to all store operations personnel, we recognize that it is occasionally necessary to attract outstanding individuals from outside the Company for other specialized areas of our business. In real estate, construction, information technology, human resources, advertising and marketing, legal, finance, loss prevention, planning, purchasing and logistics, to name several, we have successfully recruited dozens of individuals who are adding their collective talents to the accomplishment of our long-term goals and objectives.

Constantly Change and Innovate: It's often been said that change is inevitable, that the only thing you can count on in life is change. Not only do we believe it, we virtually live by it! With respect to merchandising, we are constantly innovating, offering our customers the very latest products, at everyday low prices, with customer service levels second to none.

Because of our decentralized culture, we customize many of our own information technology solutions. We devote considerable resources to these activities, and our progress to date has been significant.

Consistent with our philosophy of change, all but ten stores that were open at the time of our 1992 initial public offering have been expanded and/or relocated, and we have plans to remodel or relocate three of those ten locations this year.

BED BATH & BEYOND  ANNUAL REPORT  1998                       [GRAPHIC OMITTED] 6
--------------------------------------------------------------------------------

Similar changes and innovation may be found throughout the Company. We assume that almost everything we do can, and should, be done better. Importantly, our customers understand and appreciate the changes.

[PHOTO OMITTED]

Ronald Curwin
Chief Financial Officer and Treasurer

GROWING NATIONALLY: While opening 45 new superstores in 1998, compared with 33 opened last year, we entered for the first time, the states of Delaware, Nebraska, South Carolina, Utah and Vermont. At year-end, we operated 186 stores in 34 states. Total store space increased to 7.7 million square feet, an increase of approximately 33.3% over the prior year.

Our plans for fiscal 1999 include opening approximately 50 new superstores, several expansions, and our initial entry into several states.

We believe that there is an opportunity for Bed Bath & Beyond to expand, over the next few years, to as many as 600 stores within the United States. We expect our profitable growth to continue well into the new century.

INDUSTRY OVERVIEW: Bed Bath & Beyond operates in a highly-fragmented sector of the retail industry. Whereas other sectors are dominated by 2 or 3 operators with market shares from twenty to as high as thirty-five percent, the largest home goods superstore operators have relatively minor market shares.

BED BATH & BEYOND  ANNUAL REPORT  1998                       [GRAPHIC OMITTED] 7
--------------------------------------------------------------------------------

Our Company's share is estimated to be approximately 2%, another indication that we have substantial room for growth.

   [The following table was depicted as a bar chart in the printed material.]

                                 STORE EXPANSION

                          1994      1995        1996      1997      1998
                          ----      ----        ----      ----      ----
                           61        80         108       141       186

TOTAL SQUARE FOOTAGE
(in thousands)            2,339     3,214       4,347     5,767     7,688

Favorable demographic and societal trends also support our belief in Bed Bath & Beyond's continuing growth. The home has increasingly become a focal point in people's lives. Whereas total consumer expenditures grew by about 28% during a recent six year period, increases in expenditures for home goods exceeded 35% during that same period. The 35 to 54 age group, which has the highest home ownership levels, and spends the most per year on home-related merchandise, represents another strong positive for the future.

Despite this generally favorable background, few operators in our retail sector have been successful. In fact, most have done poorly, or failed. The few which are profitable achieve operating margins considerably lower than those of Bed Bath & Beyond.

We strongly believe that our approach to customer service, unique corporate culture, and highly motivated associates, have made, and will continue to make, the difference. In fact, we expect that our corporate culture and organization will enable us to widen the lead between ourselves and our competitors in the years ahead.

MANAGEMENT DEVELOPMENT: We continue to strengthen our senior management ranks in order to support our rapidly expanding business. We have done so by recognizing the contributions of exceptional, seasoned executives who have been instrumental in Bed Bath & Beyond's consistent growth.

BED BATH & BEYOND  ANNUAL REPORT  1998                       [GRAPHIC OMITTED] 8
--------------------------------------------------------------------------------

In January, together with Chief Operating Officer Steven Temares, we proudly announced the officer-level promotions of eleven executives who, on average, have served the Company for over fourteen years. Arthur Stark and Matthew Fiorilli were named Senior Vice Presidents. Joining Jonathan Rothstein as Vice Presidents were: Michael Honeyman; Phillip Kornbluh; Allan Rauch; William Waltzinger; Timothy Brewster; Martin Eisenberg; Edward Kopil; Martin Lynch and William Onksen.

[PHOTO OMITTED]

Matthew Fiorilli
Senior Vice President -
Stores

As we continue to grow, we look forward to broadening the leadership ranks in our Company.

WHAT'S AHEAD? It promises to be exciting. When we next address you in a Bed Bath & Beyond annual report we will have ushered in a new decade and a new century. There will be many celebrations, and much talk, about the bright future that lies ahead. Certainly, technological developments that no one could have envisioned three decades ago, when our Company began operations with two small stores, present a myriad of exciting new opportunities.

BED BATH & BEYOND  ANNUAL REPORT  1998                       [GRAPHIC OMITTED] 9
--------------------------------------------------------------------------------

Success in the future will be achieved by those who can best adapt to change, while continuing to stress customer satisfaction. Fortunately, constant change and customer service have always been primary elements of the Bed Bath & Beyond corporate culture. Enhanced shareholder value has been a notable result.

[PHOTO OMITTED]

Arthur Stark
Senior Vice President -
Merchandising

Our constant discovery of new, creative ways to further build upon our industry leading position, including the development of exciting new products found exclusively at Bed Bath & Beyond, encourages us to look toward the new millennium with confidence. So do the contributions of our over 10,000 employees, who every day provide our customers with many reasons to frequently shop in our stores, and of our many vendor partners and landlords with whom we share our success.

With all of us working together, while remaining focused on the Bed Bath & Beyond customer, we hope to report to you, a year from now, that the financial results of our fiscal 1999 operations were our best ever.

Sincerely,


/s/ Warren Eisenberg

Warren Eisenberg
Chairman and Co-Chief Executive Officer


/s/ Leonard Feinstein

Leonard Feinstein
President and Co-Chief Executive Officer

May 7, 1999

BED BATH & BEYOND  ANNUAL REPORT  1998                                        10
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated (i) selected statement of earnings data of the Company expressed as a percentage of net sales and (ii) the percentage change from the prior year in selected statement of earnings data:

                                                                            FISCAL YEAR ENDED
                                               ====================================================================
                                                              PERCENTAGE                     PERCENTAGE CHANGE
                                                             OF NET SALES                     FROM PRIOR YEAR
===================================================================================================================
                                               February 27,   February 28,   March 1,   February 27,   February 28,
                                                   1999           1998         1997         1999           1998
===================================================================================================================
Net sales                                         100.0%         100.0%       100.0%        31.0%          29.6%

Cost of sales, including buying, occupancy
  and indirect costs                               58.8           58.7         58.6         31.2           29.8

Gross profit                                       41.2           41.3         41.4         30.6           29.3

Selling, general and administrative expenses       29.9           30.2         30.4         29.8           28.6

Operating profit                                   11.3           11.1         11.0         32.9           31.2

Earnings before provision for income taxes         11.6           11.4         11.1         33.1           33.0

Net earnings                                        7.0            6.9          6.7         33.1           32.9

FISCAL 1998 COMPARED WITH FISCAL 1997

In fiscal 1998, the Company expanded store space by 33.3%, from 5,767,000 square feet at fiscal year-end 1997 to 7,688,000 square feet at fiscal year-end 1998. The 1,921,000 square feet increase was the result of opening forty-five new superstores and expanding three existing stores.

Net sales in fiscal 1998 increased $330.6 million to $1.397 billion, representing an increase of 31.0% over the $1.067 billion net sales in fiscal 1997. Approximately 77% of the increase was attributable to new store net sales and the balance to an increase in comparable store net sales.

Approximately 55% and 45% of net sales in fiscal 1998 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimates that bed linens accounted for approximately 21% of net sales during fiscal 1998 and fiscal 1997. No other individual product category accounted for 10% or more of net sales during either fiscal year.

Gross profit in fiscal 1998 was $576.1 million or 41.2% of net sales, compared with $441.0 million or 41.3% of net sales a year ago. The decrease in gross profit as a percentage of net sales was primarily attributable to a different mix of sales during fiscal 1998 compared to the mix of sales during the prior year and an increase in coupons redeemed associated with the Company's marketing program.

The percentage increase in comparable store net sales was 7.6% in fiscal 1998 compared with 6.4% in fiscal 1997. The increase in comparable store net sales relative to the prior year reflects a number of factors, including the continued consumer acceptance of the Company's merchandise offerings, a strong focus on customer service and the generally favorable retailing environment.

Selling, general and administrative expenses ("SG&A") were $418.1 million or 29.9% of net sales in fiscal 1998 compared to $322.1 million or 30.2% of net sales in fiscal 1997. The decrease in SG&A as a percentage of net sales primarily reflects a relative decrease in payroll and payroll related items, which were partially offset by an increase in occupancy costs. Expenses associated with new, relocated or expanded stores are charged to earnings as incurred.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        11
--------------------------------------------------------------------------------

Operating profit was $158.1 million in fiscal 1998, an increase of $39.1 million or 32.9% from fiscal 1997, reflecting primarily the increase in net sales which was partially offset by increases in cost of sales and SG&A.

The increase in earnings before provision for income taxes of 33.1% from fiscal 1997 to fiscal 1998 compared to the year to year increase in operating profit of 32.9% was attributable to interest income.

FISCAL 1997 COMPARED WITH FISCAL 1996

In fiscal 1997, the Company expanded store space by 32.7%, from 4,347,000 square feet at fiscal year-end 1996 to 5,767,000 square feet at fiscal year-end 1997. The 1,420,000 square feet increase was the result of opening thirty-three new superstores and expanding three existing stores.

Net sales in fiscal 1997 increased $243.4 million to $1.067 billion, representing an increase of 29.6% over the $823.2 million net sales in fiscal 1996. Approximately 81% of the increase was attributable to new store net sales and the balance to an increase in comparable store net sales.

Approximately 55% and 45% of net sales in fiscal 1997 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimated that bed linens accounted for approximately 21% of net sales during fiscal 1997 and fiscal 1996. No other individual product category accounted for 10% or more of net sales during either fiscal year.

Gross profit in fiscal 1997 was $441.0 million or 41.3% of net sales compared with $341.2 million or 41.4% of net sales, in fiscal 1996. The decrease in gross profit as a percentage of net sales was primarily attributable to a different mix of sales during fiscal 1997 compared to the mix of sales during fiscal 1996 and an increase in coupons redeemed associated with the Company's marketing program.

The percentage increase in comparable store net sales was 6.4% in fiscal 1997 compared with 6.1% in fiscal 1996. The increase in comparable store net sales relative to fiscal 1996 reflected a number of factors, including the continued consumer acceptance of the Company's merchandise offerings, a strong focus on customer service and the generally favorable retailing environment.

SG&A was $322.1 million or 30.2% of net sales in fiscal 1997 compared to $250.6 million or 30.4% of net sales in fiscal 1996. The decrease in SG&A as a percentage of net sales primarily reflected a relative decrease in costs associated with new store openings as well as a decrease in payroll and payroll related items, which were partially offset by an increase in occupancy costs. Expenses associated with new, relocated or expanded stores were charged to earnings as incurred.

Operating profit was $118.9 million in fiscal 1997, an increase of $28.3 million or 31.2% from fiscal 1996, reflecting primarily the increase in net sales which was partially offset by increases in cost of sales and SG&A.

The increase in earnings before provision for income taxes of 33.0% from fiscal 1996 to fiscal 1997 compared to the year to year operating profit of 31.2% was attributable to interest income.

EXPANSION PROGRAM

The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets and the expansion or replacement of existing stores with larger stores. In the five-year period from the beginning of fiscal 1994 to the end of fiscal 1998, the chain has grown from 45 stores to 186 stores. Total square footage grew from 1,512,000 square feet at the beginning of fiscal 1994 to 7,688,000 square feet at the end of fiscal 1998.

A major portion of the increase in the Company's net sales during each of the preceding five years was attributable to new store net sales as distinguished from increases in comparable store net sales, with new store net sales accounting for approximately 77%, 81%, 84%, 91% and 78% of the increase in net sales in fiscal 1998, 1997, 1996, 1995 and 1994, respectively.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        12
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

The Company intends to continue its expansion program and currently anticipates that in fiscal 1999 it will open approximately 50 new stores (see details under "Liquidity and Capital Resources" below). The Company believes that a predominant portion of any increase in its net sales in fiscal 1999 will continue to be attributable to new store net sales. Accordingly, the continued growth of the Company is dependent, in large part, upon the Company's ability to execute its expansion program successfully, of which there can be no assurance.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been able to finance both its normal operations and its expansion program principally through internally generated funds during the preceding five years. For the foreseeable future, the Company intends to retain all earnings for use in the operation and expansion of its business.

The Company's merchandise inventory has grown from $187.2 million at the end of fiscal 1996, to $270.4 million at the end of fiscal 1997 and to $360.3 million at the end of fiscal 1998. The increases in inventory between the fiscal years were primarily attributable to the addition of new store space.

The Company's working capital increased from $121.7 million at the end of fiscal 1996, to $175.6 million at the end of fiscal 1997, and to $249.6 million at the end of fiscal 1998. The increases between the fiscal years were primarily the result of increases in merchandise inventories and cash and cash equivalents, which were partially offset by increases in accounts payable and accrued expenses and other current liabilities.

The Company's expansion program requires the Company to make capital expenditures for furniture and fixtures and leasehold improvements on an ongoing basis. The Company's total capital expenditures were $62.3 million, $41.3 million and $35.1 million during fiscal 1998, 1997 and 1996, respectively.

Under the Company's revolving Credit Agreement (the "Credit Agreement") concluded in November 1994, and as subsequently amended, the Company may borrow up to $45.0 million for loans and letters of credit. The Credit Agreement matures in October 2001.

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

The Company did not borrow under the Credit Agreement during fiscal 1998 or fiscal 1997. The Company believes that during fiscal 1999, internally generated funds, supplemented, if necessary, by borrowings under the Credit Agreement, will be sufficient to fund both its normal operations and its expansion program.

As of March 26, 1999, the Company has leased sites for thirty-seven new superstores planned for opening in fiscal 1999, including three new stores already opened in Dublin, California; Fort Collins, Colorado; and Reno, Nevada.

Approximate aggregate costs for the thirty-seven leased stores are estimated at $68.5 million for merchandise inventories, $23.7 million for furniture and fixtures and leasehold improvements and $11.9 million for preopening expenses (which will be expensed as incurred). In addition to the thirty-seven locations already leased, the Company expects to open approximately thirteen additional locations during fiscal 1999. The costs that the Company is expected to incur in connection with the anticipated opening of other superstores for which sites have not yet been leased cannot presently be determined.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        13
--------------------------------------------------------------------------------

YEAR 2000

The Company has conducted an extensive review of its computer systems and operations to identify the areas that could be affected by the Year 2000 issue. A plan was developed which focuses on the Company's information systems and third-party relationships.

With respect to the Company's information systems, the Company has completed remediation and testing of its mission critical systems and believes that its information systems are Year 2000 compliant. The Company will test new installations, versions or changes implemented during the remainder of fiscal 1999. The Company expects to complete its contingency plans to address the most reasonably likely worst case Year 2000 scenarios by the third quarter of fiscal 1999.

With respect to its third-party relationships, the Company has contacted its largest suppliers, vendors and service providers to assess their state of Year 2000 readiness. This process is effectively complete and the Company is in the process of developing contingency plans, which are expected to be completed by the third quarter of fiscal 1999 and which include developing alternate third-party relationships, if necessary. Potential sources of risk include the inability of principal vendors and suppliers to be Year 2000 compliant, which could result in delays in product deliveries from vendors, and disruption of the Company's distribution channel. The Company believes the geographically diverse nature of its business and its large vendor and supplier base should minimize such potential sources of risk.

Based on the efforts to date, the Company does not believe that the Year 2000 issue will have a material adverse effect on its consolidated financial condition or results of operations. The Company's costs incurred to date associated with the Year 2000 issue were not material. The Company estimates that the costs associated with the completion of the Year 2000 project, excluding any costs that may be incurred by the Company as a result of the failure of any third-parties to become Year 2000 compliant, will also not be material.

FORWARD LOOKING STATEMENTS

This Annual Report and, in particular, Management's Discussion and Analysis of Financial Condition and Results of Operations, contain forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results of operations and future financial condition may differ materially from those expressed in any such forward looking statements as a result of many factors that may be beyond the Company's control. Such factors include, without limitation: general economic conditions, changes in the retailing environment and consumer spending habits, demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; unusual weather patterns; competition from existing and potential competitors; competition from other channels of distribution; pricing pressures; the ability to find suitable locations at reasonable occupancy costs to support the Company's expansion program; the availability of trained qualified management personnel to support the Company's growth; and the cost of labor, merchandise and other costs and expenses.

SEASONALITY

The Company's business exhibits less seasonality than many other retail businesses, although sales levels are generally higher in August, November and December, and generally lower in February and March.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        14
--------------------------------------------------------------------------------

Consolidated Balance Sheets
Bed Bath & Beyond Inc. and Subsidiaries

                                                                    February 27,  February 28,
(in thousands, except share and per share data)                         1999          1998
----------------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                           $ 90,396      $ 53,280
  Merchandise inventories                                              360,337       270,357
  Prepaid expenses and other current assets                              4,546         2,323
----------------------------------------------------------------------------------------------
     Total current assets                                              455,279       325,960
----------------------------------------------------------------------------------------------
Property and equipment, net (note 2)                                   150,438       111,381
Other assets (notes 4 and 5)                                            27,431        20,989
----------------------------------------------------------------------------------------------
                                                                      $633,148      $458,330
==============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                    $ 99,370      $ 64,718
  Accrued expenses and other current liabilities                        89,725        73,610
  Income taxes payable                                                  16,610        12,015
----------------------------------------------------------------------------------------------
     Total current liabilities                                         205,705       150,343
----------------------------------------------------------------------------------------------
Deferred rent                                                           16,356        12,590
----------------------------------------------------------------------------------------------
     Total liabilities                                                 222,061       162,933
----------------------------------------------------------------------------------------------
Commitments and contingencies (notes 3, 6 and 8)

Shareholders' equity:
  Preferred stock - $0.01 par value; authorized - 1,000,000 shares;
    no shares issued or outstanding                                         --            --
  Common stock - $0.01 par value; authorized -
    February 27, 1999, 350,000,000 shares and
    February 28, 1998, 150,000,000 shares;
    issued and outstanding - February 27, 1999,
    139,418,120 shares and February 28, 1998,
    138,087,946 shares                                                   1,394         1,381
  Additional paid-in capital                                            79,679        61,348
  Retained earnings                                                    330,014       232,668
----------------------------------------------------------------------------------------------
     Total shareholders' equity                                        411,087       295,397
----------------------------------------------------------------------------------------------
                                                                      $633,148      $458,330
==============================================================================================

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        15
--------------------------------------------------------------------------------

Consolidated Statements of Earnings
Bed Bath & Beyond Inc. and Subsidiaries

                                                                             FISCAL YEAR ENDED
-----------------------------------------------------------------------------------------------------------
                                                                February 27,   February 28,      March 1,
(in thousands, except share and per share data)                     1999           1998           1997
-----------------------------------------------------------------------------------------------------------
Net sales                                                       $  1,397,197   $  1,066,612   $    823,178

Cost of sales, including buying, occupancy and indirect costs        821,072        625,596        482,010
-----------------------------------------------------------------------------------------------------------
   Gross profit                                                      576,125        441,016        341,168

Selling, general and administrative expenses                         418,073        322,102        250,561
-----------------------------------------------------------------------------------------------------------
   Operating profit                                                  158,052        118,914         90,607

Interest income                                                        3,517          2,484            704
-----------------------------------------------------------------------------------------------------------
   Earnings before provision for income taxes                        161,569        121,398         91,311

Provision for income taxes (note 4)                                   64,223         48,256         36,296
-----------------------------------------------------------------------------------------------------------
   Net earnings                                                 $     97,346   $     73,142   $     55,015
===========================================================================================================
Net earnings per share - Basic                                  $        .70   $        .53   $        .40
Net earnings per share - Diluted                                $        .68   $        .51   $        .39

Weighted average shares outstanding - Basic                      138,842,151    137,664,704    136,817,412
Weighted average shares outstanding - Diluted                    143,235,599    142,362,018    141,129,962

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        16
--------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity
Bed Bath & Beyond Inc. and Subsidiaries

                                                                COMMON STOCK       ADDITIONAL
                                                              ------------------    PAID-IN     RETAINED
(in thousands)                                                 SHARES    AMOUNT     CAPITAL     EARNINGS     TOTAL
-------------------------------------------------------------------------------------------------------------------
Balance at February 25, 1996                                  136,136   $  1,362   $ 45,573     $104,511   $151,446

Net earnings                                                                                      55,015     55,015

Shares sold under employee stock option plans (note 10)         1,070         10      7,890                   7,900
-------------------------------------------------------------------------------------------------------------------
Balance at March 1, 1997                                      137,206      1,372     53,463      159,526    214,361

Net earnings                                                                                      73,142     73,142

Shares sold under employee stock option plans (note 10)           882          9      7,885                   7,894
-------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                                  138,088      1,381     61,348      232,668    295,397

Net earnings                                                                                      97,346     97,346

Shares sold under employee stock option plans (note 10)         1,330         13     18,331                  18,344
-------------------------------------------------------------------------------------------------------------------
Balance at February 27, 1999                                  139,418   $  1,394   $ 79,679     $330,014   $411,087
===================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        17
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
Bed Bath & Beyond Inc. and Subsidiaries

                                                                                   FISCAL YEAR ENDED
----------------------------------------------------------------------------------------------------------------
                                                                       February 27,  February 28,     March 1,
(in thousands)                                                            1999           1998           1997
----------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net earnings                                                         $ 97,346       $ 73,142       $ 55,015
   Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation and amortization                                       23,217         18,238         13,439
      Deferred income taxes                                               (5,166)        (6,345)        (2,895)
      (Increase) decrease in assets:
         Merchandise inventories                                         (89,980)       (83,172)       (38,802)
         Prepaid expenses and other current assets                        (2,223)          (718)            25
         Other assets                                                     (1,276)          (606)        (2,248)
      Increase in liabilities:
         Accounts payable                                                 34,652         16,897          8,796
         Accrued expenses and other current liabilities                   16,115         25,687         20,976
         Income taxes payable                                              4,595          1,883          3,551
         Deferred rent                                                     3,766          2,902          2,877
----------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                           81,046         47,908         60,734
----------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
      Capital expenditures                                               (62,274)       (41,287)       (35,136)
----------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                              (62,274)       (41,287)       (35,136)
----------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
      Proceeds from long-term debt                                            --             --         17,000
      Repayment of long-term debt                                             --             --        (22,000)
      Proceeds from exercise of stock options                             18,344          7,894          7,900
----------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                           18,344          7,894          2,900
----------------------------------------------------------------------------------------------------------------
      Net increase in cash and cash equivalents                           37,116         14,515         28,498

Cash and cash equivalents:
      Beginning of period                                                 53,280         38,765         10,267
----------------------------------------------------------------------------------------------------------------
      End of period                                                     $ 90,396       $ 53,280       $ 38,765
================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        18
--------------------------------------------------------------------------------

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

C. FISCAL YEAR

Effective in fiscal 1996, the Company changed its fiscal year-end from the 52 or 53 week period ending on the Sunday nearest February 28 to the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, fiscal 1998 represented 52 weeks and ended on February 27, 1999; fiscal 1997 represented 52 weeks and ended on February 28, 1998; and fiscal 1996 represented 52 weeks and 6 days and ended on March 1, 1997.

D. ACCOUNTING STANDARDS

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which requires a dual presentation of earnings per share - basic and diluted. Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average number of shares outstanding including the dilutive effect of stock options.

The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation". As permitted under SFAS No. 123, the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). The Company has complied with the disclosure requirements of SFAS No. 123.

E. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

F. MERCHANDISE INVENTORIES

Merchandise inventories are stated at the lower of cost or market, determined by means of the retail inventory method of accounting.

G. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of furniture, fixtures and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets, which is generally three to ten years. Leasehold purchases are amortized using the straight-line method over the life of the lease and leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the life of the lease.

The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $17.3 million, $12.2 million and $9.6 million for fiscal 1998, 1997 and 1996, respectively.

H. DEFERRED RENT

The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the noncancelable lease term.

I. SHAREHOLDERS' EQUITY

In March 1996, the Board of Directors of the Company approved a two-for-one split of the Company's common stock effected in the form of a 100% stock dividend. The stock split was distributed on April 30, 1996 to shareholders of record on April 10, 1996.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        19
--------------------------------------------------------------------------------

In June 1998, the Board of Directors of the Company approved a two-for-one split of the Company's common stock effected in the form of a 100% stock dividend. The stock dividend was distributed on July 31, 1998 to shareholders of record on July 10, 1998.

Unless otherwise stated, all references to common shares outstanding and net earnings per share in the consolidated financial statements are on a post-split basis.

In June 1998, the Company's Certificate of Incorporation was amended to increase the number of authorized shares of common stock (par value $.01 per share) from 150,000,000 shares to 350,000,000 shares.

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

N. IMPAIRMENT OF LONG-LIVED ASSETS

When changes in circumstances warrant measurement, impairment losses for store fixed assets are calculated by comparing the present value of projected individual store cash flows over the lease terms to the asset carrying values. The Company does not believe that any material impairment currently exists related to its long-lived assets.

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

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                  February 27,     February 28,
(in thousands)                                        1999             1998
--------------------------------------------------------------------------------
Furniture, fixtures and equipment                  $ 146,188        $ 102,633
Leasehold improvements                                81,326           63,070
Leasehold purchases                                    3,141            3,141
--------------------------------------------------------------------------------
                                                     230,655          168,844

Less: Accumulated depreciation
  and amortization                                   (80,217)         (57,463)
--------------------------------------------------------------------------------
                                                   $ 150,438        $ 111,381
================================================================================

BED BATH & BEYOND  ANNUAL REPORT  1998                                        20
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
(Continued)

3. CREDIT AGREEMENT

Under the Company's revolving Credit Agreement (the "Credit Agreement") concluded in November 1994, and as subsequently amended, the Company may borrow up to $45.0 million for loans and letters of credit. The Credit Agreement matures in October 2001. Interest on all borrowing is determined based upon several alternative rates as stipulated in the Credit Agreement.

The Credit Agreement contains certain covenants which, among other things, place limitations on payment of dividends, capital expenditures and certain expenses. Additionally, there are restrictions on additional borrowings and a requirement that the Company maintain certain financial ratios. The Company does not believe that any of these covenants have materially affected its business. Under the terms of these covenants, approximately $48.7 million was available for the payment of dividends at February 27, 1999.

The Company did not borrow under the Credit Agreement during fiscal 1998 or fiscal 1997. As of February 27, 1999 and February 28, 1998, there were approximately $1.7 million and $1.4 million in outstanding letters of credit, respectively.

4. PROVISION FOR INCOME TAXES

The components of the provision for income taxes are as follows:

                                                      FISCAL YEARS
--------------------------------------------------------------------------------
(in thousands)                           1998            1997            1996
--------------------------------------------------------------------------------
Current:
   Federal                             $ 61,098        $ 44,981        $ 32,157
   State and local                        8,291           9,620           7,034
--------------------------------------------------------------------------------
                                         69,389          54,601          39,191
--------------------------------------------------------------------------------
Deferred:
   Federal                               (4,549)         (5,587)         (2,527)
   State and local                         (617)           (758)           (368)
--------------------------------------------------------------------------------
                                         (5,166)         (6,345)         (2,895)
--------------------------------------------------------------------------------
                                       $ 64,223        $ 48,256        $ 36,296
================================================================================

Included in other assets are deferred income taxes which reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets consist of the following:

                                                   February 27,      February 28,
(in thousands)                                         1999              1998
--------------------------------------------------------------------------------
Deferred rent                                        $ 6,502           $ 5,004
Inventories                                            7,489             4,599
Other                                                  7,110             6,332
--------------------------------------------------------------------------------
                                                     $21,101           $15,935
================================================================================

For fiscal 1998, 1997 and 1996, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00% and the State income tax rate, net of Federal benefit, of 4.75%.

5. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

A. The Company has an interest in certain life insurance policies on the lives of its Chairman and President. The beneficiaries of these policies are related to the aforementioned individuals. The Company's interest in these policies is equivalent to the net premiums paid by the Company. At February 27, 1999 and February 28, 1998, other assets include $3.4 million and $2.9 million, respectively, representing the Company's interest in the life insurance policies.

B. The Company obtains certain payroll services from a related party. The Company paid fees for such services of $424,000, $308,000 and $213,000 for fiscal 1998, 1997 and 1996, respectively.

C. The Company made charitable contributions to the Mitzi and Warren Eisenberg Family Foundation, Inc. (the "Eisenberg Foundation") and the Feinstein Family Foundation, Inc. (the "Feinstein Foundation") in the aggregate amounts of $390,000, $300,000 and $240,000 for fiscal 1998, 1997 and 1996, respectively.
The Eisenberg Foundation and the Feinstein Foundation are each not-for-profit corporations of which Messrs. Eisenberg and Feinstein, the Chairman and President of the Company, respectively, and their family members are the trustees and officers.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        21
--------------------------------------------------------------------------------

6. LEASES

The Company leases retail stores, as well as warehouses, office facilities and equipment, under agreements expiring at various dates through 2019. Certain leases provide for contingent rents (based upon store sales exceeding stipulated amounts), scheduled rent increases and renewal options generally ranging from five to fifteen years. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

As of February 27, 1999, future minimum lease payments under noncancelable operating leases are as follows:

FISCAL YEAR                         (in thousands)                     AMOUNTS
================================================================================
1999                                                                 $   96,175
2000                                                                     94,801
2001                                                                     94,364
2002                                                                     93,338
2003                                                                     91,270
Thereafter                                                              584,398
--------------------------------------------------------------------------------
Total minimum lease payments                                         $1,054,346
================================================================================

As of March 26, 1999, the Company had executed leases for thirty-seven stores planned for opening in fiscal 1999.

Expenses for all operating leases were $89.5 million, $70.2 million and $52.0 million for fiscal 1998, 1997 and 1996, respectively.

7. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution 401(k) savings plan (the "Plan") covering all eligible employees. Participants may defer between 1% and 15% of annual pre-tax compensation subject to statutory limitations. The Company has an option to contribute an amount as determined by the Board of Directors. In addition, each participant may elect to make voluntary, non-tax deductible contributions in excess of the pre-tax compensation limit up to 15% of compensation. As of February 27, 1999, the Company has made no contributions to the Plan.

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

9. SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid income taxes of $53.5 million, $48.5 million and $31.2 million in fiscal 1998, 1997 and 1996, respectively.

The Company also paid interest of $62,000, $54,000 and $108,000 in fiscal 1998, 1997 and 1996, respectively.

10. STOCK OPTION PLANS

Under its 1998 Stock Option Plan, its 1996 Stock Option Plan and its Amended 1992 Stock Option Plan (the "Stock Option Plans"), the Company may grant options to purchase not more than an aggregate of 6.0 million, 4.0 million and 11.2 million shares of common stock, respectively, subject to adjustment under certain circumstances. The options under the Stock Option Plans may be either non-qualified or incentive stock options within the meaning of the Internal Revenue Code of 1986. Options have been granted at market value and are exercisable in five equal annual installments beginning one to three years after the date of grant and expire ten years from the date of grant.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        22
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
(Continued)

The following table summarizes stock option transactions:

                                                                       WEIGHTED-
                                                                       AVERAGE
                                                    NUMBER OF          EXERCISE
                                                     SHARES             PRICE
--------------------------------------------------------------------------------
Outstanding at February 25, 1996                    7,311,720         $    4.48

Options granted                                     1,638,400             10.72
Options exercised                                  (1,070,100)             3.13
Options canceled                                     (383,940)             6.50
                                                   ----------

Outstanding at March 1, 1997                        7,496,080              5.93
                                                   ==========

Options granted                                     4,349,800             14.71
Options exercised                                    (881,902)             3.91
Options canceled                                     (359,080)             8.73
                                                   ----------

Outstanding at February 28, 1998                   10,604,898              9.61
                                                   ==========

Options granted                                     2,770,200             23.54
Options exercised                                  (1,330,149)             5.10
Options canceled                                     (308,680)            12.20
                                                   ----------

Outstanding at February 27, 1999                   11,736,269         $   13.34
================================================================================

Options exercisable:
   At March 1, 1997                                 1,645,560         $    4.03
   At February 28, 1998                             2,211,538         $    4.64
   At February 27, 1999                             2,538,809         $    7.67
================================================================================

The stock option committee appointed pursuant to the Stock Option Plans determine the number of shares and the option price per share for all options issued under the Stock Option Plans.

The following tables summarize information pertaining to stock options outstanding and exercisable at February 27, 1999:

                               OPTIONS OUTSTANDING
--------------------------------------------------------------------------------
                                          WEIGHTED-AVERAGE        WEIGHTED-
    RANGE OF                  NUMBER          REMAINING            AVERAGE
 EXERCISE PRICES           OUTSTANDING    CONTRACTUAL LIFE     EXERCISE PRICE
--------------------------------------------------------------------------------
$ 2.13 to  4.73             2,430,050            5.05             $   4.19
  5.67 to 12.13             2,370,544            6.55                 8.52
 12.23 to 15.47             1,606,870            8.08                12.83
 15.63 to 22.72             2,917,065            8.63                16.38
 23.66 to 31.88             2,411,740            9.29                23.88
                           ----------
$ 2.13 to 31.88            11,736,269            7.53             $  13.34
                           ==========

                               OPTIONS EXERCISABLE
--------------------------------------------------------------------------------
                                                            WEIGHTED-
    RANGE OF                       NUMBER                    AVERAGE
 EXERCISE PRICES                 EXERCISABLE              EXERCISE PRICE
--------------------------------------------------------------------------------
$ 2.13 to  4.73                   1,048,130                  $   3.77
  5.67 to 12.13                     878,584                      7.03
 12.23 to 15.47                     128,010                     13.12
 15.63 to 22.72                     484,085                     15.84
 23.66 to 31.88                          --                        --
                                  ---------
$ 2.13 to 31.88                   2,538,809                  $   7.67
                                  =========

The Company applies APB No. 25 and related interpretations in accounting for its Stock Option Plans. Accordingly, no compensation cost has been recognized in connection with the Stock Option Plans. Set forth below are the Company's net earnings and net earnings per share presented "as reported", and as if compensation cost had been recognized in accordance with the fair value provisions of SFAS No. 123:

                                                          FISCAL YEARS
--------------------------------------------------------------------------------
(in thousands, except per share data)              1998        1997        1996
--------------------------------------------------------------------------------
NET EARNINGS:
  As reported                                    $97,346     $73,142     $55,015
  Pro forma                                      $89,519     $69,257     $53,908

NET EARNINGS PER SHARE:
Basic:
  As reported                                    $  0.70     $  0.53     $  0.40
  Pro forma                                      $  0.64     $  0.50     $  0.39

Diluted:
  As reported                                    $  0.68     $  0.51     $  0.39
  Pro forma                                      $  0.62     $  0.49     $  0.38

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants for fiscal 1998, 1997 and 1996, respectively: dividend yield of 0% for all years; expected volatility of 42% for all years; risk free interest rates of 5.58%, 6.36% and 6.62%; and expected lives of six years for all years. The weighted-average fair value of options granted during the year is $12.12, $7.58 and $5.83 for fiscal 1998, 1997 and 1996, respectively.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        23
--------------------------------------------------------------------------------

11. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                                                         FISCAL 1998 QUARTER ENDED
---------------------------------------------------------------------------------------------
                                              May 30,  August 29,  November 28,  February 27,
(in thousands, except per share data)          1998       1998         1998           1999
---------------------------------------------------------------------------------------------
Net sales                                    $269,571   $344,946     $363,431      $419,249
Gross profit                                  110,179    141,943      148,473       175,530
Operating profit                               20,744     41,760       40,154        55,394
Earnings before provision for income taxes     21,561     42,331       40,915        56,762
Provision for income taxes                      8,570     16,827       16,264        22,562
Net earnings                                 $ 12,991   $ 25,504     $ 24,651      $ 34,200
Net earnings per share - Basic(1)            $    .09   $    .18     $    .18      $    .25
Net earnings per share - Diluted(1)          $    .09   $    .18     $    .17      $    .24

                                                         FISCAL 1997 QUARTER ENDED
---------------------------------------------------------------------------------------------
                                              May 31,  August 30,  November 29,  February 28,
(in thousands, except per share data)          1997       1997         1997           1998
---------------------------------------------------------------------------------------------
Net sales                                    $213,662   $266,895     $280,978      $305,077
Gross profit                                   87,358    109,500      115,422       128,736
Operating profit                               15,810     31,770       30,726        40,608
Earnings before provision for income taxes     16,447     32,274       31,440        41,237
Provision for income taxes                      6,540     12,827       12,497        16,392
Net earnings                                 $  9,907   $ 19,447     $ 18,943      $ 24,845
Net earnings per share - Basic (1)           $    .07   $    .14     $    .14      $    .18
Net earnings per share - Diluted (1)         $    .07   $    .14     $    .13      $    .17

(1) Net earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

BED BATH & BEYOND  ANNUAL REPORT  1998                                        24
--------------------------------------------------------------------------------

Independent Auditors' Report                                         [LOGO] KPMG

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BED BATH & BEYOND INC.:

We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of February 27, 1999 and February 28, 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended February 27, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of February 27, 1999 and February 28, 1998, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 27, 1999 in conformity with generally accepted accounting principles.


/s/ KPMG LLP

New York, New York
March 26, 1999

BED BATH & BEYOND  ANNUAL REPORT  1998                                        25
--------------------------------------------------------------------------------

Corporate Data

DIRECTORS

Warren Eisenberg
Chairman and Co-Chief Executive Officer
of Bed Bath & Beyond Inc.

Leonard Feinstein
President and Co-Chief Executive Officer of Bed Bath & Beyond Inc.

Klaus Eppler
Partner, Proskauer Rose LLP,
New York, New York

Robert S. Kaplan
Managing Director, Goldman, Sachs & Co.,
New York, New York

Robert J. Swartz
Vice President, Alco Capital Group, Inc.,
New York, New York

OFFICERS

Warren Eisenberg
Chairman and Co-Chief Executive Officer

Leonard Feinstein
President and Co-Chief Executive Officer

Steven H. Temares
Executive Vice President - Chief Operating Officer

Ronald Curwin
Chief Financial Officer and Treasurer

Arthur Stark
Senior Vice President - Merchandising

Matthew Fiorilli
Senior Vice President - Stores

Michael Honeyman
Vice President - Administration and Corporate Operations

Phillip Kornbluh
Vice President - Visual Merchandising

Allan Rauch
Vice President - Legal and General Counsel

Jonathan Rothstein
Vice President - Product Development and Marketing

G. William Waltzinger, Jr.
Vice President - Finance

P. Timothy Brewster
Vice President of Stores - N.Y.C. and Long Island Region

Martin Eisenberg
Vice President of Stores - Northeast Region

Edward Kopil
Vice President of Stores - Southern Region

Martin Lynch
Vice President of Stores - Midwest and Western Region

William Onksen
Vice President of Stores - MidAtlantic Region

CORPORATE OFFICE

Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083
Telephone: 908/688-0888

SHAREHOLDER INFORMATION

The Company's 1998 Annual Report on Form 10-K (excluding exhibits) may be obtained, without charge, by writing to the Investor Relations Department at the Corporate Office, or by fax (908/810-8813).

STOCK LISTING

The Common Stock of Bed Bath & Beyond Inc. trades on the NASDAQ National Market under the symbol BBBY.

STOCK ACTIVITY

The following table sets forth by fiscal quarter the high and low reported sales prices of the Company's Common Stock on the NASDAQ National Market during fiscal 1997 and fiscal 1998 (adjusted for the Company's 2-for-1 stock split which occurred in July 1998):

QUARTER                                             HIGH                LOW
--------------------------------------------------------------------------------
FISCAL 1997
  First                                           $14 3/4             $11 7/16
  Second                                           18 1/16             13 7/8
  Third                                            18 1/8              14 13/32
  Fourth                                           22 7/16             16

FISCAL 1998
  First                                           $27 3/4             $20
  Second                                           28 31/32            18 1/4
  Third                                            32 3/16             17 1/8
  Fourth                                           35 3/16             27 1/2

At March 26, 1999, there were approximately 600 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

TRANSFER AGENT

The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

American Stock Transfer
& Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
Telephone: 800/937-5449

INDEPENDENT AUDITORS

KPMG LLP
345 Park Avenue
New York, New York 10154

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 9:00 a.m. Friday, June 25, 1999, at the Headquarters Plaza Hotel, Three Headquarters Plaza, Morristown, New Jersey.

(C) 1999 Bed Bath & Beyond Inc. and its subsidiaries.
[RECYCLE LOGO] Printed on recycled paper

BED BATH &
BEYOND(R)

650 Liberty Avenue
Union, New Jersey 07083
908-688-0888