Form 10-K, Exhibit 13
period 2000-02-26
BED BATH & BEYOND INC
filed 2000-05-26
CIK 886158

                                                                      EXHIBIT 13

                                                                        Fiscal Year Ended(1)
                                 --------------------------------------------------------------------------------------------------
(in thousands, except per share  February 26, February 27, February 28, March 1, February 25, February 26, February 27, February 28,
and selected operating data)        2000         1999        1998        1997      1996          1995        1994         1993
===================================================================================================================================
STATEMENT OF EARNINGS DATA:

Net sales                         $1,877,966  $1,397,197  $1,066,612  $  823,178  $  601,252  $  440,261  $  305,767  $  216,712

Gross profit                         766,856     576,125     441,016     341,168     250,036     183,819     127,972      90,528

Operating profit                     209,340     158,052     118,914      90,607      67,585      51,685      36,906      26,660

Net earnings                         131,229      97,346      73,142      55,015      39,459      30,013      21,887      15,960

Net earnings per share -
Diluted (2)                       $      .91  $    .68    $    .51    $    .39    $    .28    $    .22    $    .16    $    .12

SELECTED OPERATING DATA:

Number of stores open
(at period end)                          241         186         141         108          80          61          45          38

Total square feet of store
space (at period end)              9,815,000   7,688,000   5,767,000   4,347,000   3,214,000   2,339,000   1,512,000   1,128,000

Percentage increase in
comparable store net sales               9.2%        7.6%        6.4%        6.1%        3.8%       12.0%       10.6%        7.2%

BALANCE SHEET DATA (AT PERIOD END):

Working capital (3)               $  360,585  $  267,557  $  188,293  $  127,333  $   91,331  $   74,390  $   56,001  $   34,842

Total assets                         865,800     633,148     458,330     329,925     235,810     176,678      121,468     76,654

Long - term debt                        -           -           -           -          5,000      16,800       13,300         --

Shareholders' equity              $  559,045  $  411,087  $  295,397  $  214,361  $  151,446  $  108,939   $   77,305 $   54,643

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

(3) Certain reclassifications have been made to selected financial data from prior years to conform to the fiscal 1999 presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated (i) selected statement of earnings data of the Company expressed as a percentage of net sales and (ii) the percentage change from the prior year in selected statement of earnings data:

                                                                         FISCAL YEAR ENDED
                                            --------------------------------------------------------------------------

                                                            PERCENTAGE                          PERCENTAGE CHANGE
                                                           OF NET SALES                          FROM PRIOR YEAR
----------------------------------------------------------------------------------------------------------------------
                                            FEBRUARY 26,    FEBRUARY 27,    FEBRUARY 28,   FEBRUARY 26,   FEBRUARY 27,
                                                2000            1999            1998           2000           1999
----------------------------------------------------------------------------------------------------------------------
Net sales                                      100.0%          100.0%          100.0%          34.4%          31.0%

Cost of sales, including buying,
   occupancy and indirect costs                 59.2            58.8            58.7           35.3           31.2

Gross profit                                    40.8            41.2            41.3           33.1           30.6

Selling, general and
   administrative expenses                      29.7            29.9            30.2           33.4           29.8

Operating profit                                11.1            11.3            11.1           32.5           32.9

Earnings before provision
  for income taxes                              11.5            11.6            11.4           33.2           33.1

Net earnings                                     7.0             7.0             6.9           34.8           33.1

FISCAL 1999 COMPARED WITH FISCAL 1998

In fiscal 1999, the Company expanded store space by 27.7%, from 7,688,000 square feet at fiscal year end 1998 to 9,815,000 square feet at fiscal year end 1999. The 2,127,000 square feet increase was the result of opening 55 new superstores and expanding four existing stores.

Net sales in fiscal 1999 increased $480.8 million to $1.878 billion, representing an increase of 34.4% over the $1.397 billion net sales in fiscal 1998. Approximately 75% of the increase was attributable to new store net sales and the balance to an increase in comparable store net sales.

Approximately 55% and 45% of net sales in fiscal 1999 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimates that bed linens accounted for approximately 21% of net sales during fiscal 1999 and fiscal 1998. No other individual product category accounted for 10% or more of net sales during either fiscal year.

Gross profit in fiscal 1999 was $766.9 million or 40.8% of net sales, compared with $576.1 million or 41.2% of net sales a year ago. The decrease in gross profit as a percentage of net sales was primarily attributable to a different mix of sales during fiscal 1999 compared to the mix of sales during the prior year, as well as a continued emphasis on providing value pricing to the customer.

The percentage increase in comparable store net sales was 9.2% in fiscal 1999 compared with 7.6% in fiscal 1998. The increase in comparable store net sales relative to the prior year reflects a number of factors including the continued consumer acceptance of the Company's merchandise offerings, the continued emphasis on providing value pricing to the customer, a strong focus on customer service and the generally favorable retailing environment.

Selling, general and administrative expenses ("SG&A") were $557.5 million or 29.7% of net sales in fiscal 1999 compared to $418.1 million or 29.9% of net sales in fiscal 1998. The decrease in SG&A as a percentage of net sales primarily reflects a relative decrease in payroll and payroll related items and a relative decrease in occupancy costs. Expenses associated with new or expanded stores are charged to earnings as incurred.

The difference between the increase in earnings before provision for income taxes of 33.2% from fiscal 1998 to fiscal 1999 compared to the year to year increase in operating profit of 32.5% was attributable to interest income.

FISCAL 1998 COMPARED WITH FISCAL 1997

In fiscal 1998, the Company expanded store space by 33.3%, from 5,767,000 square feet at fiscal year end 1997 to 7,688,000 square feet at fiscal year end 1998. The 1,921,000 square feet increase was the result of opening 45 new superstores and expanding three existing stores.

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

Gross profit in fiscal 1998 was $576.1 million or 41.2% of net sales, compared with $441.0 million or 41.3% of net sales in fiscal 1997. The decrease in gross profit as a percentage of net sales was primarily attributable to a different mix of sales during fiscal 1998 compared to the mix of sales during fiscal 1997 and an increase in coupons redeemed associated with the Company's marketing program.

The percentage increase in comparable store net sales was 7.6% in fiscal 1998 compared with 6.4% in fiscal 1997. The increase in comparable store net sales relative to fiscal 1997 reflected a number of factors, including the continued consumer acceptance of the Company's merchandise offerings, a strong focus on customer service and the generally favorable retailing environment.

SG&A was $418.1 million or 29.9% of net sales in fiscal 1998 compared to $322.1 million or 30.2% of net sales in fiscal 1997. The decrease in SG&A as a percentage of net sales primarily reflected a relative decrease in payroll and payroll related items, which were partially offset by an increase in occupancy costs. Expenses associated with new or expanded stores were charged to earnings as incurred.

Operating profit was $158.1 million in fiscal 1998, an increase of $39.1 million or 32.9% from fiscal 1997, reflecting primarily the increase in net sales which was partially offset by increases in cost of sales and SG&A.

The difference between the increase in earnings before provision for income taxes of 33.1% from fiscal 1997 to fiscal 1998 compared to the year to year increase in operating profit of 32.9% was attributable to interest income.

EXPANSION PROGRAM

The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets and the expansion or replacement of existing stores with larger stores. In the eight year period from the beginning of fiscal 1992 to the end of fiscal 1999, the chain has grown from 34 stores to 241 stores. Total square footage grew from 917,000 square feet at the beginning of fiscal 1992 to 9,815,000 square feet at the end of fiscal 1999.

The Company intends to continue its expansion program and currently anticipates that in fiscal 2000 it will open at least 60 new stores (see details under "Liquidity and Capital Resources" below). The Company believes that a predominant portion of any increase in its net sales in fiscal 2000 will continue to be attributable to new store net sales. Accordingly, the continued growth of the Company is dependent, in large part, upon the Company's ability to execute its expansion program successfully, of which there can be no assurance.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been able to finance both its normal operations and its expansion program principally through internally generated funds during the preceding five years. For the foreseeable future, the Company intends to retain all earnings for use in the operation and expansion of its business.

The Company's merchandise inventory has grown from $270.4 million at the end of fiscal 1997, to $360.3 million at the end of fiscal 1998 and to $470.4 million at the end of fiscal 1999. The increases in inventory between the fiscal years were primarily attributable to the addition of new store space.

The Company's working capital increased from $188.3 million at the end of fiscal 1997, to $267.6 million at the end of fiscal 1998, and to $360.6 million at the end of fiscal 1999. The increases between the fiscal years were primarily the result of increases in merchandise inventories and cash and cash equivalents, which were partially offset by increases in accounts payable and accrued expenses and other current liabilities.

The Company's expansion program requires the Company to make capital expenditures for furniture and fixtures, leasehold improvements and computer equipment on an ongoing basis. The Company's total capital expenditures were $90.1 million, $62.3 million and $41.3 million during fiscal 1999, 1998 and 1997, respectively.

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

The Company did not borrow under the Credit Agreement during fiscal 1999 or fiscal 1998. The Company believes that during fiscal 2000 internally generated funds will be sufficient to fund both its normal operations and its expansion program.

As of March 24, 2000, the Company has leased sites for 50 new superstores planned for opening in fiscal 2000, including two new stores already opened in Montgomeryville, Pennsylvania and Providence, Rhode Island.

Approximate aggregate costs for the 50 leased stores are estimated at $83.1 million for merchandise inventories, $48.6 million for furniture and fixtures and leasehold improvements and $14.1 million for preopening expenses (which will be expensed as incurred). In addition to the 50 locations already leased, the Company expects to open at least ten additional locations during fiscal
2000. The costs that the Company is expected to incur in connection with the anticipated opening of other superstores for which sites have not yet been leased cannot presently be determined.

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

                           CONSOLIDATED BALANCE SHEETS
                     BED BATH & BEYOND INC. AND SUBSIDIARIES

                      (in thousands, except per share data)

                                                                  FEBRUARY 26,      FEBRUARY 27,
                                                                      2000              1999
                                                                      ----              ----
ASSETS
Current assets:
    Cash and cash equivalents                                       $144,031          $ 90,396
    Merchandise inventories                                          470,433           360,337
    Prepaid expenses and other current assets                         32,904            22,529
                                                                    --------          --------
        Total current assets                                         647,368           473,262
                                                                    --------          --------
Property and equipment, net                                          208,911           150,438
Other assets                                                           9,521             9,448
                                                                    --------          --------
                                                                    $865,800          $633,148
                                                                    ========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                $145,114          $ 99,370
    Accrued expenses and other current liabilities                   108,079            89,725
    Income taxes payable                                              33,590            16,610
                                                                    --------          --------
        Total current liabilities                                    286,783           205,705
                                                                    --------          --------

Deferred rent                                                         19,972            16,356
                                                                    --------          --------

        Total liabilities                                            306,755           222,061
                                                                    --------          --------

Commitments and contingencies (notes 3, 6 and 8)

Shareholders' equity:
    Preferred stock  - $0.01 par value; authorized - 1,000
            shares; no shares issued or outstanding                      ---               ---
    Common stock  - $0.01 par value; authorized -
            350,000 shares; issued and outstanding -
            February 26, 2000, 140,406 shares and
            February 27, 1999, 139,418 shares                          1,404             1,394
    Additional paid-in capital                                        96,398            79,679
    Retained earnings                                                461,243           330,014
                                                                    --------          --------
        Total shareholders' equity                                   559,045           411,087
                                                                    --------          --------
                                                                    $865,800          $633,148
                                                                    ========          ========

          See accompanying Notes to Consolidated Financial Statements.

                       CONSOLIDATED STATEMENTS OF EARNINGS
                     BED BATH & BEYOND INC. AND SUBSIDIARIES

                      (in thousands, except per share data)

                                                                                       FISCAL YEAR ENDED
                                                                      ----------------------------------------------------
                                                                      FEBRUARY 26,        FEBRUARY 27,        FEBRUARY 28,
                                                                          2000                1999                1998
                                                                          ----                ----                ----
Net sales                                                              $1,877,966          $1,397,197          $1,066,612
Cost of sales, including buying, occupancy and indirect costs           1,111,110             821,072             625,596
                                                                       ----------          ----------          ----------
          Gross profit                                                    766,856             576,125             441,016

Selling, general and administrative expenses                              557,516             418,073             322,102
                                                                       ----------          ----------          ----------
          Operating profit                                                209,340             158,052             118,914

Interest income                                                             5,790               3,517               2,484
                                                                       ----------          ----------          ----------
          Earnings before provision for income taxes                      215,130             161,569             121,398

Provision for income taxes                                                 83,901              64,223              48,256
                                                                       ----------          ----------          ----------
          Net earnings                                                 $  131,229          $   97,346          $   73,142
                                                                       ==========          ==========          ==========
Net earnings per share - Basic                                         $      .94          $      .70          $      .53
Net earnings per share - Diluted                                       $      .91          $      .68          $      .51

Weighted average shares outstanding - Basic                               139,965             138,842             137,665
Weighted average shares outstanding - Diluted                             144,117             143,236             142,362



          See accompanying Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     BED BATH & BEYOND INC. AND SUBSIDIARIES

                                                        COMMON STOCK                ADDITIONAL
                                                  -------------------------           PAID-IN          RETAINED
                                                   SHARES           AMOUNT            CAPITAL          EARNINGS           TOTAL
                                                   ------           ------            -------          --------           -----
(in thousands)

Balance at March 1, 1997                          137,206          $  1,372          $ 53,463          $159,526          $214,361

Net earnings                                                                                             73,142            73,142

Shares sold under employee stock option
    plans                                             882                 9             7,885                               7,894

                                                  -------------------------------------------------------------------------------
Balance at February 28, 1998                      138,088             1,381            61,348           232,668           295,397

Net earnings                                                                                             97,346            97,346

Shares sold under employee stock option
    plans                                           1,330                13            18,331                              18,344

                                                  -------------------------------------------------------------------------------
Balance at February 27, 1999                      139,418             1,394            79,679           330,014           411,087

Net earnings                                                                                            131,229           131,229

Shares sold under employee stock option
    plans                                             988                10            16,719                              16,729

                                                  -------------------------------------------------------------------------------
BALANCE AT FEBRUARY 26, 2000                      140,406          $  1,404          $ 96,398          $461,243          $559,045


          See accompanying Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     BED BATH & BEYOND INC. AND SUBSIDIARIES


                                                                                 FISCAL YEAR ENDED
                                                                ----------------------------------------------------
(in thousands)                                                  FEBRUARY 26,        FEBRUARY 27,        FEBRUARY 28,
                                                                    2000               1999                1998
                                                                    ----               ----                ----
Cash Flows from Operating Activities:
  Net earnings                                                   $ 131,229           $  97,346           $  73,142
  Adjustments to reconcile net earnings to net
     cash provided by operating activities:
     Depreciation and amortization                                  31,625              23,217              18,238
     Tax benefit from exercise of stock options                      8,932              11,546               4,438
     Deferred income taxes                                          (8,197)             (5,166)             (6,345)
     (Increase) decrease in assets:
         Merchandise inventories                                  (110,096)            (89,980)            (83,172)
         Prepaid expenses and other current assets                  (2,347)             (2,223)               (718)
         Other assets                                                   96              (1,276)               (606)
     Increase in liabilities:
         Accounts payable                                           45,744              34,652              16,897
         Accrued expenses and other current liabilities             18,354              16,115              25,687
         Income taxes payable                                       16,980               4,595               1,883
         Deferred rent                                               3,616               3,766               2,902
                                                                 ---------           ---------           ---------

     Net cash provided by operating activities                     135,936              92,592              52,346
                                                                 ---------           ---------           ---------
Cash Flows from Investing Activities:
     Capital expenditures                                          (90,098)            (62,274)            (41,287)
                                                                 ---------           ---------           ---------

     Net cash used in investing activities                         (90,098)            (62,274)            (41,287)
                                                                 ---------           ---------           ---------
Cash Flows from Financing Activities:
     Proceeds from exercise of stock options                         7,797               6,798               3,456
                                                                 ---------           ---------           ---------

     Net cash provided by financing activities                       7,797               6,798               3,456
                                                                 ---------           ---------           ---------

     Net increase in cash and cash equivalents                      53,635              37,116              14,515
Cash and cash equivalents:
     Beginning of period                                            90,396              53,280              38,765
                                                                 ---------           ---------           ---------

     End of period                                               $ 144,031           $  90,396           $  53,280
                                                                 =========           =========           =========


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

C.  Fiscal Year

The Company's fiscal year is comprised of the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, fiscal 1999, 1998 and 1997 represented 52 weeks and ended on February 26, 2000, February 27, 1999 and February 28, 1998, respectively.

D.  Earnings Per Share and Stock-Based Compensation

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which requires a dual presentation of earnings per share - basic and diluted. Basic earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding including the dilutive effect of stock options.

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

G.  Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets (three to ten years for furniture, fixtures and equipment and three to five years for computer equipment). Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the life of the lease.

The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $24.2 million, $17.3 million and $12.2 million for fiscal 1999, 1998 and 1997, respectively.

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

J.  Revenue Recognition

The Company recognizes revenue at the time of sale of merchandise to its customers.

K.  Preopening Expenses

Expenses associated with new or expanded stores are charged to earnings as incurred.

L.  Advertising Costs

Expenses associated with store advertising are charged to earnings as incurred.

M.  Income Taxes

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

N.  Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts payable and accrued expenses and other current liabilities. The book value of cash and cash equivalents, accounts payable and accrued expenses and other current liabilities are representative of their fair values due to the short-term maturity of these instruments.

O.  Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets for impairment. When changes in circumstances warrant measurement, impairment losses for store fixed assets are calculated by comparing the present value of projected individual store cash flows over the lease terms to the asset carrying values. The Company does not believe that any material impairment currently exists related to its long-lived assets.

P.  Use of Estimates

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

Q.  Reclassifications

Certain reclassifications have been made to the fiscal 1998 and 1997 consolidated financial statements to conform to the fiscal 1999 consolidated financial statement presentation.

2.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                  FEBRUARY 26,                FEBRUARY 27,
(in thousands)                                        2000                        1999
                                                      ----                        ----
Furniture, fixtures and equipment                  $ 162,061                   $ 119,754
Leasehold improvements                               114,549                      84,467
Computer equipment                                    44,143                      26,434
                                                  ----------                  ----------
                                                     320,753                     230,655
Less: Accumulated depreciation
         and amortization                           (111,842)                    (80,217)
                                                  -----------                ------------
                                                   $ 208,911                   $ 150,438
                                                   =========                   =========

3.  CREDIT AGREEMENT

Under the Company's revolving Credit Agreement (the "Credit Agreement") concluded in November 1994, and as subsequently amended, the Company may borrow up to $45.0 million for loans and letters of credit. The Credit Agreement matures in October 2001. Interest on all borrowing is determined based upon several alternative rates as stipulated in the Credit Agreement.

The Credit Agreement contains certain covenants which, among other things, place limitations on payment of dividends, capital expenditures and certain expenses. Additionally, there are restrictions on additional borrowings and a requirement that the Company maintain certain financial ratios. The Company does not believe that any of these covenants have materially affected its business. Under the terms of these covenants, approximately $65.6 million was available for the payment of dividends at February 26, 2000.

The Company did not borrow under the Credit Agreement during fiscal 1999 or fiscal 1998. As of February 26, 2000 and February 27, 1999, there were approximately $5.3 million and $1.7 million in outstanding letters of credit, respectively.

4.  PROVISION FOR INCOME TAXES

    The components of the provision for income taxes are as follows:

                                                            FISCAL YEARS
                                                 -----------------------------------
        (in thousands)                           1999           1998            1997
                                                 ----           ----            ----

        Current:
           Federal                           $ 82,652         $ 61,098        $ 44,981
           State and local                      9,446            8,291           9,620
                                             --------         --------        --------
                                               92,098           69,389          54,601
                                             --------         --------        --------
        Deferred:
           Federal                             (7,356)          (4,549)         (5,587)
           State and local                       (841)            (617)           (758)
                                             --------         --------        --------
                                               (8,197)          (5,166)         (6,345)
                                             --------         --------        --------

                                             $ 83,901         $ 64,223        $ 48,256
                                             ========         ========        ========

Included in prepaid expenses and other current assets and in other assets are deferred income taxes which reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets consist of the following:

                                       FEBRUARY 26,                FEBRUARY 27,
(in thousands)                            2000                         1999
                                          ----                         ----

        Deferred rent                   $  7,789                     $  6,502
        Inventories                       11,332                        7,489
        Other, net                        10,177                        7,110
                                          ------                        -----
                                        $ 29,298                     $ 21,101
                                        ========                     ========

For fiscal 1999, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00% and the State income tax rate, net of Federal benefit, of 4.00%. For fiscal 1998 and 1997, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00% and the State income tax rate, net of Federal benefit, of 4.75%.

5.  TRANSACTIONS AND BALANCES WITH RELATED PARTIES

A. The Company has an interest in certain life insurance policies on the lives of its Co-Chairmen. The beneficiaries of these policies are related to the aforementioned individuals. The Company's interest in these policies is equivalent to the net premiums paid by the Company. At February 26, 2000 and February 27, 1999, other assets include $4.0 million and $3.4 million, respectively, representing the Company's interest in the life insurance policies.

B. The Company obtains certain payroll services from a related party. The Company paid fees for such services of $557,000, $424,000 and $308,000 for fiscal years 1999, 1998 and 1997, respectively.

C. The Company made charitable contributions to the Mitzi and Warren Eisenberg Family Foundation, Inc. (the "Eisenberg Foundation") and the Feinstein Family Foundation, Inc. (the "Feinstein Foundation") in the aggregate amounts of $488,000, $390,000 and $300,000 for fiscal 1999, 1998 and 1997, respectively.
The Eisenberg Foundation and the Feinstein Foundation are each not-for-profit corporations of which Messrs. Eisenberg and Feinstein, the Co-Chairmen of the Company, and their family members are the trustees and officers.

6.  LEASES

The Company leases retail stores, as well as warehouses, office facilities and equipment, under agreements expiring at various dates through 2021. Certain leases provide for contingent rents (which are based upon store sales exceeding stipulated amounts and are immaterial in fiscal 1999, 1998 and 1997), scheduled rent increases and renewal options generally ranging from five to fifteen years. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

As of February 26, 2000, future minimum lease payments under noncancelable operating leases are as follows:

                 FISCAL YEAR        (in thousands)         AMOUNTS
                 -----------                               -------
                   2000                                    131,339
                   2001                                    135,785
                   2002                                    134,717
                   2003                                    131,887
                   2004                                    127,657
                   Thereafter                              835,310
                                                        ----------

                   Total minimum lease payments         $1,496,695
                                                        ==========

As of March 24, 2000, the Company had executed leases for 50 stores planned for opening in fiscal 2000.

Expenses for all operating leases were $113.3 million, $89.5 million and $70.2 million for fiscal 1999, 1998 and 1997, respectively.

7.  EMPLOYEE BENEFIT PLAN

The Company has a defined contribution 401(k) savings plan (the "Plan") covering all eligible employees. Participants may defer between 1% and 15% of annual pre-tax compensation subject to statutory limitations. The Company has an option to contribute an amount as determined by the Board of Directors. In addition, each participant may elect to make voluntary, non-tax deductible contributions in excess of the pre-tax compensation limit up to 15% of compensation. As of February 26, 2000, the Company has made no contributions to the Plan.

8.  COMMITMENTS AND CONTINGENCIES

Under terms of employment agreements with its Co-Chairmen extending through June 2002, the Company is required to pay each a base salary (which may be increased by the Board of Directors) of $750,000 per annum. The agreements also provide for other terms and conditions of employment, including termination payments.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

9.  SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid income taxes of $67.2 million, $53.5 million and $48.5 million in fiscal 1999, 1998, and 1997, respectively.

10. STOCK OPTION PLANS

Under its 1998 Stock Option Plan, its 1996 Stock Option Plan and its Amended 1992 Stock Option Plan, (the "Stock Option Plans"), the Company may grant options to purchase not more than an aggregate of 6.0 million, 4.0 million and
11.2 million shares of common stock, respectively, subject to adjustment under certain circumstances. The options under the Stock Option Plans may be either non-qualified or incentive stock options within the meaning of the Internal Revenue Code of 1986. Options have been granted at market value and are exercisable in five equal annual installments beginning one to three years after the date of grant and expire ten years from the date of grant.

The following table summarizes stock option transactions:

                                                    NUMBER OF           WEIGHTED-AVERAGE
                                                     SHARES              EXERCISE PRICE
                                                     ------              --------------
        Outstanding at March 1, 1997               7,496,080               $  5.93

        Options granted                            4,349,800                 14.71
        Options exercised                           (881,902)                 3.91
        Options canceled                            (359,080)                 8.73
                                                 -----------

        Outstanding at February 28, 1998          10,604,898                  9.61

        Options granted                            2,770,200                 23.54
        Options exercised                         (1,330,149)                 5.10
        Options canceled                            (308,680)                12.20
                                                 ------------

        Outstanding at February 27, 1999          11,736,269                 13.34

        Options granted                            2,766,950                 30.97
        Options exercised                           (987,687)                 7.88
        Options canceled                            (403,532)                19.34
                                                 ------------

        OUTSTANDING AT FEBRUARY 26, 2000          13,112,000                $17.29
                                                  ==========                ======

        Options exercisable:
               At February 28, 1998                2,211,538               $  4.64
               At February 27, 1999                2,538,809               $  7.67
               AT FEBRUARY 26, 2000                3,620,090               $  9.61

The stock option committees appointed pursuant to the Stock Option Plans determine the number of shares and the option price per share for all options issued under the Stock Option Plans.

The following tables summarize information pertaining to stock options outstanding and exercisable at February 26, 2000:

                                       OPTIONS OUTSTANDING
        ---------------------------------------------------------------------------------

                                                   WEIGHTED-AVERAGE
            RANGE OF               NUMBER             REMAINING          WEIGHTED-AVERAGE
        EXERCISE PRICES          OUTSTANDING       CONTRACTUAL LIFE       EXERCISE PRICE
        ---------------------------------------------------------------------------------
        $  2.13 to  4.73          2,008,270              4.09                $  4.20
           5.67 to 12.23          1,996,267              5.62                   8.74
          12.38 to 16.22          3,642,933              7.36                  14.61
          16.73 to 23.66          2,521,280              8.24                  22.87
          23.87 to 37.50          2,943,250              9.32                  30.44
                                  ---------
        $  2.13 TO 37.50         13,112,000              7.21                $ 17.29
                                 ==========

                                       OPTIONS EXERCISABLE
        ---------------------------------------------------------------------------------

           RANGE OF                         NUMBER                       WEIGHTED-AVERAGE
        EXERCISE PRICES                   EXERCISABLE                     EXERCISE PRICE
        ---------------------------------------------------------------------------------
        $  2.13 to  4.73                   1,212,050                         $  3.96
           5.67 to 12.23                   1,104,427                            7.57
          12.38 to 16.22                   1,046,973                           15.27
          16.73 to 23.66                     214,200                           21.16
          23.87 to 37.50                      42,440                           26.03
                                           ---------
        $  2.13 TO 37.50                   3,620,090                         $  9.61
                                           =========

The Company applies APB No. 25 and related interpretations in accounting for its Stock Option Plans. Accordingly, no compensation cost has been recognized in connection with the Stock Options Plans. Set forth below are the Company's net earnings and net earnings per share "as reported", and as if compensation cost had been recognized in accordance with the fair value provisions of SFAS No. 123:

                                                                   FISCAL YEARS
                                               ---------------------------------------------------
(in thousands, except per share data)             1999                 1998                1997
                                               -----------          ----------          ----------
NET EARNINGS:
        As reported                            $   131,229          $   97,346          $   73,142
        Pro forma                              $   119,158          $   89,519          $   69,257

NET EARNINGS PER SHARE:
Basic:
        As reported                            $      0.94          $     0.70          $     0.53
        Pro forma                              $      0.85          $     0.64          $     0.50
Diluted:
        As reported                            $      0.91          $     0.68          $     0.51
        Pro forma                              $      0.83          $     0.62          $     0.49

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants for fiscal 1999, 1998 and 1997, respectively: dividend yield of 0% for all years; expected volatility of 42% for all years; risk free interest rates of 5.95%, 5.58% and 6.36%; and expected lives of seven years for 1999 and six years for 1998 and 1997. The weighted-average fair value of options granted during the year is $16.67, $12.12 and $7.58 for fiscal 1999, 1998 and 1997, respectively.

11.  SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                                                             FISCAL 1999 QUARTER ENDED
                                                             -------------------------
                                                MAY 29,      AUGUST 28,    NOVEMBER 27,   FEBRUARY 26,
(in thousands, except per share data)            1999           1999           1999           2000
                                                 ----           ----           ----           ----
Net sales                                      $359,372       $457,586       $486,457       $574,551
Gross profit                                    146,214        185,570        196,784        238,288
Operating profit                                 28,015         53,580         50,607         77,138
Earnings before provision
 for income taxes                                29,317         54,503         51,978         79,332
Provision for income taxes                       11,434         21,256         20,271         30,940
Net earnings                                   $ 17,883       $ 33,247       $ 31,707       $ 48,392
EPS - Basic (1)                                $    .13       $    .24       $    .23       $    .34
EPS - Diluted (1)                              $    .12       $    .23       $    .22       $    .34

                                                             FISCAL 1998 QUARTER ENDED
                                                             -------------------------
                                                MAY 30,      AUGUST 29,    NOVEMBER 28,   FEBRUARY 27,
(in thousands, except per share data)            1998           1998           1998           1999
                                                 ----           ----           ----           ----
Net sales                                      $269,571       $344,946       $363,431       $419,249
Gross profit                                    110,179        141,943        148,473        175,530
Operating profit                                 20,744         41,760         40,154         55,394
Earnings before provision
 for income taxes                                21,561         42,331         40,915         56,762
Provision for income taxes                        8,750         16,827         16,264         22,562
Net earnings                                   $ 12,991       $ 25,504       $ 24,651       $ 34,200
EPS - Basic (1)                                $    .09       $    .18       $    .18       $    .25
EPS - Diluted (1)                              $    .09       $    .18       $    .17       $    .24


(1) Net earnings per share ("EPS") amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Bed Bath & Beyond Inc.:

We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of February 26, 2000 and February 27, 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended February 26, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of February 26, 2000 and February 27, 1999, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 26, 2000 in conformity with generally accepted accounting principles.


/s/  KPMG LLP
New York, New York
March 24, 2000

DIRECTORS AND OFFICERS

DIRECTORS

Warren Eisenberg
Co-Chairman and Co-Chief Executive
Officer of Bed Bath & Beyond Inc.

Leonard Feinstein
Co-Chairman and Co-Chief Executive
Officer of Bed Bath & Beyond Inc.

Steven H. Temares
President and Chief Operating
Officer of Bed Bath & Beyond Inc.

Klaus Eppler
Partner, Proskauer Rose LLP,
New York, New York

Robert S. Kaplan
Managing Director, Goldman, Sachs & Co.,
New York, New York

Robert J. Swartz
Vice President, Alco Capital Group, Inc.,
New York, New York

OFFICERS

Warren Eisenberg
Co-Chairman and Co-Chief Executive Officer

Leonard Feinstein
Co-Chairman and Co-Chief Executive Officer

Steven H. Temares
President and Chief Operating Officer

Ronald Curwin
Chief Financial Officer and Treasurer

Arthur Stark
Chief Merchandising Officer and Senior Vice President

Matthew Fiorilli
Senior Vice President - Stores

Jane F. Gilmartin
Vice President and General Merchandising Manager

Lief Todd Johnson
Vice President and General Merchandising Manager

P. Timothy Brewster
Vice President of Stores - N.Y.C. Region

Martin Eisenberg
Vice President of Stores - Northeast Region

Edward Kopil
Vice President of Stores - Southern Region

Martin Lynch
Vice President of Stores - Midwest and Western Region

William Onksen
Vice President of Stores - MidAtlantic Region

Eugene A. Castagna
Vice President - Controller

Michael Honeyman
Vice President - Corporate Administration and Operations

Philip Kornbluh
Vice President - Visual Merchandising

Richard C. McMahon
Vice President and Chief Information Officer

Stephen J. Murray
Vice President - Information Technology

Christine R. Pirog
Vice President - Store Operations

Allan N. Rauch
Vice President - Legal and General Counsel

Jonathan Rothstein
Vice President - Product Development

G. William Waltzinger, Jr.
Vice President - E-Service

CORPORATE DATA

Corporate Office
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey  07083
Telephone: 908/688-0888

Shareholder Information

The Company's 1999 Annual Report on Form 10-K (excluding exhibits) may be obtained, without charge, by writing to the Investor Relations Department at the Corporate Office, or by fax (908/810-8813).

Stock Listing

The Common Stock of Bed Bath & Beyond Inc. trades on the NASDAQ National Market under the symbol BBBY.

Stock Activity

The following table sets forth by fiscal quarter the high and low reported sales prices of the Company's Common Stock on the NASDAQ National Market during fiscal 1998 and fiscal 1999:

-------------------------------------------------
QUARTER               HIGH            LOW
Fiscal 1998
  First            $ 27  3/4      $ 20
  Second             28 31/32       18  1/4
  Third              32  3/16       17  1/8
  Fourth             35  3/16       27  1/2

Fiscal 1999
  First            $ 39  3/8      $ 29  1/8
  Second             38 15/16       25  1/2
  Third              37             27  3/8
  Fourth             36             22  7/16

At March 24, 2000, there were approximately 650 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

Transfer Agent

The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York  10005
Telephone:  800/937-5449

Independent Auditors
KPMG LLP
345 Park Avenue
New York, New York  10154

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m. Thursday, June 29, 2000, at the Headquarters Plaza Hotel, Three Headquarters Plaza, Morristown, New Jersey.