Form 10-K, Exhibit 13
period 2001-03-03
BED BATH & BEYOND INC
filed 2001-05-31
CIK 886158

                      BED BATH & BEYOND ANNUAL REPORT 2000


SELECTED FINANCIAL DATA

                                                                 FISCAL YEAR ENDED (1)
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share             March 3,      February 26,    February 27,     February 28,      March 1,   February 25,
and selected operating data)                 2001            2000             1999             1998            1997        1996
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
Net sales (2)                            $ 2,396,655     $ 1,857,505     $ 1,382,345     $ 1,057,135     $   816,912    $   597,352
Gross profit (2)                             986,459         766,801         576,125         441,016         341,168        250,036
Operating profit                             272,838         209,340         158,052         118,914          90,607         67,585
Net earnings                                 171,922         131,229          97,346          73,142          55,015         39,459
Net earnings per share -
   Diluted (3)                           $       .59     $       .46     $       .34     $       .26     $       .20    $       .14

SELECTED OPERATING DATA:
Number of stores open (at period end)            311             241             186             141             108             80
Total square feet of store space
   (at period end)                        12,204,000       9,815,000       7,688,000       5,767,000       4,347,000      3,214,000
Percentage increase in comparable
   store net sales                               5.0%            9.2%            7.6%            6.4%            6.1%           3.8%

BALANCE SHEET DATA (AT PERIOD END):
Working capital                          $   532,524     $   360,585     $   267,557     $   188,293     $   127,333    $    91,331
Total assets                               1,195,725         865,800         633,148         458,330         329,925        235,810
Long-term debt                                  --              --              --              --              --            5,000
Shareholders' equity                     $   817,018     $   559,045     $   411,087     $   295,397     $   214,361    $   151,446


                              FISCAL YEAR ENDED (1)
-------------------------------------------------------------------------------------

(in thousands, except per share           February 26,   February 27,     February 28,
and selected operating data)                  1995           1994            1993
-------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
Net sales (2)                            $   437,807     $   304,571     $   216,411
Gross profit (2)                             183,819         127,972          90,528
Operating profit                              51,685          36,906          26,660
Net earnings                                  30,013          21,887          15,960
Net earnings per share -
   Diluted (3)                           $       .11     $       .08     $       .06

SELECTED OPERATING DATA:
Number of stores open (at period end)             61              45              38
Total square feet of store space
   (at period end)                         2,339,000       1,512,000       1,128,000
Percentage increase in comparable
   store net sales                              12.0%           10.6%            7.2%

BALANCE SHEET DATA (AT PERIOD END):
Working capital                          $    74,390     $    56,001     $    34,842
Total assets                                 176,678         121,468          76,654
Long-term debt                                16,800          13,300            --
Shareholders' equity                     $   108,939     $    77,305     $    54,643



(1) Each fiscal year represents 52 weeks, except for fiscal 2000 (ended March 3, 2001) which represents 53 weeks and fiscal 1996 which represents 52 weeks and 6 days.

(2) Certain reclassifications have been made to selected financial data from prior years to conform to the fiscal 2000 presentation.

(3) Net earnings per share amounts have been adjusted for two-for-one stock splits of the Company's common stock (each of which was effected in the form of a 100% stock dividend), which were distributed in fiscal 2000, 1998, 1996 and 1993. The Company has not declared any cash dividends in any of the fiscal years noted above.

                      BED BATH & BEYOND ANNUAL REPORT 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated (i) selected statement of earnings data of the Company expressed as a percentage of net sales and (ii) the percentage change from the prior year in selected statement of earnings data:

                                                                                Fiscal Year Ended
                                                      -----------------------------------------------------------------------
                                                                     Percentage                        Percentage Change
                                                                    of Net Sales                         from Prior Year
-----------------------------------------------------------------------------------------------------------------------------
                                                      March 3,      February 26,   February 27,     March 3,     February 26,
                                                        2001            2000           1999            2001          2000
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                              100.0%          100.0%         100.0%          29.0%          34.4%
Cost of sales, including buying,
   occupancy and indirect costs                         58.8            58.7           58.3           29.3           35.3
Gross profit                                            41.2            41.3           41.7           28.6           33.1
Selling, general and administrative expenses            29.8            30.0           30.2           28.0           33.3
Operating profit                                        11.4            11.3           11.4           30.3           32.5
Earnings before provision for income taxes              11.8            11.6           11.7           31.0           33.2
Net earnings                                             7.2             7.1            7.0           31.0           34.8

FISCAL 2000 COMPARED WITH FISCAL 1999

In fiscal 2000 (53 weeks), the Company expanded store space by 24.3%, from 9,815,000 square feet at fiscal year end 1999 (52 weeks) to 12,204,000 square feet at fiscal year end 2000. The 2,389,000 square feet increase was the result of opening 70 new superstores and expanding two existing stores.

Net sales in fiscal 2000 increased $539.2 million to $2.397 billion, representing an increase of 29.0% over the $1.858 billion net sales in fiscal 1999 (see Recent Accounting Pronouncements). Approximately 83% of the increase was attributable to new store net sales and the balance to an increase in comparable store net sales.

Approximately 55% and 45% of net sales in fiscal 2000 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimates that bed linens accounted for approximately 21% of net sales during both fiscal 2000 and fiscal 1999. No other individual product category accounted for 10% or more of net sales during either fiscal year.

Gross profit in fiscal 2000 was $986.5 million or 41.2% of net sales, compared with $766.8 million or 41.3% of net sales a year ago.

The percentage increase in comparable store net sales was 5.0% in fiscal 2000 compared with 9.2% in fiscal 1999. The fiscal 2000 increase in comparable store net sales primarily reflects a strong focus on customer service.

Selling, general and administrative expenses ("SG&A") were $713.6 million or 29.8% of net sales in fiscal 2000 compared to $557.5 million or 30.0% of net sales in fiscal 1999. The decrease in SG&A as a percentage of net sales primarily reflects a decrease in occupancy costs and costs associated with new store openings, partially offset by an increase in payroll and payroll related items. Preopening expenses associated with new or expanded stores are charged to earnings as incurred.

The difference between the increase in earnings before provision for income taxes of 31.0% from fiscal 1999 to fiscal 2000 compared to the year to year increase in operating profit of 30.3% was attributable to interest income.

FISCAL 1999 COMPARED WITH FISCAL 1998

In fiscal 1999, the Company expanded store space by 27.7%, from 7,688,000 square feet at fiscal year end 1998 to 9,815,000 square feet at fiscal year end 1999. The 2,127,000 square feet increase was the result of opening 55 new superstores and expanding four existing stores.

Net sales in fiscal 1999 increased $475.2 million to $1.858 billion, representing an increase of 34.4% over the $1.382 billion net sales in fiscal 1998. Approximately 75% of the increase was attributable to new store net sales and the balance to an increase in comparable store net sales.

                      BED BATH & BEYOND ANNUAL REPORT 2000

Approximately 55% and 45% of net sales in fiscal 1999 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimates that bed linens accounted for approximately 21% of net sales during both fiscal 1999 and fiscal 1998. No other individual product category accounted for 10% or more of net sales during either fiscal year.

Gross profit in fiscal 1999 was $766.8 million or 41.3% of net sales, compared with $576.1 million or 41.7% of net sales in fiscal 1998. The decrease in gross profit as a percentage of net sales was primarily attributable to a different mix of sales during fiscal 1999 compared to the mix of sales during fiscal 1998, as well as a continued emphasis on providing value pricing to the customer.

The percentage increase in comparable store net sales was 9.2% in fiscal 1999 compared with 7.6% in fiscal 1998. The increase in comparable store net sales relative to fiscal 1998 reflected a number of factors, including the continued consumer acceptance of the Company's merchandise offerings, the continued emphasis on providing value pricing to the customer, a strong focus on customer service and the generally favorable retailing environment.

SG&A was $557.5 million or 30.0% of net sales in fiscal 1999 compared to $418.1 million or 30.2% of net sales in fiscal 1998. The decrease in SG&A as a percentage of net sales primarily reflected a decrease in payroll and payroll related items and occupancy costs. Preopening expenses associated with new or expanded stores were charged to earnings as incurred.

The difference between the increase in earnings before provision for income taxes of 33.2% from fiscal 1998 to fiscal 1999 compared to the year to year increase in operating profit of 32.5% was attributable to interest income.

EXPANSION PROGRAM

The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets and the expansion or replacement of existing stores with larger stores. In the nine year period from the beginning of fiscal 1992 to the end of fiscal 2000, the chain has grown from 34 stores to 311 stores. Total square footage grew from 917,000 square feet at the beginning of fiscal 1992 to 12,204,000 square feet at the end of fiscal 2000.

The Company intends to continue its expansion program and currently anticipates that in fiscal 2001 it will open at least 80 new stores (see details under "Liquidity and Capital Resources" below). The Company believes that a predominant portion of any increase in its net sales in fiscal 2001 will continue to be attributable to new store net sales. Accordingly, the continued growth of the Company is dependent, in large part, upon the Company's ability to execute its expansion program successfully, of which there can be no assurance.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been able to finance both its normal operations and its expansion program principally through internally generated funds during the preceding five years. The Company's merchandise inventory has grown from $360.3 million at the end of fiscal 1998, to $470.4 million at the end of fiscal 1999 and to $606.7 million at the end of fiscal 2000. The increases in inventory between the fiscal years were primarily attributable to the addition of new store space.

The Company's working capital increased from $267.6 million at the end of fiscal 1998, to $360.6 million at the end of fiscal 1999, and to $532.5 million at the end of fiscal 2000. The increases between the fiscal years were primarily the result of increases in merchandise inventories and cash and cash equivalents, which were partially offset by increases in accounts payable and accrued expenses and other current liabilities.

The Company's expansion program requires the Company to make capital expenditures for furniture and fixtures, leasehold improvements and computer equipment on an ongoing basis. The Company's total capital expenditures were $140.4 million, $90.1 million and $62.3 million during fiscal 2000, 1999 and 1998, respectively.

Under the Company's revolving Credit Agreement (the "Credit Agreement") concluded in November 1994, and as subsequently amended, the Company may borrow up to $25.0 million for loans and letters of credit. The Credit Agreement matures in October 2001.

                      BED BATH & BEYOND ANNUAL REPORT 2000

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

The Company did not borrow under the Credit Agreement during fiscal 2000, fiscal 1999 or fiscal 1998. The Company believes that during fiscal 2001, internally generated funds will be sufficient to fund both its normal operations and its expansion program.

As of March 30, 2001, the Company has leased sites for 62 new superstores planned for opening in fiscal 2001, including one new store already opened in Wilkes Barre, Pennsylvania.

Approximate aggregate costs for the 62 leased stores are estimated at $91.8 million for merchandise inventories, $39.3 million for furniture and fixtures and leasehold improvements and $16.5 million for preopening expenses (which will be expensed as incurred). In addition to the 62 locations already leased, the Company expects to open approximately 18 additional locations during fiscal 2001. The costs that the Company is expected to incur in connection with the anticipated opening of other superstores for which sites have not yet been leased cannot presently be determined.

RECENT ACCOUNTING PRONOUNCEMENTS

In the fourth quarter of fiscal 2000, the Company adopted the provisions of the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") Issue No. 00-14, "Accounting for Certain Sales Incentives", which provides that the value of point of sale coupons and rebates that result in a reduction of the price paid by the customer be recorded as a reduction of sales, and that free merchandise incentives be recorded as cost of sales. Prior to adoption, the Company recorded its point of sale coupons and rebates in cost of sales. Upon adoption, the Company has reclassified such sales incentives as a reduction of sales in its consolidated statements of earnings for fiscal 2000, 1999 and 1998. The reclassification had no impact on gross profit, operating profit or net earnings.

In the fourth quarter of fiscal 2000, the Company also adopted the provisions of EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs", which provides that amounts billed to a customer in a sale transaction related to shipping and handling represent revenues. Prior to adoption, the Company recorded such revenues and costs in selling, general and administrative expense. Upon adoption, the Company has reclassified such shipping and handling fees to sales and shipping and handling costs to cost of sales in its consolidated statements of earnings for fiscal 2000, 1999 and 1998. The reclassification had no impact on operating profit or net earnings.

As a result of these reclassifications, previously reported net sales decreased by approximately $20.5 million and $14.9 million and cost of sales decreased by approximately $20.4 million and $14.9 million in fiscal 1999 and fiscal 1998, respectively.

FORWARD LOOKING STATEMENTS

This Annual Report and, in particular, Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Shareholder Letter, contain forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results of operations and future financial condition may differ materially from those expressed in any such forward looking statements as a result of many factors that may be beyond the Company's control. Such factors include, without limitation: general economic conditions, changes in the retailing environment and consumer spending habits, demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; unusual weather patterns; competition from existing and potential competitors; competition from other channels of distribution; pricing pressures; the ability to find suitable locations at reasonable occupancy costs to support the Company's expansion program; the availability of trained qualified management personnel to support the Company's growth; and the cost of labor, merchandise and other costs and expenses.

SEASONALITY

The Company's business exhibits less seasonality than many other retail businesses, although sales levels are generally higher in August, November and December, and generally lower in February and March.

                      BED BATH & BEYOND ANNUAL REPORT 2000

CONSOLIDATED BALANCE SHEETS
Bed Bath & Beyond Inc. and Subsidiaries


                                                             March 3,     February 26,
(in thousands, except per share data)                          2001           2000
--------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                $  239,328    $  144,031
   Merchandise inventories                                     606,704       470,433
   Prepaid expenses and other current assets                    39,681        32,904
--------------------------------------------------------------------------------------
      Total current assets                                     885,713       647,368
--------------------------------------------------------------------------------------
Property and equipment, net                                    302,656       208,911
Other assets                                                     7,356         9,521
--------------------------------------------------------------------------------------
                                                            $1,195,725    $  865,800
======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                         $  192,401    $  145,114
   Accrued expenses and other current liabilities              128,800       108,079
   Income taxes payable                                         31,988        33,590
--------------------------------------------------------------------------------------
      Total current liabilities                                353,189       286,783
--------------------------------------------------------------------------------------
Deferred rent and other liabilities                             25,518        19,972
--------------------------------------------------------------------------------------
      Total liabilities                                        378,707       306,755
--------------------------------------------------------------------------------------

Commitments and contingencies (notes 3, 6 and 8)

Shareholders' equity:
   Preferred stock - $0.01 par value; authorized - 1,000
      shares; no shares issued or outstanding                     --            --
   Common stock - $0.01 par value; authorized -
      350,000 shares; issued and outstanding -
      March 3, 2001, 287,890 shares and
      February 26, 2000, 280,812 shares                          2,879         2,808
   Additional paid - in capital                                180,974        94,994
   Retained earnings                                           633,165       461,243
--------------------------------------------------------------------------------------
      Total shareholders' equity                               817,018       559,045
--------------------------------------------------------------------------------------
                                                            $1,195,725    $  865,800
======================================================================================


See accompanying Notes to Consolidated Financial Statements.

                      BED BATH & BEYOND ANNUAL REPORT 2000

CONSOLIDATED STATEMENTS OF EARNINGS
Bed Bath & Beyond Inc. and Subsidiaries

                                                                             Fiscal Year Ended
----------------------------------------------------------------------------------------------------------
                                                                  March 3,     February 26,   February 27,
(in thousands, except per share data)                               2001          2000           1999
----------------------------------------------------------------------------------------------------------
Net sales                                                        $2,396,655    $1,857,505    $1,382,345
Cost of sales, including buying, occupancy and indirect costs     1,410,196     1,090,704       806,220
----------------------------------------------------------------------------------------------------------
   Gross profit                                                     986,459       766,801       576,125
Selling, general and administrative expenses                        713,621       557,461       418,073
----------------------------------------------------------------------------------------------------------
   Operating profit                                                 272,838       209,340       158,052
Interest income                                                       9,001         5,790         3,517
----------------------------------------------------------------------------------------------------------
   Earnings before provision for income taxes                       281,839       215,130       161,569
Provision for income taxes                                          109,917        83,901        64,223
----------------------------------------------------------------------------------------------------------
   Net earnings                                                  $  171,922    $  131,229    $   97,346
==========================================================================================================
Net earnings per share - Basic                                   $      .61    $      .47    $      .35
Net earnings per share - Diluted                                 $      .59    $      .46    $      .34
Weighted average shares outstanding - Basic                         283,925       279,930       277,684
Weighted average shares outstanding - Diluted                       292,876       288,234       286,472



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Bed Bath & Beyond Inc. and Subsidiaries

                                                             Common Stock               Additional
                                                        -----------------------           Paid-in       Retained
(in thousands)                                          Shares           Amount           Capital       Earnings        Total
-------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                            276,176         $ 2,762        $   59,967       $ 232,668     $ 295,397
Net earnings                                                                                               97,346        97,346
Shares sold under employee stock option plans             2,660              26            18,318                        18,344
-------------------------------------------------------------------------------------------------------------------------------
Balance at February 27, 1999                            278,836           2,788            78,285         330,014       411,087
Net earnings                                                                                              131,229       131,229
Shares sold under employee stock option plans             1,976              20            16,709                        16,729
-------------------------------------------------------------------------------------------------------------------------------
Balance at February 26, 2000                            280,812           2,808            94,994         461,243       559,045
Net earnings                                                                                              171,922       171,922
Shares sold under employee stock option plans             7,078              71            85,980                        86,051
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 3, 2001                                287,890         $ 2,879         $ 180,974       $ 633,165     $ 817,018
===============================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                      BED BATH & BEYOND ANNUAL REPORT 2000

CONSOLIDATED STATEMENTS OF CASH FLOWS
Bed Bath & Beyond Inc. and Subsidiaries

                                                                                             Fiscal Year Ended
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       March 3,               February 26,             February 27,
(in thousands)                                                           2001                     2000                     1999
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net earnings                                                       $ 171,922                 $ 131,229                $ 97,346
   Adjustments to reconcile net earnings to net
     cash provided by operating activities:
     Depreciation and amortization                                       46,650                    31,625                  23,217
     Tax benefit from exercise of stock options                          48,295                     8,932                  11,546
     Deferred income taxes                                               (3,939)                   (8,197)                 (5,166)
     (Increase) decrease in assets:
        Merchandise inventories                                        (136,271)                 (110,096)                (89,980)
        Prepaid expenses and other current assets                         2,627                    (2,347)                 (2,223)
        Other assets                                                     (1,124)                       96                  (1,276)
     Increase (decrease) in liabilities:
        Accounts payable                                                 47,287                    45,744                  34,652
        Accrued expenses and other current liabilities                   20,721                    18,354                  16,115
        Income taxes payable                                             (1,602)                   16,980                   4,595
        Deferred rent                                                     3,370                     3,616                   3,766
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                            197,936                   135,936                  92,592
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
   Capital expenditures                                                (140,395)                  (90,098)                (62,274)
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                               (140,395)                  (90,098)                (62,274)
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
   Proceeds from exercise of stock options                               37,756                     7,797                   6,798
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                             37,756                     7,797                   6,798
-----------------------------------------------------------------------------------------------------------------------------------
   Net increase in cash and cash equivalents                             95,297                    53,635                  37,116
Cash and cash equivalents:
   Beginning of period                                                  144,031                    90,396                  53,280
-----------------------------------------------------------------------------------------------------------------------------------
   End of period                                                      $ 239,328                 $ 144,031                $ 90,396
===================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                      BED BATH & BEYOND ANNUAL REPORT 2000

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

C. FISCAL YEAR
The Company's fiscal year is comprised of the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, fiscal 2000 represented 53 weeks and ended on March 3, 2001; fiscal 1999 and fiscal 1998 represented 52 weeks and ended on February 26, 2000 and February 27, 1999, respectively.

D. RECENT ACCOUNTING PRONOUNCEMENTS
In the fourth quarter of fiscal 2000, the Company adopted the provisions of the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") Issue No. 00-14, "Accounting for Certain Sales Incentives", which provides that the value of point of sale coupons and rebates that result in a reduction of the price paid by the customer be recorded as a reduction of sales, and that free merchandise incentives be recorded as cost of sales. Prior to adoption, the Company recorded its point of sale coupons and rebates in cost of sales. Upon adoption, the Company has reclassified such sales incentives as a reduction of sales in its consolidated statements of earnings for fiscal 2000, 1999 and 1998. The reclassification had no impact on gross profit, operating profit or net earnings.

In the fourth quarter of fiscal 2000, the Company also adopted the provisions of EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs", which provides that amounts billed to a customer in a sale transaction related to shipping and handling represent revenues. Prior to adoption, the Company recorded such revenues and costs in selling, general and administrative expense. Upon adoption, the Company has reclassified such shipping and handling fees to sales and shipping and handling costs to cost of sales in its consolidated statements of earnings for fiscal 2000, 1999 and 1998. The reclassification had no impact on operating profit or net earnings.

As a result of these reclassifications, previously reported net sales decreased by approximately $20.5 million and $14.9 million and cost of sales decreased by approximately $20.4 million and $14.9 million in fiscal 1999 and fiscal 1998, respectively.

E. EARNINGS PER SHARE
The Company presents earnings per share on a basic and diluted basis. Basic earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding including the dilutive effect of stock options.

F. STOCK-BASED COMPENSATION
As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but continues to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). The Company has complied with the disclosure requirements of SFAS No. 123.

G. CASH AND CASH EQUIVALENTS
The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

H. MERCHANDISE INVENTORIES
Merchandise inventories are stated at the lower of cost or market, determined by the retail inventory method of accounting.

                      BED BATH & BEYOND ANNUAL REPORT 2000

I. PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets (five to ten years for furniture, fixtures and equipment and three to five years for computer equipment). Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the life of the lease.

The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $28.4 million, $24.2 million and $17.3 million for fiscal 2000, 1999 and 1998, respectively.

J. DEFERRED RENT
The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the noncancelable lease term. Deferred rent amounted to $23.3 million and $20.0 million as of March 3, 2001 and February 26, 2000, respectively.

K. SHAREHOLDERS' EQUITY
In July 2000 and June 1998, the Board of Directors approved two-for-one splits of the Company's common stock effected in the form of 100% stock dividends. The stock dividends were distributed on August 11, 2000 and July 31, 1998, respectively, to shareholders of record on July 28, 2000 and July 10, 1998, respectively.

Unless otherwise stated, all references to common shares outstanding and net earnings per share are on a post-split basis.

L. REVENUE RECOGNITION
The Company recognizes revenue at the time of sale of merchandise to its customers. Revenues from the sale of gift cards, gift certificates and store credits are recognized when redeemed. A provision for merchandise returns is provided in the period that the related sales are recorded.

M. PREOPENING EXPENSES
Expenses associated with new or expanded stores are charged to earnings as incurred.

N. ADVERTISING COSTS
Expenses associated with store advertising are charged to earnings as incurred.

O. INCOME TAXES
The Company files a consolidated Federal income tax return. Separate state income tax returns are filed with each state in which the Company conducts business.

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

P. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments include cash and cash equivalents, accounts payable and accrued expenses and other current liabilities. The book value of cash and cash equivalents, accounts payable and accrued expenses and other current liabilities are representative of their fair values due to the short-term maturity of these instruments.

Q. IMPAIRMENT OF LONG-LIVED ASSETS
The Company periodically reviews long-lived assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of the estimated net cash flows. The Company does not believe that any material impairment currently exists related to its long-lived assets.

R. USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                      BED BATH & BEYOND ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                           March 3,          February 26,
(in thousands)                               2001                2000
-------------------------------------------------------------------------
Furniture, fixtures and equipment         $ 219,243            $ 162,061
Leasehold improvements                      168,370              114,549
Computer equipment                           73,535               44,143
-------------------------------------------------------------------------
                                            461,148              320,753
Less: Accumulated depreciation
and amortization                           (158,492)            (111,842)
-------------------------------------------------------------------------
                                          $ 302,656            $ 208,911
=========================================================================

3. CREDIT AGREEMENT

Under the Company's revolving Credit Agreement (the "Credit Agreement") concluded in November 1994, and as subsequently amended, the Company may borrow up to $25.0 million for loans and letters of credit. The Credit Agreement matures in October 2001. Interest on all borrowings is determined based upon several alternative rates as stipulated in the Credit Agreement.

The Credit Agreement contains certain covenants which, among other things, place limitations on payment of dividends, capital expenditures and certain expenses. Additionally, there are restrictions on additional borrowings and a requirement that the Company maintain certain financial ratios. The Company does not believe that any of these covenants have materially affected its business. Under the terms of these covenants, approximately $86.0 million was available for the payment of dividends at March 3, 2001.

The Company did not borrow under the Credit Agreement during fiscal 2000 or fiscal 1999. As of March 3, 2001 and February 26, 2000, there were approximately $2.9 million and $5.3 million in outstanding letters of credit, respectively.

4. PROVISION FOR INCOME TAXES

The components of the provision for income taxes are as follows:

                                              Fiscal Years
-----------------------------------------------------------------------
(in thousands)                   2000             1999           1998
-----------------------------------------------------------------------
Current:
   Federal                    $ 102,178         $ 82,652       $ 61,098
   State and local               11,678            9,446          8,291
-----------------------------------------------------------------------
                                113,856           92,098         69,389
-----------------------------------------------------------------------
Deferred:
   Federal                       (3,535)          (7,356)        (4,549)
   State and local                 (404)            (841)          (617)
-----------------------------------------------------------------------
                                 (3,939)          (8,197)        (5,166)
-----------------------------------------------------------------------
                              $ 109,917         $ 83,901       $ 64,223
=======================================================================

Included in prepaid expenses and other current assets and in deferred rent and other liabilities are deferred income taxes of $35.4 million and $2.2 million, respectively, which reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities consist of the following:

------------------------------------------------------------------------
                                            March 3,         February 26,
(in thousands)                                2001               2000
------------------------------------------------------------------------
Deferred Tax Assets:
   Inventories                            $  13,729          $ 11,332
   Deferred rent                              9,103             7,789
   Other                                     21,684            14,678
Deferred Tax Liability:
   Depreciation                             (11,279)           (4,501)
------------------------------------------------------------------------
                                          $  33,237          $ 29,298
========================================================================

For fiscal 2000 and fiscal 1999, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00% and the State income tax rate, net of Federal benefit, of 4.00%. For fiscal 1998, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00% and the State income tax rate, net of Federal benefit, of 4.75%.

5. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

A. The Company has an interest in certain life insurance policies on the lives of its Co-Chairmen. The beneficiaries of these policies are related to the aforementioned individuals. The Company's interest in these policies is equivalent to the net premiums paid by the Company. At March 3, 2001 and February 26, 2000, other assets include $4.5 million and $4.0 million, respectively, representing the Company's interest in the life insurance policies.

B. The Company obtains certain payroll services from a related party. The Company paid fees for such services of $366,000, $557,000 and $424,000 for fiscal 2000, 1999 and 1998, respectively.

C. The Company made charitable contributions to the Mitzi and Warren Eisenberg Family Foundation, Inc. (the "Eisenberg Foundation") and the Feinstein Family Foundation, Inc. (the "Feinstein Foundation") in the aggregate amounts of $634,000, $488,000 and $390,000 for fiscal 2000, 1999 and 1998, respectively.
The Eisenberg Foundation and the Feinstein Foundation are each not-for-profit corporations of which Messrs. Eisenberg and Feinstein, the Co-Chairmen of the Company, and their family members are the trustees and officers.

6. LEASES

The Company leases retail stores, as well as warehouses, office facilities and equipment, under agreements expiring at various dates through 2021. Certain leases provide for contingent rents (which are based upon store sales exceeding stipulated amounts and are immaterial in fiscal 2000, 1999 and 1998), scheduled rent increases and renewal options generally ranging from five to fifteen years. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

As of March 3, 2001, future minimum lease payments under noncancelable operating leases are as follows:

FISCAL YEAR                  (in thousands)                       AMOUNTS
-------------------------------------------------------------------------
2001                                                             $165,057
2002                                                              175,353
2003                                                              173,125
2004                                                              168,773
2005                                                              165,042
Thereafter                                                      1,031,840
-------------------------------------------------------------------------
Total minimum lease payments                                   $1,879,190
=========================================================================

As of March 30, 2001, the Company had executed leases for 62 stores planned for opening in fiscal 2001.

Expenses for all operating leases were $142.6 million, $113.3 million and $89.5 million for fiscal 2000, 1999 and 1998, respectively.

7. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution 401(k) savings plan (the "Plan") covering all eligible employees. Participants may defer between 1% and 15% of annual pre-tax compensation subject to statutory limitations. The Company has an option to contribute an amount as determined by the Board of Directors. In addition, each participant may elect to make voluntary, non-tax deductible contributions in excess of the pre-tax compensation limit up to 15% of compensation. As of March 3, 2001, the Company has made no contributions to the Plan.

8. COMMITMENTS AND CONTINGENCIES

Under terms of employment agreements with its Co-Chairmen extending through June 2002, which terms are subject to further extension, the Company is required to pay each a base salary (which may be increased by the Board of Directors) of $750,000 per annum. The agreements also provide for other terms and conditions of employment, including termination payments and pension benefits.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

9. SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid income taxes of $68.0 million, $67.2 million and $53.5 million in fiscal 2000, 1999 and 1998, respectively.

10. STOCK OPTION PLANS

Options to purchase shares of the Company's common stock have been granted to employees under various stock option plans. The Company may grant options to purchase not more than an aggregate of 64.4 million shares of common stock, subject to adjustment under certain circumstances.

                      BED BATH & BEYOND ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Option grants have been at market value, non-qualified and generally exercisable in five equal annual installments beginning one to three years after the date of grant and expire ten years from the date of grant.

The following table summarizes stock option transactions:

                                                               WEIGHTED-
                                        NUMBER OF               AVERAGE
                                          SHARES             EXERCISE PRICE
---------------------------------------------------------------------------
Outstanding at February 28, 1998        21,209,796            $  4.81

Options granted                          5,540,400              11.77
Options exercised                       (2,660,298)              2.55
Options canceled                          (617,360               6.10
                                        ----------
Outstanding at February 27, 1999        23,472,538               6.67

Options granted                          5,533,900              15.49
Options exercised                       (1,975,374)              3.94
Options canceled                          (807,064)              9.67
                                        ----------
Outstanding at February 26, 2000        26,224,000               8.65

Options granted                          6,149,700              12.73
Options exercised                       (7,078,153)              5.33
Options canceled                        (1,123,562)             12.02
                                        ----------
Outstanding at March 3, 2001            24,171,985             $10.51

Options exercisable:
At February 27, 1999                     5,077,618            $  3.84
At February 26, 2000                     7,240,180            $  4.81
At March 3, 2001                         4,904,297            $  7.12
===========================================================================

The stock option committees determine the number of shares and the option price per share for all options issued under the stock option plans.

The following tables summarize information pertaining to stock options outstanding and exercisable at March 3, 2001:

                          OPTIONS OUTSTANDING
-----------------------------------------------------------------------
                                     WEIGHTED-AVERAGE       WEIGHTED-
      RANGE OF          NUMBER           REMAINING           AVERAGE
   EXERCISE PRICES    OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE
-----------------------------------------------------------------------
$  1.06 to  6.12       4,295,046           4.35             $  3.69
   6.19 to 10.38       4,601,534           6.39                7.33
  10.69 to 11.47       5,093,820           8.95               11.45
  11.83 to 14.19       4,159,315           7.28               11.92
  14.77 to 26.78       6,022,270           8.54               16.01
$  1.06 to 26.78      24,171,985           7.26              $10.51

                           OPTIONS EXERCISABLE
-----------------------------------------------------------------------
                                                            WEIGHTED-
     RANGE OF                    NUMBER                      AVERAGE
  EXERCISE PRICES              EXERCISABLE               EXERCISE PRICE
-----------------------------------------------------------------------
$  1.06 to  6.12                2,609,526                    $ 3.40
   6.19 to 10.38                  832,974                      7.27
  10.69 to 11.47                   73,300                     11.15
  11.83 to 14.19                  554,555                     12.03
  14.77 to 26.78                  833,942                     14.98
                                ---------
$  1.06 to 26.78                4,904,297                    $ 7.12
                                ---------


The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in connection with the stock option plans. Set forth below are the Company's net earnings and net earnings per share "as reported", and as if compensation cost had been recognized in accordance with the fair value provisions of SFAS No. 123:

                                            FISCAL YEARS
---------------------------------------------------------------------------------
(in thousands, except per share data)           2000           1999          1998
---------------------------------------------------------------------------------
NET EARNINGS:
     As reported                         $   171,922    $   131,229    $   97,346
     Pro forma                           $   154,540    $   119,158    $   89,519

NET EARNINGS PER SHARE:
Basic:
     As reported                         $      0.61    $      0.47    $     0.35
     Pro forma                           $      0.54    $      0.43    $     0.32
Diluted:
     As reported                         $      0.59    $      0.46    $     0.34
     Pro forma                           $      0.53    $      0.41    $     0.31

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants for fiscal 2000, 1999 and 1998, respectively: dividend yield of 0% for all years; expected volatility of 45%, 42% and 42%; risk free interest rates of 6.58%, 5.95% and 5.58%; and expected lives of seven years, seven years and six years. The weighted-average fair value of options granted during the year is $7.25, $8.34 and $6.06 for fiscal 2000, 1999 and 1998, respectively.

                      BED BATH & BEYOND ANNUAL REPORT 2000

11. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(in thousands, except per share data)           FISCAL 2000 QUARTER ENDED               FISCAL 1999 QUARTER ENDED
------------------------------------------------------------------------------------------------------------------------------------
                                    May 27,   August 26,  November 25,  March 3,    May 29,    August 28,  November 27, February 26,
                                     2000        2000        2000        2001        1999        1999         1999        2000
------------------------------------------------------------------------------------------------------------------------------------
Net sales                          $459,163    $589,381    $602,004    $746,107    $356,633    $451,715    $480,145      $569,012
Gross profit                        187,293     241,284     246,080     311,802     146,214     185,570     196,784       238,233
Operating profit                     36,339      70,009      64,592     101,898      28,015      53,580      50,607        77,138
Earnings before provision
   for income taxes                  38,301      71,440      66,664     105,434      29,317      54,503      51,978        79,332
Provision for income taxes           14,937      27,862      25,999      41,119      11,434      21,256      20,271        30,940
Net earnings                       $ 23,364    $ 43,578    $ 40,665    $ 64,315    $ 17,883    $ 33,247    $ 31,707      $ 48,392
EPS - Basic (1)                    $    .09    $    .15    $    .14    $    .22    $    .07    $    .12    $    .11      $    .17
EPS - Diluted (1)                  $    .08    $    .15    $    .14    $    .22    $    .06    $    .12    $    .11      $    .17
------------------------------------------------------------------------------------------------------------------------------------

(1) Net earnings per share ("EPS") amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.



INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BED BATH & BEYOND INC.:

We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of March 3, 2001 and February 26, 2000, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended March 3, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of March 3, 2001 and February 26, 2000, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended March 3, 2001 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
March 30, 2001

                      BED BATH & BEYOND ANNUAL REPORT 2000

DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------
DIRECTORS

WARREN EISENBERG
Co-Chairman and Co-Chief Executive Officer,
Bed Bath & Beyond Inc.

LEONARD FEINSTEIN
Co-Chairman and Co-Chief Executive Officer,
Bed Bath & Beyond Inc.

STEVEN H. TEMARES
President and Chief Operating Officer,
Bed Bath & Beyond Inc.

KLAUS EPPLER
Partner, Proskauer Rose LLP,
New York, New York

ROBERT S. KAPLAN
Managing Director, Goldman, Sachs & Co.,
New York, New York

ROBERT J. SWARTZ
Vice President, Alco Capital Group, Inc.,
New York, New York
--------------------------------------------------------------------------------
OFFICERS

WARREN EISENBERG
Co-Chairman and Co-Chief Executive Officer

LEONARD FEINSTEIN
Co-Chairman and Co-Chief Executive Officer

STEVEN H. TEMARES
President and Chief Operating Officer

RONALD CURWIN
Chief Financial Officer and Treasurer

ARTHUR STARK
Chief Merchandising Officer and Senior Vice President

MATTHEW FIORILLI
Senior Vice President - Stores

EUGENE A. CASTAGNA
Vice President - Finance

MICHAEL HONEYMAN
Vice President - Corporate Administration and Operations

RICHARD C. MCMAHON
Vice President and Chief Information Officer

ALLAN N. RAUCH
Vice President - Legal and General Counsel

G. WILLIAM WALTZINGER, JR.
Vice President - E-Service

JIM BRENDLE
Vice President - Construction and Store Development

P. TIMOTHY BREWSTER
Vice President - Stores - N.Y.C. Region

MICHAEL J. CALLAHAN
Vice President - Corporate Counsel

MARTIN EISENBERG
Vice President - Stores - Northeast Region

ALAN JACOBSON
Vice President - Stores - Western Region

LEIF TODD JOHNSON
Vice President - General Merchandising

EDWARD KOPIL
Vice President - Stores - Southern Region

PHILLIP KORNBLUH
Vice President - Visual Merchandising

RITA LITTLE
Vice President - Marketing

MARTIN LYNCH
Vice President - Merchandise Operations

STEPHEN J. MURRAY
Vice President - Information Technology

WILLIAM ONKSEN
Vice President - Stores - MidAtlantic and Midwest Regions

CHRISTINE R. PIROG
Vice President - Store Operations

CONCETTA VAN DYKE
Vice President - Human Resources

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE OFFICE
650 Liberty Avenue
Union, New Jersey  07083
Telephone: 908/688-0888

BUYING OFFICE
110 Bi-County Boulevard, Suite 114
Farmingdale, New York 11735
Telephone: 631/420-7050

SHAREHOLDER INFORMATION
A copy of the Company's 2000 Annual Report as filed with the Securities and Exchange Commission may be obtained from the Investor Relations Department at the Corporate Office. Fax: 908/810-8813

STOCK LISTING
NASDAQ National Market
Trading symbol BBBY.

TRANSFER AGENT
The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

American Stock Transfer
& Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
Telephone: 800/937-5449

STOCK ACTIVITY

The following table sets forth by fiscal quarter the high and low reported sales prices of the Company's Common Stock on the NASDAQ National Market during fiscal 2000 and fiscal 1999:

Quarter               High               Low
----------------------------------------------
Fiscal 2000
   First           $   21.81         $   11.38
   Second              20.19             16.38
   Third               26.44             17.44
   Fourth              27.06             20.17

Fiscal 1999
   First           $   19.69         $   14.56
   Second              19.47             12.75
   Third               18.50             13.69
   Fourth              18.00             11.22


At March 30, 2001, there were approximately 650 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

INDEPENDENT AUDITORS
KPMG LLP
345 Park Avenue
New York, New York  10154

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 9:00 a.m. Thursday, June 28, 2001, at the Headquarters Plaza Hotel, Three Headquarters Plaza, Morristown, New Jersey.

WEBSITE
www.bedbathandbeyond.com