Form 10-K, Exhibit 13
period 2002-03-02
BED BATH & BEYOND INC
filed 2002-05-31
CIK 886158

ANNUAL REPORT ON FORM 10-K

ITEM 14 (a)(3)

Exhibit 13

BED BATH & BEYOND INC.

Fiscal Year Ended March 2, 2002

Selected Financial Data  (in thousands, except per share and selected operating data)

Fiscal Year Ended(1)

	March 2,	March 3,	February 26,	February 27,	February 28,
	2002	2001	2000	1999	1998
STATEMENT OF EARNINGS DATA

Net sales	$2,927,962	$2,396,655	$1,857,505	$1,382,345	$1,057,135

Gross profit	1,207,566	986,459	766,801	576,125	441,016

Operating profit	346,100	272,838	209,340	158,052	118,914

Net earnings	219,599	171,922	131,229	97,346	73,142

Net earnings per share – Diluted (2)	$.74	$.59	$.46	$.34	$.26

SELECTED OPERATING DATA

Number of stores open (at period end)	396	311	241	186	141

Total square feet of store space (at period end)	14,724,000	12,204,000	9,815,000	7,688,000	5,767,000

Percentage increase in comparable store net sales	7.1%	5.0%	9.2%	7.6%	6.4%

BALANCE SHEET DATA (AT PERIOD END)

Working capital	$715,439	$532,524	$360,585	$267,557	$188,293

Total assets	1,647,517	1,195,725	865,800	633,148	458,330

Long-term debt	–	–	–	–	–

Shareholders’ equity	$1,094,350	$817,018	$559,045	$411,087	$295,397

[Additional columns below]

[Continued from above table, first column(s) repeated]

Fiscal Year Ended(1)

	March 1,	February 25,	February 26,	February 27,	February 28,
	1997	1996	1995	1994	1993
STATEMENT OF EARNINGS DATA

Net sales	$816,912	$597,352	$437,807	$304,571	$216,411

Gross profit	341,168	250,036	183,819	127,972	90,528

Operating profit	90,607	67,585	51,685	36,906	26,660

Net earnings	55,015	39,459	30,013	21,887	15,960

Net earnings per share – Diluted (2)	$.20	$.14	$.11	$.08	$.06

SELECTED OPERATING DATA

Number of stores open (at period end)	108	80	61	45	38

Total square feet of store space (at period end)	4,347,000	3,214,000	2,339,000	1,512,000	1,128,000

Percentage increase in comparable store net sales	6.1%	3.8%	12.0%	10.6%	7.2%

BALANCE SHEET DATA (AT PERIOD END)

Working capital	$127,333	$91,331	$74,390	$56,001	$34,842

Total assets	329,925	235,810	176,678	121,468	76,654

Long-term debt	–	5,000	16,800	13,300	–

Shareholders’ equity	$214,361	$151,446	$108,939	$77,305	$54,643

(1)	Each fiscal year represents 52 weeks, except for fiscal 2000 (ended March 3, 2001) which represents 53 weeks and fiscal 1996 (ended March 1, 1997) which represents 52 weeks and 6 days.

(2)	Net earnings per share amounts for fiscal 2000 and prior have been adjusted for two-for-one stock splits of the Company’s common stock (each of which was effected in the form of a 100% stock dividend), which were distributed in fiscal 2000, 1998, 1996 and 1993. The Company has not declared any cash dividends in any of the fiscal years noted above.

PLEASE VOTE YOUR PROXY!
ELECTRONIC VOTING SAVES YOUR COMPANY MONEY

Last year, many of our shareholders saved the Company money by voting their proxies via internet or telephone, rather than by return mail. This year we encourage all of our shareholders to take advantage of electronic voting.

         Most Bed Bath & Beyond shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in one of these ways, you are considered a beneficial owner. Your broker or nominee has enclosed a voting instruction form for you to use in directing them in how to vote your shares. Most institutions make internet or telephone voting options available to their beneficial owners, so please see the voting instruction form for specific information.

         If your shares are registered directly in your name with Bed Bath & Beyond’s transfer agent, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. As the shareholder of record, you have the right to vote by proxy. We encourage our registered shareholders to vote your proxy:

By internet – www.proxyvote.com; or

By touch-tone phone – 1-800-690-6903

Have your proxy card in hand when you access the web site or call the toll-free number. You will be prompted to enter your 12-digit Control Number, which is located below the voting instructions on the proxy card. Then you can follow the directions provided.

Founded in 1971, Bed Bath & Beyond Inc. is a nationwide chain of stores selling predominantly better quality domestics merchandise and home furnishings. The Company’s 407 Bed Bath & Beyond stores (as of May 3, 2002) principally range in size from 25,000 to 50,000 square feet, with some stores exceeding 80,000 square feet. They combine superior service and a huge selection of items at everyday low prices within a constantly evolving shopping environment that has proven to be both fun and exciting for customers. The Company acquired Harmon Stores, Inc., a health and beauty care retailer, on March 5, 2002. The Company’s 28 Harmon stores (as of May 3, 2002) principally range in size from 5,000 to 8,700 square feet. Bed Bath & Beyond Inc.’s stock is traded on the NASDAQ National Market under the symbol BBBY and is included in the Standard & Poor’s 500 Index, the NASDAQ-100 Index, and the Forbes 500.

BED BATH & BEYOND ANNUAL REPORT 2001

To Our Fellow Shareholders:

This is a new look for us, but we’re sure it comes as no surprise. We try to keep things simple that ought to be kept simple. To present you with the portrait of fiscal 2001, our 30th Anniversary and best year ever, we have combined the Bed Bath & Beyond Inc. Notice of Annual Meeting and Proxy Statement with our Annual Report. The Annual Report and Proxy materials are about conveying information, and we are doing that as simply and directly as we can. The color and the excitement are where they have always been: in the stores.

         For 30 years, this Company’s primary focus has been on our merchandise and the operation of our stores, because these are the things our customers see. For the 10 years since our initial public offering, the ability of our people to execute on this focus has resulted in our meeting or exceeding expectations in each of our 39 quarters as a public company. Our formula constantly evolves, it works, and we are enormously grateful for the efforts of all our associates who make it work.

         In a way, what you see in these materials serves that same focus. We have simplified these documents because we believe your money is better spent elsewhere. This is another effort to return more value to our shareholders. By pulling back a little on the glitz, we have a little more to spend where it matters most – in the stores, online, and in support of all we do as merchants.

         In keeping with the spirit of simplification, we do want to share some of the highlights from fiscal 2001 that you will see in the following pages. Net earnings for the year (fifty-two weeks) ended March 2, 2002 totaled $219.6 million ($.74 per share), exceeding fiscal 2000 (fifty-three weeks) net earnings of $171.9 million ($.59 per share) by approximately 27.7%.

         Net sales for fiscal 2001 were $2.9 billion, an increase of approximately 22.2% from the prior year. Comparable store sales for fiscal 2001 increased by approximately 7.1%. During fiscal 2001, we opened 85 new Bed Bath & Beyond stores. We ended the year with 395 stores in 44 states and one store in Puerto Rico.

         Our balance sheet continues to strengthen. At the close of fiscal 2001, cash and cash equivalents were $429.5 million, and the Company had an additional $51.9 million in investment securities, compared to $239.3 million in cash and cash equivalents a year earlier. Shareholders’ equity at year end was $1.1 billion, up from $817.0 million the prior year.

         This doesn’t just happen. Over 19,000 talented people work very hard, creatively and constructively finding ways to please our customers. Ultimately, the credit is theirs. For the 30 years we have been in business and the 10 years we’ve been sending out these annual reports, we’ve been talking about our culture. It isn’t just a word. Our people are trained to know what is important to the customer and empowered in our decentralized environment to act on that knowledge. Our customer has other choices; we must exceed expectations. Everything else flows from this, particularly the financial results that follow in this booklet.

         While we celebrate our 30th Anniversary and our finest year ever, we are of course mindful of the criminal acts committed against our nation this past year. The events of September 11th and the ongoing war on terrorism temper our celebration and place our accomplishments in proper perspective. Still, we are again pleased with the results we have to report to you. In keeping with our culture, however, pleased does not mean satisfied. We plan to open approximately 88 new Bed Bath & Beyond stores in fiscal 2002, in new and existing markets. We continue to evaluate new merchandise items, new departments, system and process enhancements, new looks in fixturing and store design, and every point of contact we have to improve the results of our operations. On March 5, 2002, we consummated the acquisition of Harmon Stores, Inc., a health and beauty care retailer currently operating 28 stores in New Jersey (22), New York (5) and Connecticut (1). This represents something new for us as well, and while we do not believe the benefits to be derived this year will have any material effect on our overall results or financial condition for 2002, we are excited by the opportunities.

         We know it all begins and ends with our customers. As we begin the next 30 years of our existence, we rededicate ourselves to the culture of exceeding their expectations. By remaining committed to the principles upon which we were founded, we intend to make 2002 another record year.

         Again, thank you to each of our associates, customers and business partners who continue to lead us toward the ever more successful company we are striving to become.

WARREN EISENBERG Co-Chairman and Co-Chief Executive Officer	LEONARD FEINSTEIN Co-Chairman and Co-Chief Executive Officer	STEVEN H. TEMARES President & Chief Operating Officer and Member of the Board of Directors

May 3, 2002

BED BATH & BEYOND ANNUAL REPORT 2001

Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS
The following table sets forth for the periods indicated (i) selected statement of earnings data of the Company expressed as a percentage of net sales and (ii) the percentage change in dollar amounts from the prior year in selected statement of earnings data:

	FISCAL YEAR ENDED

	PERCENTAGE			PERCENTAGE CHANGE
	OF NET SALES			FROM PRIOR YEAR

	MARCH 2,	MARCH 3,	FEBRUARY 26,	MARCH 2,	MARCH 3,
	2002	2001	2000	2002	2001

Net sales	100.0%	100.0%	100.0%	22.2%	29.0%

Cost of sales	58.8	58.8	58.7	22.0	29.3

Gross profit	41.2	41.2	41.3	22.4	28.6

Selling, general and administrative expenses	29.4	29.8	30.0	20.7	28.0

Operating profit	11.8	11.4	11.3	26.9	30.3

Earnings before provision for income taxes	12.2	11.8	11.6	26.7	31.0

Net earnings	7.5	7.2	7.1	27.7	31.0

FISCAL 2001 COMPARED WITH FISCAL 2000
In fiscal 2001 (52 weeks), the Company expanded store space by 20.6%, from 12,204,000 square feet at fiscal year end 2000 (53 weeks) to 14,724,000 square feet at fiscal year end 2001. The 2,520,000 square feet increase was the result of opening 85 new stores.

         Net sales in fiscal 2001 increased $531.3 million to $2.928 billion, representing an increase of 22.2% over the $2.397 billion net sales in fiscal 2000. Approximately 73% of the increase was attributable to new store net sales and the balance to an increase in comparable store net sales.

         Approximately 54% and 46% of net sales in fiscal 2001 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimates that bed linens accounted for approximately 19% of net sales during fiscal 2001 and 21% of net sales during fiscal 2000. No other individual product category accounted for 10% or more of net sales during either fiscal year.

         Gross profit in fiscal 2001 was $1.208 billion or 41.2% of net sales, compared with $986.5 million or 41.2% of net sales a year ago. Gross profit, as a percentage of net sales, remained consistent due to the similar product mix in fiscal 2001 and fiscal 2000.

         Comparable store sales for fiscal 2001 (52 weeks vs. 52 weeks) increased by approximately 7.1%, compared with an increase of approximately 5.0% in fiscal 2000. The increase in comparable store net sales relative to fiscal 2000 reflected a number of factors, including but not limited to, the continued consumer acceptance of the Company’s merchandise offerings, a strong focus on customer service and the continued success of the Company’s advertising program.

         Selling, general and administrative expenses (“SG&A”) were $861.5 million or 29.4% of net sales in fiscal 2001 compared to $713.6 million or 29.8% of net sales in fiscal 2000. The decrease in SG&A as a percentage of net sales primarily reflects a relative decrease in payroll and payroll related items primarily due to an increase in store productivity. Store opening and expansion costs are charged to earnings as incurred.

         Interest income increased to $11.0 million in fiscal 2001 compared to $9.0 million in fiscal 2000 due to an increase in invested cash partially offset by a decrease in the average investment rate.

         The effective tax rate decreased to 38.5% for fiscal 2001 compared with 39.0% for fiscal 2000 due to a decrease in the amount provided for state and local taxes resulting primarily from the composition of states and the territory in which the Company currently conducts business.

FISCAL 2000 COMPARED WITH FISCAL 1999
In fiscal 2000 (53 weeks), the Company expanded store space by 24.3%, from 9,815,000 square feet at fiscal year end 1999 (52 weeks) to 12,204,000 square feet at fiscal year end 2000. The 2,389,000 square feet increase was the result of opening 70 new stores and expanding two existing stores.

         Net sales in fiscal 2000 increased $539.2 million to $2.397 billion, representing an increase of 29.0% over the $1.858 billion net sales in fiscal 1999. Approximately 83% of the increase was attributable to new store net sales and the balance to an increase in comparable store net sales.

BED BATH & BEYOND ANNUAL REPORT 2001

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Continued)

         Approximately 55% and 45% of net sales in fiscal 2000 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimates that bed linens accounted for approximately 21% of net sales during both fiscal 2000 and fiscal 1999. No other individual product category accounted for 10% or more of net sales during either fiscal year.

         Gross profit in fiscal 2000 was $986.5 million or 41.2% of net sales, compared with $766.8 million or 41.3% of net sales in fiscal 1999.

         Comparable store sales for fiscal 2000 (52 weeks vs. 52 weeks) increased by approximately 5.0%, compared with an increase of approximately 9.2% in fiscal 1999. The fiscal 2000 increase in comparable store net sales primarily reflected a strong focus on customer service, as well as the continued consumer acceptance of the Company’s merchandise offerings and the continued success of the Company’s advertising program.

         SG&A was $713.6 million or 29.8% of net sales in fiscal 2000 compared to $557.5 million or 30.0% of net sales in fiscal 1999. The decrease in SG&A as a percentage of net sales primarily reflected a decrease in occupancy costs and costs associated with new store openings and expansions partially offset by an increase in payroll and payroll related items. Store opening and expansion costs were charged to earnings as incurred.

         Interest income increased to $9.0 million in fiscal 2000 compared to $5.8 million in fiscal 1999 due to an increase in invested cash and an increase in the average investment rate.

         The effective tax rate remained consistent at 39.0% in fiscal 2000 and fiscal 1999 due to the consistent composition of states in which the Company conducted business.

EXPANSION PROGRAM
The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets and the expansion or replacement of existing stores with larger stores. In the ten-year period from the beginning of fiscal 1992 to the end of fiscal 2001, the chain has grown from 34 stores to 396 stores. Total square footage grew from 917,000 square feet at the beginning of fiscal 1992 to 14,724,000 square feet at the end of fiscal 2001.

         The Company intends to continue its expansion program and currently anticipates that in fiscal 2002 it will open approximately 88 new Bed Bath & Beyond stores (see details under “Liquidity and Capital Resources” below). The Company believes that a predominant portion of any increase in its net sales in fiscal 2002 will continue to be attributable to new store net sales. Accordingly, the continued growth of the Company is dependent, in large part, upon the Company’s ability to execute its expansion program successfully, of which there can be no assurance.

LIQUIDITY AND CAPITAL RESOURCES
The Company has been able to finance both its normal operations and its expansion program through internally generated funds. The Company’s merchandise inventories have grown from $470.4 million at the end of fiscal 1999, to $606.7 million at the end of fiscal 2000 and to $754.0 million at the end of fiscal 2001. The increases in inventory between the fiscal years were primarily attributable to the addition of new store space.

         The Company’s working capital increased from $360.6 million at the end of fiscal 1999, to $532.5 million at the end of fiscal 2000, and to $715.4 million at the end of fiscal 2001. The increases between the fiscal years were primarily the result of increases in cash and cash equivalents and merchandise inventories, which were partially offset by increases in accounts payable and accrued expenses and other current liabilities.

         The Company’s expansion program requires the Company to make capital expenditures for furniture and fixtures, leasehold improvements and computer equipment on an ongoing basis. The Company’s total capital expenditures were $121.6 million, $140.4 million and $90.1 million during fiscal 2001, 2000 and 1999, respectively.

         During fiscal 2001, the Company entered into a $50 million uncommitted line of credit which replaced the Company’s previous $25 million committed line of credit (“the Credit Agreement”). The uncommitted line of credit, which expires in September 2002, is intended to be used for letters of credit in the ordinary course of business. During fiscal 2001, the Company had no direct borrowings under the uncommitted line of credit or the Credit Agreement; during fiscal 2000 and 1999, the Company did not borrow under the Credit Agreement. The Company believes that during fiscal 2002, internally generated funds will be sufficient to fund both its normal operations and its expansion program.

         The Company has contractual obligations consisting of all operating leases for buildings, office facilities and equipment which are payable as follows as of March 2, 2002:

		LESS THAN 1			AFTER 5
(in 000's)	TOTAL	YEAR	1-3 YEARS	4-5 YEARS	YEARS

Operating Leases	$2,141,947	$198,275	$611,716	$385,997	$945,959

         As of May 3, 2002, the Company has leased sites for 61 new Bed Bath & Beyond stores planned for opening in fiscal 2002, including eleven new stores already opened in Encino and Monrovia, California; Grand Junction, Colorado; Manchester, Connecticut; Cumming, Georgia; Woodbury, Minnesota; Mount Olive, New Jersey; Onslow, North Carolina; Eastgate, Ohio; Erie, Pennsylvania; and Lynchburg, Virginia.

BED BATH & BEYOND ANNUAL REPORT 2001

         Approximate aggregate costs for the 61 leased stores planned for opening in fiscal 2002 are estimated at $88.6 million for merchandise inventories, $54.3 million for furniture and fixtures and leasehold improvements and $13.4 million for store opening expenses (which will be expensed as incurred). In addition to the 61 locations already leased, the Company expects to open and lease approximately 27 additional locations during fiscal 2002.

RECENT ACCOUNTING PRONOUNCEMENT
In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” This statement addresses accounting and reporting for the impairment or disposal of long-lived assets. The statement supersedes SFAS No. 121, while retaining many of the fundamental provisions covered by that statement. SFAS No. 144 differs fundamentally from SFAS No. 121 in that goodwill and other intangible assets that are not amortized are excluded from the scope of SFAS No. 144. SFAS No. 144 is effective for the Company in fiscal 2002. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on the Company’s consolidated financial statements.

CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. For a detailed discussion of our critical accounting policies and related estimates and judgments, see Note 1 to the consolidated financial statements. In particular, judgment is used in areas such as the provision for sales returns, inventory valuation using the retail inventory method, and accruals for self insurance, litigation and store relocations and closings. Actual results could differ from these estimates.

ACQUISITION
Subsequent to year end, on March 5, 2002, the Company consummated the acquisition of Harmon Stores, Inc., a health and beauty care retailer. The Company believes the acquisition will not have a material effect on its consolidated results of operations or financial condition in fiscal 2002.

         Effective March 3, 2002, the Company adopted SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the purchase method of accounting for business combinations initiated or completed after June 30, 2001. SFAS No. 142 discontinued the amortization of goodwill and other intangible assets with indefinite useful lives and requires periodic goodwill impairment testing. Consequently, the Company will not amortize any goodwill recognized as a result of the acquisition described below and will perform impairment testing as required. The Company does not believe that the adoption of SFAS No. 141 and SFAS No. 142 will have a material impact on the Company’s consolidated financial statements.

FORWARD LOOKING STATEMENTS
This Annual Report and, in particular, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the Shareholder Letter, contain forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company’s actual results and future financial condition may differ materially from those expressed in any such forward looking statements as a result of many factors that may be outside the Company’s control. Such factors include, without limitation: general economic conditions, changes in the retailing environment and consumer spending habits, demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; unusual weather patterns; competition from existing and potential competitors; competition from other channels of distribution; pricing pressures; the ability to find suitable locations at reasonable occupancy costs to support the Company’s expansion program; and the cost of labor, merchandise and other costs and expenses.

SEASONALITY
Bed Bath & Beyond stores exhibit less seasonality than many other retail businesses, although sales levels are generally higher in August, November and December, and generally lower in February and March.

BED BATH & BEYOND ANNUAL REPORT 2001

Consolidated Balance Sheets

Bed Bath & Beyond Inc. and Subsidiaries

	March 2,	March 3,
(in thousands, except per share data)	2002	2001

ASSETS

Current assets:

Cash and cash equivalents	$429,496	$239,328

Merchandise inventories	753,972	606,704

Other current assets	43,249	39,681

Total current assets	1,226,717	885,713

Investment securities	51,909	–

Property and equipment, net	361,741	302,656

Other assets	7,150	7,356

	$1,647,517	$1,195,725

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$270,917	$192,401

Accrued expenses and other current liabilities	190,923	128,800

Income taxes payable	49,438	31,988

Total current liabilities	511,278	353,189

Deferred rent and other liabilities	41,889	25,518

Total liabilities	553,167	378,707

Commitments and contingencies (notes 3, 7 and 9)

Shareholders’ equity:

Preferred stock – $0.01 par value; authorized – 1,000 shares; no shares issued or outstanding	–	–

Common stock – $0.01 par value; authorized – 900,000 shares; issued and outstanding – March 2, 2002, 291,441 shares and March 3, 2001, 287,890 shares	2,914	2,879

Additional paid-in capital	238,672	180,974

Retained earnings	852,764	633,165

Total shareholders’ equity	1,094,350	817,018

	$1,647,517	$1,195,725

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND ANNUAL REPORT 2001

Consolidated Statements of Earnings

Bed Bath & Beyond Inc. and Subsidiaries

	FISCAL YEAR ENDED

	March 2,	March 3,	February 26,
(in thousands, except per share data)	2002	2001	2000

Net sales	$2,927,962	$2,396,655	$1,857,505

Cost of sales	1,720,396	1,410,196	1,090,704

Gross profit	1,207,566	986,459	766,801

Selling, general and administrative expenses	861,466	713,621	557,461

Operating profit	346,100	272,838	209,340

Interest income	10,972	9,001	5,790

Earnings before provision for income taxes	357,072	281,839	215,130

Provision for income taxes	137,473	109,917	83,901

Net earnings	$219,599	$171,922	$131,229

Net earnings per share – Basic	$.76	$.61	$.47

Net earnings per share – Diluted	$.74	$.59	$.46

Weighted average shares outstanding – Basic	289,877	283,925	279,930

Weighted average shares outstanding – Diluted	298,667	292,876	288,234

Consolidated Statements of Shareholders’ Equity

Bed Bath & Beyond Inc. and Subsidiaries

	COMMON STOCK		ADDITIONAL
			PAID-IN	RETAINED
(in thousands)	SHARES	AMOUNT	CAPITAL	EARNINGS	TOTAL

Balance at February 27, 1999	278,836	$2,788	$78,285	$330,014	$411,087

Net earnings				131,229	131,229

Shares sold under employee stock option plans	1,976	20	16,709		16,729

Balance at February 26, 2000	280,812	2,808	94,994	461,243	559,045

Net earnings				171,922	171,922

Shares sold under employee stock option plans	7,078	71	85,980		86,051

Balance at March 3, 2001	287,890	2,879	180,974	633,165	817,018

Net earnings				219,599	219,599

Shares sold under employee stock option plans	3,551	35	57,698		57,733

Balance at March 2, 2002	291,441	$2,914	$238,672	$852,764	$1,094,350

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND ANNUAL REPORT 2001

Consolidated Statements of Cash Flows

Bed Bath & Beyond Inc. and Subsidiaries

	FISCAL YEAR ENDED

	March 2,	March 3,	February 26,
(in thousands)	2002	2001	2000

Cash Flows from Operating Activities:

Net earnings	$219,599	$171,922	$131,229

Adjustments to reconcile net earnings to net cash provided by operating activities:

Depreciation and amortization	62,547	46,650	31,625

Tax benefit from exercise of stock options	31,980	48,295	8,932

Deferred income taxes	1,733	(3,939)	(8,197)

(Increase) decrease in assets:

Merchandise inventories	(147,268)	(136,271)	(110,096)

Other current assets	644	2,627	(2,347)

Other assets	206	(1,124)	96

Increase (decrease) in liabilities:

Accounts payable	78,516	47,287	45,744

Accrued expenses and other current liabilities	62,123	20,721	18,354

Income taxes payable	17,450	(1,602)	16,980

Deferred rent	10,426	3,370	3,616

Net cash provided by operating activities	337,956	197,936	135,936

Cash Flows from Investing Activities:

Purchase of investment securities	(51,909)	–	–

Capital expenditures	(121,632)	(140,395)	(90,098)

Net cash used in investing activities	(173,541)	(140,395)	(90,098)

Cash Flows from Financing Activities:

Proceeds from exercise of stock options	25,753	37,756	7,797

Net cash provided by financing activities	25,753	37,756	7,797

Net increase in cash and cash equivalents	190,168	95,297	53,635

Cash and cash equivalents:

Beginning of period	239,328	144,031	90,396

End of period	$429,496	$239,328	$144,031

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND ANNUAL REPORT 2001

Notes to Consolidated Financial Statements

Bed Bath & Beyond Inc. and Subsidiaries

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

A.     NATURE OF OPERATIONS
Bed Bath & Beyond Inc. (the “Company”) is a nationwide chain of stores selling predominantly better quality domestics merchandise and home furnishings. As the Company operates in the retail industry, its results of operations are affected by general economic conditions and consumer spending habits.

B.     PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

         All significant intercompany balances and transactions have been eliminated in consolidation.

C.     FISCAL YEAR
The Company’s fiscal year is comprised of the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, fiscal 2001 represented 52 weeks and ended on March 2, 2002; fiscal 2000 represented 53 weeks and ended on March 3, 2001; and fiscal 1999 represented 52 weeks and ended on February 26, 2000.

D.     RECENT ACCOUNTING PRONOUNCEMENT
In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” This statement addresses accounting and reporting for the impairment or disposal of long-lived assets. The statement supersedes SFAS No. 121, while retaining many of the fundamental provisions covered by that statement. SFAS No. 144 differs fundamentally from SFAS No. 121 in that goodwill and other intangible assets that are not amortized are excluded from the scope of SFAS No. 144. SFAS No. 144 is effective for the Company in fiscal 2002. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on the Company’s consolidated financial statements.

E.     EARNINGS PER SHARE
The Company presents earnings per share on a basic and diluted basis. Basic earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding including the dilutive effect of stock options.

F.     STOCK-BASED COMPENSATION
As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but continues to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). The Company has complied with the disclosure requirements of SFAS No. 123.

G.     CASH AND CASH EQUIVALENTS
The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

H.     INVENTORY VALUATION
Merchandise inventories are stated at the lower of cost or market, using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. At any one time, inventories include items that have been marked down to the Company’s best estimate of their fair market value. Actual markdowns required could differ from this estimate.

I.     PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets (forty years for building; five to ten years for furniture, fixtures and equipment; and three to five years for computer equipment). Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the life of the lease.

         The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $34.3 million, $28.4 million and $24.2 million for fiscal 2001, 2000 and 1999, respectively.

BED BATH & BEYOND ANNUAL REPORT 2001

Notes to Consolidated Financial Statements

(Continued)

J.     INVESTMENT SECURITIES
Investment securities at March 2, 2002 consist of U.S. Government Agency debt securities. Because the Company has the ability and intent to hold the securities until maturity, it classifies its securities as held-to-maturity. These investment securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

         Premiums and discounts are amortized or accreted over the life of the related held-to-maturity securities as an adjustment to interest using the effective interest method. Dividend and interest income are recognized when earned.

K.     DEFERRED RENT
The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the noncancelable lease term. Deferred rent amounted to $26.5 million and $23.3 million as of March 2, 2002 and March 3, 2001, respectively.

L.     SELF INSURANCE
The Company is self insured for various insurance programs. Self insurance liabilities are based on actuarially determined estimates of claims.

M.     SHAREHOLDERS’ EQUITY
In July 2000, the Board of Directors of the Company approved a two-for-one split of the Company’s common stock effected in the form of a 100% stock dividend. The stock dividend was distributed on August 11, 2000 to shareholders of record on July 28, 2000.

         Unless otherwise stated, all references to common shares outstanding and net earnings per share are on a post-split basis.

N.     REVENUE RECOGNITION
Sales are recognized upon purchase by customers at our retail stores or when shipped for products purchased from our website. The value of point of sale coupons and point of sale rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Shipping and handling fees that are billed to a customer in a sale transaction are recorded in sales. Revenues from gift cards, gift certificates and store credits are recognized when redeemed. Sales returns, which are reserved for based on historical experience, are provided for in the period that the related sales are recorded.

O.     COST OF SALES
Cost of sales includes the cost of merchandise; certain buying, occupancy and indirect costs; shipping and handling costs and free merchandise incentives.

P.     STORE OPENING, EXPANSION, RELOCATION AND CLOSING COSTS
Store opening and expansion costs are charged to earnings as incurred. Costs related to store relocations and closings are provided for in the period in which management approves the relocation or closing of a store.

Q.     ADVERTISING COSTS
Expenses associated with store advertising are charged to earnings as incurred.

R.     INCOME TAXES
The Company files a consolidated Federal income tax return. Separate income tax returns are filed with each state and territory in which the Company conducts business.

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

S.     FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments include cash and cash equivalents, investment securities, accounts payable, accrued expenses and other current liabilities, and other long term liabilities. The Company’s investment securities consist of held-to-maturity debt securities which are stated at amortized cost, adjusted for amortization of premium to maturity. Since the investment was acquired on February 28, 2002, its fair value is equal to its book value on March 2, 2002. The book value of all other financial instruments are representative of their fair values.

BED BATH & BEYOND ANNUAL REPORT 2001

T.     IMPAIRMENT OF LONG-LIVED ASSETS
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

U.     USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as the provision for sales returns, inventory valuation using the retail inventory method, and accruals for self insurance, litigation and store relocations and closings. Actual results could differ from these estimates.

2.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 2,	March 3,
(in thousands)	2002	2001

Land and building	$5,173	$–

Furniture, fixtures and equipment	271,399	219,243

Leasehold improvements	205,310	168,370

Computer equipment	100,898	73,535

	582,780	461,148

Less: Accumulated depreciation and amortization	(221,039)	(158,492)

	$361,741	$302,656

3.	LINE OF CREDIT

During fiscal 2001, the Company entered into a $50 million uncommitted line of credit which replaced the Company’s previous $25 million committed line of credit (“the Credit Agreement”). The uncommitted line of credit, which expires in September 2002, is intended to be used for letters of credit in the ordinary course of business. During fiscal 2001, the Company had no direct borrowings under the uncommitted line of credit or the Credit Agreement; during fiscal 2000, the Company did not borrow under the Credit Agreement. As of March 2, 2002 and March 3, 2001, there were approximately $5.8 million and $2.9 million in outstanding letters of credit, respectively.

4.	INVESTMENT SECURITIES

The Company’s investment securities consist of held-to-maturity debt securities, which are stated at amortized cost, adjusted for amortization of premium to maturity. The Company intends to hold the securities to maturity and has classified the investment as such. The amortized cost of the investment is $51.9 million at March 2, 2002. The investment matures in February 2004.

5.	PROVISION FOR INCOME TAXES

The components of the provision for income taxes are as follows:

	FISCAL YEAR

(in thousands)	2001	2000	1999

Current:

Federal	$123,787	$102,178	$82,652

State and local	11,953	11,678	9,446

	135,740	113,856	92,098

Deferred:

Federal	1,188	(3,535)	(7,356)

State and local	545	(404)	(841)

	1,733	(3,939)	(8,197)

	$137,473	$109,917	$83,901

BED BATH & BEYOND ANNUAL REPORT 2001

Notes to Consolidated Financial Statements

(Continued)

         Included in other current assets and in deferred rent and other liabilities is a net current deferred income tax asset of $39.6 million and a net noncurrent deferred income tax liability of $8.1 million, respectively, which reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities consist of the following:

	March 2,	March 3,
(in thousands)	2002	2001

Deferred Tax Assets:

Inventories	$14,827	$13,729

Deferred rent	10,193	9,103

Other	27,606	21,684

Deferred Tax Liability:

Depreciation	(21,122)	(11,279)

	$31,504	$33,237

         For fiscal 2001, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00% and the state income tax rate, net of Federal benefit, of 3.50%. For fiscal 2000 and 1999, the effective tax rate was comprised of the Federal statutory income tax rate of 35.00% and the state income tax rate, net of Federal benefit, of 4.00%.

6.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

A.     The Company has an interest in certain life insurance policies on the lives of its Co-Chairmen. The beneficiaries of these policies are related to the aforementioned individuals. The Company’s interest in these policies is equivalent to the net premiums paid by the Company. At March 2, 2002 and March 3, 2001, other assets (noncurrent) include $5.0 million and $4.5 million, respectively, representing the Company’s interest in the life insurance policies.

B.     The Company obtained certain payroll services from a related party through August 2001. The Company paid fees for such services of $203,000, $366,000 and $557,000 for fiscal 2001, 2000 and 1999, respectively.

C.     The Company made charitable contributions to the Mitzi and Warren Eisenberg Family Foundation, Inc. (the “Eisenberg Foundation”) and the Feinstein Family Foundation, Inc. (the “Feinstein Foundation”) in the aggregate amounts of $761,000, $634,000 and $488,000 for fiscal 2001, 2000 and 1999, respectively. The Eisenberg Foundation and the Feinstein Foundation are each not-for-profit corporations of which Messrs. Eisenberg and Feinstein, the Co-Chairmen of the Company, and their family members are the trustees and officers.

7.	LEASES

The Company leases retail stores, as well as warehouses, office facilities and equipment, under agreements expiring at various dates through 2022. Certain leases provide for contingent rents (which are based upon store sales exceeding stipulated amounts and are immaterial in fiscal 2001, 2000 and 1999), scheduled rent increases and renewal options generally ranging from five to fifteen years. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

         As of March 2, 2002, future minimum lease payments under noncancelable operating leases are as follows:

FISCAL YEAR	(in thousands)	AMOUNT

2002		$198,275

2003		207,073

2004		203,493

2005		201,150

2006		197,032

Thereafter		1,134,924

Total future minimum lease payments		$2,141,947

         As of March 29, 2002, the Company had executed leases for 50 stores planned for opening in fiscal 2002.

         Expenses for all operating leases were $178.7 million, $142.6 million and $113.3 million for fiscal 2001, 2000 and 1999, respectively.

BED BATH & BEYOND ANNUAL REPORT 2001

8.	EMPLOYEE BENEFIT PLAN

The Company has a defined contribution 401(k) savings plan (the “Plan”) covering all eligible employees. Participants may defer between 1% and 15% of annual pre-tax compensation subject to statutory limitations. The Company has an option to contribute an amount as determined by the Board of Directors. In addition, each participant may elect to make voluntary, non-tax deductible contributions in excess of the pre-tax compensation limit up to 15% of compensation. As of March 2, 2002, the Company has made no contributions to the Plan.

9.	COMMITMENTS AND CONTINGENCIES

The Company maintains employment agreements with its Co-Chairmen, which extend through 2007. The agreements provide for a base salary (which may be increased by the Board of Directors), termination payments, pension benefits and other terms and conditions of employment.

         The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid income taxes of $89.8 million, $68.0 million and $67.2 million in fiscal 2001, 2000 and 1999, respectively.

11.	STOCK OPTION PLANS

Options to purchase shares of the Company’s common stock have been granted to employees under various stock option plans, which plans aggregated 64.4 million shares of common stock, subject to adjustment under certain circumstances. Option grants, which are issued at market value on the date of grant, generally become exercisable in five equal installments beginning one to three years after the date of grant, and in all events, expire ten years after the date of grant. All option grants are non-qualified. The following table summarizes stock option transactions:

	NUMBER OF	WEIGHTED-AVERAGE
	SHARES	EXERCISE PRICE

Outstanding at February 27, 1999	23,472,538	$6.67

Options granted	5,533,900	15.49

Options exercised	(1,975,374)	3.94

Options canceled	(807,064)	9.67

Outstanding at February 26, 2000	26,224,000	8.65

Options granted	6,149,700	12.73

Options exercised	(7,078,153)	5.33

Options canceled	(1,123,562)	12.02

Outstanding at March 3, 2001	24,171,985	10.51

Options granted	3,439,800	23.73

Options exercised	(3,550,917)	7.25

Options canceled	(943,860)	14.41

Outstanding at March 2, 2002	23,117,008	$12.80

Options exercisable:

At February 26, 2000	7,240,180	$4.81

At March 3, 2001	4,904,297	$7.12

At March 2, 2002	6,155,914	$9.30

         The stock option committees determine the number of shares and the option price per share for all options issued under the stock option plans.

BED BATH & BEYOND ANNUAL REPORT 2001

Notes to Consolidated Financial Statements

(Continued)

         The following tables summarize information pertaining to stock options outstanding and exercisable at March 2, 2002:

OPTIONS OUTSTANDING

		WEIGHTED-AVERAGE	WEIGHTED
RANGE OF	NUMBER	REMAINING	AVERAGE-
EXERCISE PRICES	OUTSTANDING	CONTRACTUAL LIFE	EXERCISE PRICE

$1.06 to 7.81	5,542,956	4.38	$5.39

7.91 to 11.47	5,445,560	7.73	11.16

11.83 to 11.83	3,067,477	6.24	11.83

11.94 to 16.16	4,897,065	7.32	15.18

16.81 to 34.88	4,163,950	8.99	22.72

$1.06 to 34.88	23,117,008	6.87	$12.80

OPTIONS EXERCISABLE

RANGE OF	NUMBER	WEIGHTED-AVERAGE
EXERCISE PRICES	EXERCISABLE	EXERCISE PRICE

$1.06 to 7.81	2,823,836	$4.71

7.91 to 11.47	958,000	10.55

11.83 to 11.83	601,637	11.83

11.94 to 16.16	1,626,311	14.72

16.81 to 34.88	146,130	19.07

$1.06 to 34.88	6,155,914	$9.30

         The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in connection with the stock option plans. Set forth below are the Company’s net earnings and net earnings per share “as reported,” and as if compensation cost had been recognized (“pro-forma”) in accordance with the fair value provisions of SFAS No. 123:

	FISCAL YEAR

(in thousands, except per share data)	2001	2000	1999

NET EARNINGS:

As reported	$219,599	$171,922	$131,229

Pro forma	$200,009	$154,540	$119,158

NET EARNINGS PER SHARE:

Basic:

As reported	$0.76	$0.61	$0.47

Pro forma	$0.69	$0.54	$0.43

Diluted:

As reported	$0.74	$0.59	$0.46

Pro forma	$0.67	$0.53	$0.41

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants for fiscal 2001, 2000 and 1999, respectively: dividend yield of 0% for all years; expected volatility of 45%, 45% and 42%; risk-free interest rates of 4.80%, 6.58% and 5.95%; and expected lives of seven years for all years. The weighted-average fair value of options granted during the year is $12.77, $7.25 and $8.34 for fiscal 2001, 2000 and 1999, respectively.

12.	SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(in thousands, except per share data)	FISCAL 2001 QUARTER ENDED

	JUNE 2,	SEPTEMBER 1,	DECEMBER 1,	MARCH 2,
	2001	2001	2001	2002

Net sales	$575,833	$713,636	$759,438	$879,055

Gross profit	234,959	291,342	311,030	370,235

Operating profit	45,602	84,672	83,749	132,077

Earnings before provision for income taxes	48,792	87,730	86,120	134,430

Provision for income taxes	18,785	33,776	33,156	51,756

Net earnings	$30,007	$53,954	$52,964	$82,674

EPS – Basic (1)	$.10	$.19	$.18	$.28

EPS – Diluted (1)	$.10	$.18	$.18	$.28

[Additional columns below]

[Continued from above table, first column(s) repeated]

(in thousands, except per share data)	FISCAL 2000 QUARTER ENDED

	MAY 27,	AUGUST 26,	NOVEMBER 25,	MARCH 3,
	2000	2000	2000	2001

Net sales	$459,163	$589,381	$602,004	$746,107

Gross profit	187,293	241,284	246,080	311,802

Operating profit	36,339	70,009	64,592	101,898

Earnings before provision for income taxes	38,301	71,440	66,664	105,434

Provision for income taxes	14,937	27,862	25,999	41,119

Net earnings	$23,364	$43,578	$40,665	$64,315

EPS – Basic (1)	$.08	$.15	$.14	$.22

EPS – Diluted (1)	$.08	$.15	$.14	$.22

(1)	Net earnings per share (“EPS”) amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

BED BATH & BEYOND ANNUAL REPORT 2001

13.	ACQUISITION

Subsequent to year end, on March 5, 2002, the Company consummated the acquisition of Harmon Stores, Inc., a health and beauty care retailer. The Company believes the acquisition will not have a material effect on its consolidated results of operations or financial condition in fiscal 2002.

         Effective March 3, 2002, the Company adopted SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the purchase method of accounting for business combinations initiated or completed after June 30, 2001. SFAS No. 142 discontinued the amortization of goodwill and other intangible assets with indefinite useful lives and requires periodic goodwill impairment testing. Consequently, the Company will not amortize any goodwill recognized as a result of the acquisition and will perform impairment testing as required. The Company does not believe that the adoption of SFAS No. 141 and SFAS No. 142 will have a material impact on the Company’s consolidated financial statements.

Independent Auditors’ Report

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BED BATH & BEYOND INC.:

We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of March 2, 2002 and March 3, 2001, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended March 2, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of March 2, 2002 and March 3, 2001, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended March 2, 2002 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
March 29, 2002

BED BATH & BEYOND ANNUAL REPORT 2001

Directors and Officers

Bed Bath & Beyond Inc. and Subsidiaries	This past year we said goodbye to Director Robert J. Swartz, who passed away after having served as a Director of the Company since 1992. Bob was a significant and guiding source of experience, wisdom and insight, and above all else, a good friend. He will be missed.

DIRECTORS

Warren Eisenberg	Dean S. Adler

Co-Chairman and Co-Chief Executive Officer,	Principal, Lubert-Adler Management

Bed Bath & Beyond Inc.	Philadelphia, PA

Leonard Feinstein	Klaus Eppler

Co-Chairman and Co-Chief Executive Officer,	Partner, Proskauer Rose LLP

Bed Bath & Beyond Inc.	New York, New York

Steven H. Temares	Robert S. Kaplan

President and Chief Operating Officer,	Vice Chairman, The Goldman Sachs Group, Inc.

Bed Bath & Beyond Inc.	New York, New York

Victoria A. Morrison

Partner, Riker, Danzig, Scherer, Hyland & Perretti LLP

Morristown, New Jersey

OFFICERS

Warren Eisenberg	Scott Hames

Co-Chairman and Co-Chief Executive Officer	Vice President and General Merchandise Manager – Planning and Allocation

Leonard Feinstein	Alan Jacobson

Co-Chairman and Co-Chief Executive Officer	Vice President – Stores – Western Region

Steven H. Temares	Todd Johnson

President and Chief Operating Officer	Vice President and General Merchandise Manager – Hardlines

Ronald Curwin	Nancy J. Katz

Chief Financial Officer and Treasurer	Vice President and General Merchandise Manager – Softlines

Arthur Stark	Edward Kopil

Chief Merchandising Officer and Senior Vice President	Vice President – Stores – Southern Region

Matthew Fiorilli	Phillip Kornbluh

Senior Vice President – Stores	Vice President – Visual Merchandising

Eugene A. Castagna	Susan E. Lattmann

Vice President – Finance	Vice President – Controller

Michael Honeyman	Rita Little

Vice President – Corporate Administration and Operations	Vice President – Marketing

Richard C. McMahon	Martin Lynch

Vice President and Chief Information Officer	Vice President – Merchandise Operations

Allan N. Rauch	Jeffrey W. Macak

Vice President – Legal and General Counsel	Vice President – Supply Chain

G. William Waltzinger, Jr.	Stephen J. Murray

Vice President – Corporate Development	Vice President – Information Technology

Jim Brendle	William Onksen

Vice President – Construction and Store Development	Vice President – Stores – MidAtlantic and Midwest Regions

P. Timothy Brewster	Christine R. Pirog

Vice President – Stores – N.Y.C. Region	Vice President – Store Operations

Michael J. Callahan	Joseph P. Rowland

Vice President – Corporate Counsel	Vice President – E-Service Operations

Martin Eisenberg	Scott Sheldon

Vice President – Stores – Northeast Region	Vice President – Harmon Stores, Inc.

Seth D. Geldzahler	Concetta Van Dyke

Vice President – Real Estate	Vice President – Human Resources

Robert Germano

President – Harmon Stores, Inc.

BED BATH & BEYOND ANNUAL REPORT 2001

Corporate and Shareholder Information

CORPORATE OFFICE
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083
Telephone: 908/688-0888

BED BATH & BEYOND
PROCUREMENT CO. INC.
110 Bi-County Boulevard, Suite 114
Farmingdale, New York 11735
Telephone: 631/420-7050

SHAREHOLDER INFORMATION
A copy of the Company’s 2001 Annual Report as filed with the Securities and Exchange Commission may be obtained from the Investor Relations Department at the Corporate Office.
Fax: 908/810-8813

STOCK LISTING
NASDAQ National Market Trading symbol BBBY.

STOCK ACTIVITY
The following table sets forth by fiscal quarter the high and low reported closing prices of the Company’s Common Stock on the NASDAQ National Market during fiscal 2001 and fiscal 2000:

QUARTER	HIGH	LOW

FISCAL 2001

First	$31.73	$23.19

Second	33.03	28.28

Third	33.58	20.38

Fourth	35.22	30.90

FISCAL 2000

First	$21.81	$11.38

Second	20.19	16.38

Third	26.44	17.44

Fourth	27.06	20.17

At March 29, 2002, there were approximately 685 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

TRANSFER AGENT
The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
Telephone: 800/937-5449

INDEPENDENT AUDITORS
KPMG LLP
345 Park Avenue
New York, New York 10154

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 9:00 a.m. Thursday, June 27, 2002, at the Headquarters Plaza Hotel, Three Headquarters Plaza, Morristown, New Jersey.

WEBSITES
www.bedbathandbeyond.com
www.harmondiscount.com

Store Locations

(as of May 3, 2002)

BED BATH & BEYOND

Alabama	5	Nebraska	1

Arizona	5	Nevada	2

Arkansas	2	New Hampshire	1

California	45	New Jersey	21

Colorado	12	New Mexico	1

Connecticut	7	New York	18

Delaware	1	North Carolina	14

Florida	35	North Dakota	2

Georgia	14	Ohio	16

Idaho	1	Oklahoma	3

Illinois	16	Oregon	4

Indiana	8	Pennsylvania	20

Iowa	3	Rhode Island	2

Kansas	5	South Carolina	6

Kentucky	3	Tennessee	7

Louisiana	5	Texas	31

Maine	2	Utah	4

Maryland	11	Vermont	1

Massachusetts	9	Virginia	16

Michigan	19	Washington	10

Minnesota	7	Wisconsin	3

Mississippi	1

Missouri	7	Puerto Rico	1

		Total	407

For exact Bed Bath & Beyond locations, visit us at www.bedbathandbeyond.com or call 1-800-GO BEYOND.

HARMON STORES, INC

Connecticut	1

New Jersey	22

New York	5	Total	28

For exact Harmon locations, visit us at www.harmondiscount.com.

BED BATH & BEYOND ANNUAL REPORT 2001