Form 10-K, Exhibit 13
period 2003-03-01
BED BATH & BEYOND INC
filed 2003-05-29
CIK 886158

PORTIONS OF ANNUAL REPORT ON FORM 10-K

ITEM 15 (a)(3)

Exhibit 13

BED BATH & BEYOND INC.

Fiscal Year Ended March 1, 2003

22

Selected Financial Data (in thousands, except per share and selected operating data)

	FISCAL YEAR ENDED (1)

	March 1,	March 2,	March 3,	February 26,	February 27,	February 28,
	2003	2002	2001	2000	1999	1998

STATEMENT OF EARNINGS DATA
Net sales	$3,665,164	$2,927,962	$2,396,655	$1,857,505	$1,382,345	$1,057,135
Gross profit	1,518,547	1,207,566	986,459	766,801	576,125	441,016
Operating profit	480,057	346,100	272,838	209,340	158,052	118,914
Net earnings	302,179	219,599	171,922	131,229	97,346	73,142
Net earnings per share – Diluted (2)	$1.00	$.74	$.59	$.46	$.34	$.26
SELECTED OPERATING DATA
Number of Bed Bath & Beyond stores open (at period end)	490	396	311	241	186	141
Total square feet of Bed Bath & Beyond store space (at period end)	17,255,000	14,724,000	12,204,000	9,815,000	7,688,000	5,767,000
Percentage increase in comparable store net sales	7.9%	7.1%	5.0%	9.2%	7.6%	6.4%
BALANCE SHEET DATA (AT PERIOD END)
Working capital	$914,220	$715,439	$532,524	$360,585	$267,557	$188,293
Total assets	2,188,842	1,647,517	1,195,725	865,800	633,148	458,330
Long-term debt	—	—	—	—	—	—
Shareholders’ equity	$1,451,921	$1,094,350	$817,018	$559,045	$411,087	$295,397

[Additional columns below]

[Continued from above table, first column(s) repeated]

	FISCAL YEAR ENDED (1)

	March 1,	February 25,	February 26,	February 27,	February 28,
	1997	1996	1995	1994	1993

STATEMENT OF EARNINGS DATA
Net sales	$816,912	$597,352	$437,807	$304,571	$216,411
Gross profit	341,168	250,036	183,819	127,972	90,528
Operating profit	90,607	67,585	51,685	36,906	26,660
Net earnings	55,015	39,459	30,013	21,887	15,960
Net earnings per share – Diluted (2)	$.20	$.14	$.11	$.08	$.06
SELECTED OPERATING DATA
Number of Bed Bath & Beyond stores open (at period end)	108	80	61	45	38
Total square feet of Bed Bath & Beyond store space (at period end)	4,347,000	3,214,000	2,339,000	1,512,000	1,128,000
Percentage increase in comparable store net sales	6.1%	3.8%	12.0%	10.6%	7.2%
BALANCE SHEET DATA (AT PERIOD END)
Working capital	$127,333	$91,331	$74,390	$56,001	$34,842
Total assets	329,925	235,810	176,678	121,468	76,654
Long-term debt	—	5,000	16,800	13,300	—
Shareholders’ equity	$214,361	$151,446	$108,939	$77,305	$54,643

(1)	Each fiscal year represents 52 weeks, except for fiscal 2000 (ended March 3, 2001) which represents 53 weeks and fiscal 1996 (ended March 1, 1997) which represents 52 weeks and 6 days.

(2)	Net earnings per share amounts for fiscal 2000 and prior have been adjusted for two-for-one stock splits of the Company’s common stock (each of which was effected in the form of a 100% stock dividend), which were distributed in fiscal 2000, 1998, 1996 and 1993. The Company has not declared any cash dividends in any of the fiscal years noted above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated (i) selected statement of earnings data of the Company expressed as a percentage of net sales and (ii) the percentage change in dollar amounts from the prior year in selected statement of earnings data:

	FISCAL YEAR ENDED

		PERCENTAGE		PERCENTAGE CHANGE
		OF NET SALES		FROM PRIOR YEAR

	MARCH 1,	MARCH 2,	MARCH 3,	MARCH 1,	MARCH 2,
	2003	2002	2001	2003	2002

Net sales	100.0%	100.0%	100.0%	25.2%	22.2%
Cost of sales	58.6	58.8	58.8	24.8	22.0
Gross profit	41.4	41.2	41.2	25.8	22.4
Selling, general and administrative expenses	28.3	29.4	29.8	20.5	20.7
Operating profit	13.1	11.8	11.4	38.7	26.9
Earnings before provision for income taxes	13.4	12.2	11.8	37.6	26.7
Net earnings	8.2	7.5	7.2	37.6	27.7

FISCAL 2002 COMPARED WITH FISCAL 2001

In fiscal 2002, the Company expanded Bed Bath & Beyond (“BBB”) store space by 17.2%, from 14,724,000 square feet at fiscal year end 2001 to 17,255,000 square feet at fiscal year end 2002. The 2,531,000 square feet increase was primarily the result of opening 95 new BBB stores offset by the closing of one small store.

     Net sales in fiscal 2002 increased $737.2 million to $3.665 billion, representing an increase of 25.2% over the $2.928 billion net sales in fiscal 2001. Approximately 68% of the increase was attributable to new store net sales and the balance to an increase in comparable store net sales and the acquisition of Harmon Stores, Inc. (“Harmon”) in March 2002.

     Approximately 55% and 45% of net sales in fiscal 2002 were attributable to sales of domestics merchandise and home furnishings, respectively. The Company estimates that bed linens accounted for approximately 19% of net sales during fiscal 2002 and fiscal 2001. No other individual product category accounted for 10% or more of net sales during either fiscal year.

     Gross profit in fiscal 2002 was $1.519 billion or 41.4% of net sales, compared with $1.208 billion or 41.2% of net sales a year ago. The increase in gross profit as a percentage of net sales was primarily attributable to an improved markup on the mix of product purchased, partially offset by a relative increase in markdowns recorded in fiscal 2002 as compared to fiscal 2001.

     Comparable store sales for fiscal 2002 increased by approximately 7.9%, compared with an increase of approximately 7.1% in fiscal 2001. The increase in comparable store net sales relative to fiscal 2001 reflected a number of factors, including but not limited to, the continued consumer acceptance of the Company’s merchandise offerings, a strong focus on customer service and the continued success of the Company’s advertising program.

     Selling, general and administrative expenses (“SG&A”) were $1.038 billion or 28.3% of net sales in fiscal 2002 compared to $861.5 million or 29.4% of net sales in fiscal 2001. The decrease in SG&A as a percentage of net sales primarily reflects a decrease in occupancy costs and costs associated with new store openings, partially offset by an increase in payroll and payroll related items. Store opening and expansion costs are charged to earnings as incurred.

     Interest income increased to $11.3 million in fiscal 2002 compared to $11.0 million in fiscal 2001 due to an increase in invested cash partially offset by a decrease in the average investment rate.

     The effective tax rate was 38.5% for both fiscal 2002 and fiscal 2001 due to the weighted average effective tax rate remaining consistent in the states and territory in which the Company currently conducts business.

FISCAL 2001 COMPARED WITH FISCAL 2000

In fiscal 2001 (52 weeks), the Company expanded store space by 20.6%, from 12,204,000 square feet at fiscal year end 2000 (53 weeks) to 14,724,000 square feet at fiscal year end 2001. The 2,520,000 square feet increase was the result of opening 85 new stores.

BED BATH & BEYOND ANNUAL REPORT 2002

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(Continued)

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

     Gross profit in fiscal 2001 was $1.208 billion or 41.2% of net sales, compared with $986.5 million or 41.2% of net sales in fiscal 2000. Gross profit, as a percentage of net sales, remained consistent due to the similar product mix in fiscal 2001 and fiscal 2000.

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

     SG&A was $861.5 million or 29.4% of net sales in fiscal 2001 compared to $713.6 million or 29.8% of net sales in fiscal 2000. The decrease in SG&A as a percentage of net sales primarily reflected a relative decrease in payroll and payroll related items primarily due to an increase in store productivity. Store opening and expansion costs were charged to earnings as incurred.

     Interest income increased to $11.0 million in fiscal 2001 compared to $9.0 million in fiscal 2000 due to an increase in invested cash partially offset by a decrease in the average investment rate.

     The effective tax rate decreased to 38.5% for fiscal 2001 compared with 39.0% for fiscal 2000 due to a decrease in the amount provided for state and local taxes resulting primarily from the composition of states and territory in which the Company currently conducts business.

EXPANSION PROGRAM

The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets and the expansion or relocation of existing stores. In the eleven year period from the beginning of fiscal 1992 to the end of fiscal 2002, the chain has grown from 34 to 490 BBB stores. Total BBB stores’ square footage grew from 917,000 square feet at the beginning of fiscal 1992 to 17,255,000 square feet at the end of fiscal 2002. There were 29 Harmon stores with 197,000 square feet at the end of fiscal 2002.

     The Company intends to continue its expansion program and currently anticipates that in fiscal 2003 it will open between 80 and 90 new BBB stores (see details under “Liquidity and Capital Resources” below). The Company believes that a predominant portion of any increase in its net sales in fiscal 2003 will continue to be attributable to new store net sales. Accordingly, the continued growth of the Company is dependent, in large part, upon the Company’s ability to execute its expansion program successfully, of which there can be no assurance.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been able to finance its operations, including its expansion program, through internally generated funds. Net cash provided by operating activities in fiscal 2002 was $419.3 million, compared with $338.0 million in fiscal 2001. The change in net cash provided by operating activities was primarily attributable to an increase in net income.

     Net cash used in investing activities in fiscal 2002 was $357.4 million, compared with $173.5 million in fiscal 2001. The change in net cash used in purchases of investing activities is primarily attributable to an increase in investment securities and the acquisition of Harmon.

     Net cash provided by financing activities in fiscal 2002 was $24.2 million, compared with $25.8 million in fiscal 2001. The change in net cash provided by financing activities is attributable to a decrease in proceeds from the exercise of stock options compared to the prior year.

BED BATH & BEYOND ANNUAL REPORT 2002

     During fiscal 2002, the Company increased its uncommitted line of credit from $50 million to $75 million. The current uncommitted line of credit, which expires in September 2003, is intended to be used for letters of credit in the ordinary course of business. During fiscal 2002 and 2001, the Company had no direct borrowings under the uncommitted line of credit. The Company believes that during fiscal 2003, internally generated funds will be sufficient to fund its operations, including its expansion program.

     The Company has contractual obligations consisting of all operating leases for buildings, office and other facilities and equipment which are payable as follows as of March 1, 2003:

		LESS THAN 1			AFTER 5
(in 000's)	TOTAL	YEAR	1-3 YEARS	4-5 YEARS	YEARS

Operating Leases	$2,358,770	$230,974	$711,956	$442,894	$972,946

     As of May 2, 2003, the Company has leased sites for 60 new BBB stores planned for opening in fiscal 2003, including seven new stores already opened in Mira Mesa, California; St. Augustine, Florida; Coeur d’Alene, Idaho; Dubuque, Iowa; Wilton (Saratoga), New York; Chattanooga, Tennessee; and Tyler, Texas.

     Approximate aggregate costs for the 60 leased stores planned for opening in fiscal 2003 are estimated at $79.4 million for merchandise inventories, $32.5 million for furniture and fixtures and leasehold improvements and $10.9 million for store opening expenses (which will be expensed as incurred). In addition to the 60 locations already leased, the Company expects to open approximately 20 to 30 additional locations during fiscal 2003.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” The standard requires entities to record the fair value of a liability for an asset retirement obligation. SFAS No. 143 is effective for the Company in fiscal 2003. The Company does not believe that the adoption of SFAS No. 143 will have a material impact on the Company’s consolidated financial statements.

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other items, SFAS No. 145 updates and clarifies existing accounting pronouncements related to reporting gains and losses from the extinguishment of debt and certain lease modifications that have economic effects similar to sale-leaseback transactions. SFAS No. 145 is effective for the Company in fiscal 2003. The Company does not believe that the adoption of SFAS No. 145 will have a material impact on the Company’s consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures for interim and annual reports regarding obligations under certain guarantees issued by a guarantor. Under FIN No. 45, the guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee. The recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements for FIN No. 45 are effective for interim and annual financial statements issued after December 15, 2002. The Company does not believe that the adoption of FIN No. 45 will have a material impact on the Company’s consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as the provision for sales returns, inventory valuation using the retail inventory method, impairment of assets, vendor allowances and accruals for self insurance, litigation and store relocations and closings. Actual results could differ from these estimates.

     Sales Returns: Sales returns, which are reserved for based on historical experience, are provided for in the period that the related sales are recorded.

     Inventory Valuation: Merchandise inventories are stated at the lower of cost or market, using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. At any one time, inventories include items that have been marked down to the Company’s best estimate of their fair market value. Actual markdowns required could differ from this estimate.

BED BATH & BEYOND ANNUAL REPORT 2002

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(Continued)

     Impairment of Assets: The Company periodically reviews long-lived assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of the estimated net cash flows. The Company does not believe that any material impairment currently exists related to its long-lived assets.

     Vendor Allowances: The Company receives various types of allowances from our merchandise vendors, which are based on negotiated terms. These allowances are recorded when earned as a reduction of cost of sales or as a reduction of other costs in accordance with the provisions of the FASB’s Emerging Issues Task Force Issue No. 02-16 “Accounting by a Customer (Including a Resale) for Certain Consideration Received from a Vendor.”

     Self Insurance: The Company uses self insurance for a number of risks including worker’s compensation, general liability, automobile liability and employee related health care benefits (a portion of which is paid by our employees). Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

     Litigation: The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business which is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to its pending litigation and revises its estimates as appropriate.

     Store Opening, Expansion, Relocation and Closing Costs: Store opening, expansion, relocation and closing costs are charged to earnings as incurred. Prior to the adoption of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which was effective for any exit or disposal activity initiated after December 31, 2002, costs related to store relocations and closings were provided for in the period in which management approved the relocation or closing of a store.

ACQUISITION

On March 5, 2002, the Company acquired Harmon, a health and beauty care retailer, which did not have a material effect on its consolidated results of operations or financial condition in fiscal 2002.

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

SEASONALITY

The Company exhibits less seasonality than many other retail businesses, although sales levels are generally higher in August, November and December, and generally lower in February and March.

BED BATH & BEYOND ANNUAL REPORT 2002

Consolidated Balance Sheets
Bed Bath & Beyond Inc. and Subsidiaries

	March 1,	March 2,
(in thousands, except per share data)	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$515,670	$429,496
Short term investment securities	100,927	—
Merchandise inventories	915,671	753,972
Other current assets	62,123	43,249

Total current assets	1,594,391	1,226,717

Long term investment securities	148,005	51,909
Property and equipment, net	423,907	361,741
Other assets	22,539	7,150

	$2,188,842	$1,647,517

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$362,965	$270,917
Accrued expenses and other current liabilities	246,198	190,923
Income taxes payable	71,008	49,438

Total current liabilities	680,171	511,278

Deferred rent and other liabilities	56,750	41,889

Total liabilities	736,921	553,167

Commitments and contingencies (notes 3, 7 and 9)
Shareholders’ equity:
Preferred stock – $0.01 par value; authorized – 1,000 shares; no shares issued or outstanding	—	—
Common stock – $0.01 par value; authorized – 900,000 shares; issued and outstanding – March 1, 2003, 294,430 shares and March 2, 2002, 291,441 shares	2,944	2,914
Additional paid–in capital	294,034	238,672
Retained earnings	1,154,943	852,764

Total shareholders’ equity	1,451,921	1,094,350

	$2,188,842	$1,647,517

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND ANNUAL REPORT 2002

Consolidated Statements of Earnings
Bed Bath & Beyond Inc. and Subsidiaries

	FISCAL YEAR ENDED

	March 1,	March 2,	March 3,
(in thousands, except per share data)	2003	2002	2001

Net sales	$3,665,164	$2,927,962	$2,396,655
Cost of sales	2,146,617	1,720,396	1,410,196

Gross profit	1,518,547	1,207,566	986,459
Selling, general and administrative expenses	1,038,490	861,466	713,621

Operating profit	480,057	346,100	272,838
Interest income	11,291	10,972	9,001

Earnings before provision for income taxes	491,348	357,072	281,839
Provision for income taxes	189,169	137,473	109,917

Net earnings	$302,179	$219,599	$171,922

Net earnings per share – Basic	$1.03	$0.76	$0.61
Net earnings per share – Diluted	$1.00	$0.74	$0.59
Weighted average shares outstanding – Basic	292,927	289,877	283,925
Weighted average shares outstanding – Diluted	301,147	298,667	292,876

Consolidated Statements of Shareholders’ Equity

Bed Bath & Beyond Inc. and Subsidiaries

	COMMON STOCK		ADDITIONAL
			PAID-IN	RETAINED
(in thousands)	SHARES	AMOUNT	CAPITAL	EARNINGS	TOTAL

Balance at February 26, 2000	280,812	$2,808	$94,994	$461,243	$559,045
Net earnings				171,922	171,922
Shares sold under employee stock option plans	7,078	71	85,980		86,051

Balance at March 3, 2001	287,890	2,879	180,974	633,165	817,018
Net earnings				219,599	219,599
Shares sold under employee stock option plans	3,551	35	57,698		57,733

Balance at March 2, 2002	291,441	2,914	238,672	852,764	1,094,350
Net earnings				302,179	302,179
Shares sold under employee stock option plans	2,989	30	55,362		55,392

Balance at March 1, 2003	294,430	$2,944	$294,034	$1,154,943	$1,451,921

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND ANNUAL REPORT 2002

Consolidated Statements of Cash Flows

Bed Bath & Beyond Inc. and Subsidiaries

	FISCAL YEAR ENDED

	March 1,	March 2,	March 3,
(in thousands)	2003	2002	2001

Cash Flows from Operating Activities:
Net earnings	$302,179	$219,599	$171,922
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	74,825	62,547	46,650
Amortization of bond premium	985	—	—
Tax benefit from exercise of stock options	31,176	31,980	48,295
Deferred income taxes	(13,291)	1,733	(3,939)
(Increase) decrease in assets, net of effect of acquisition:
Merchandise inventories	(145,789)	(147,268)	(136,271)
Other current assets	(7,927)	644	2,627
Other assets	190	206	(1,124)
Increase (decrease) in liabilities, net of effect of acquisition:
Accounts payable	86,144	78,516	47,287
Accrued expenses and other current liabilities	52,891	62,123	20,721
Income taxes payable	20,378	17,450	(1,602)
Deferred rent and other liabilities	17,556	10,426	3,370

Net cash provided by operating activities	419,317	337,956	197,936

Cash Flows from Investing Activities:
Purchase of investment securities	(368,008)	(51,909)	—
Redemption of investment securities	170,000	—	—
Acquisition, net of cash acquired	(24,097)	—	—
Capital expenditures	(135,254)	(121,632)	(140,395)

Net cash used in investing activities	(357,359)	(173,541)	(140,395)

Cash Flows from Financing Activities:
Proceeds from exercise of stock options	24,216	25,753	37,756

Net cash provided by financing activities	24,216	25,753	37,756

Net increase in cash and cash equivalents	86,174	190,168	95,297
Cash and cash equivalents:
Beginning of period	429,496	239,328	144,031

End of period	$515,670	$429,496	$239,328

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND ANNUAL REPORT 2002

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

C. FISCAL YEAR

The Company’s fiscal year is comprised of the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, fiscal 2002 and 2001 represented 52 weeks and ended on March 1, 2003 and March 2, 2002, respectively; and fiscal 2000 represented 53 weeks and ended March 3, 2001.

D. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

During fiscal 2002, the Company adopted the following pronouncements:

     Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of goodwill separate from other intangible assets. The Company adopted SFAS No. 141 in fiscal 2002. The adoption of SFAS No. 141 did not have a material impact on the Company’s consolidated financial statements.

     SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 discontinued the amortization of goodwill and other intangible assets with indefinite useful lives and requires periodic goodwill impairment testing. The Company’s only goodwill arose from the March 2002 acquisition of Harmon Stores, Inc. (“Harmon”). The Company did not amortize any goodwill recognized as a result of the acquisition of Harmon (see Note 13 - Acquisition) and performed impairment testing as of the Company’s fiscal year end date. The Company adopted SFAS No. 142 in fiscal 2002. The adoption of SFAS No. 142 did not have a material impact on the Company’s consolidated financial statements.

     SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” while retaining many of the fundamental provisions covered by that statement. SFAS No. 144 differs fundamentally from SFAS No. 121 in that goodwill and other intangible assets, that are not amortized, are excluded from the scope of SFAS No. 144. SFAS No. 144 also expands the scope of discontinued operations to include more types of disposal transactions. The Company adopted SFAS No. 144 in fiscal 2002. The adoption of SFAS No. 144 did not have a material impact on the Company’s consolidated financial statements.

     SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred. The provisions of SFAS No. 146 were effective for any exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 in fiscal 2002. The adoption of SFAS No. 146 did not have a material impact on the Company’s consolidated financial statements.

     SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 is an amendment of SFAS No. 123, “Accounting for Stock-Based Compensation,” and provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used. For the fiscal years ended 2002, 2001 and 2000, the Company accounted for stock options using the intrinsic value method prescribed under Accounting Principles Board (“APB”) No. 25, and accordingly, the Company did not recognize compensation expense for stock options. The Company continues to account for stock-based compensation using APB No. 25 and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. However, the Company has adopted the disclosure provisions for the current fiscal year and has included this information in Note 1(T.) – Stock-Based Compensation.

     In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.” EITF 02-16 addresses the accounting treatment for vendor allowances. As clarified by the EITF in January 2003, this issue is effective for arrangements with vendors initiated on or after January 1, 2003. The provisions of this consensus are consistent with the Company’s existing accounting policy and the application of EITF 02-16 is not expected to have a material impact on the Company’s consolidated financial statements.

BED BATH & BEYOND ANNUAL REPORT 2002

E. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

F. INVENTORY VALUATION

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

     The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $34.7 million, $34.3 million and $28.4 million for fiscal 2002, 2001 and 2000, respectively.

H. IMPAIRMENT OF LONG-LIVED ASSETS

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

I. INVESTMENT SECURITIES

Investment securities consist of U.S. Government Agency debt securities. Because the Company has the ability and intent to hold the securities until maturity, it classifies its securities as held-to-maturity. These investment securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

     Premiums and discounts are amortized or accreted over the life of the related held-to-maturity securities as an adjustment to interest using the effective interest method. Dividend and interest income are recognized when earned.

J. DEFERRED RENT

The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the noncancelable lease term. Deferred rent amounted to $29.1 million and $26.5 million as of March 1, 2003 and March 2, 2002, respectively.

K. SELF INSURANCE

The Company uses self insurance for a number of risks including worker’s compensation, general liability, automobile liability and employee related health care benefits (a portion of which is paid by our employees). Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

L. LITIGATION

The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business which is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to its pending litigation and revises its estimates as appropriate.

M. REVENUE RECOGNITION

Sales are recognized upon purchase by customers at our retail stores or when shipped for products purchased from our websites. The value of point of sale coupons and point of sale rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Shipping and handling fees that are billed to a customer in a sale transaction are recorded in sales. Revenues from gift cards, gift certificates and store credits are recognized when redeemed. Sales returns, which are reserved for based on historical experience, are provided for in the period that the related sales are recorded.

N. VENDOR ALLOWANCES

The Company receives various types of allowances from our merchandise vendors, which are based on negotiated terms. These allowances are recorded when earned as a reduction of cost of sales or as a reduction of other costs in accordance with the provisions of EITF 02-16.

BED BATH & BEYOND ANNUAL REPORT 2002

Notes to Consolidated Financial Statements
(Continued)

O. COST OF SALES

Cost of sales includes the cost of merchandise; certain buying, occupancy and indirect costs; shipping and handling costs and free merchandise incentives.

P. STORE OPENING, EXPANSION, RELOCATION AND CLOSING COSTS

Store opening, expansion, relocation and closing costs are charged to earnings as incurred. Prior to the adoption of SFAS No. 146, which was effective for any exit or disposal activity initiated after December 31, 2002, costs related to store relocations and closings were provided for in the period in which management approved the relocation or closing of a store.

Q. ADVERTISING COSTS

Expenses associated with store advertising are charged to earnings as incurred. Net advertising costs amounted to $58.8 million, $46.1 million and $37.0 million for fiscal 2002, 2001 and 2000, respectively.

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

     Options for which the exercise price was greater than the average market price of common shares as of the fiscal years ended 2002, 2001 and 2000 were not included in the computation of diluted earnings per share as the effect would be anti-dilutive. These consisted of options totaling 158,925 shares, 22,275 shares and 115,925 shares, respectively.

T. STOCK-BASED COMPENSATION

As permitted under SFAS No. 123, and subsequently amended by SFAS No. 148, the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but continues to apply the provisions of APB No. 25. The Company has complied with the disclosure requirements of SFAS No. 123.

     Accordingly, no compensation cost has been recognized in connection with the stock option plans. Set forth below are the Company’s net earnings and net earnings per share “as reported,” and as if compensation cost had been recognized (“pro-forma”) in accordance with the fair value provisions of SFAS No. 123:

	FISCAL YEAR

(in thousands)	2002	2001	2000

NET EARNINGS:
As reported	$302,179	$219,599	$171,922
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(25,443)	(19,590)	(17,382)

Pro-forma	$276,736	$200,009	$154,540
NET EARNINGS PER SHARE:
Basic:
As reported	$1.03	$0.76	$0.61
Pro-forma	$0.94	$0.69	$0.54
Diluted:
As reported	$1.00	$0.74	$0.59
Pro-forma	$0.92	$0.67	$0.53

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	FISCAL YEAR

	2002	2001	2000

Dividend yield	—	—	—
Expected volatility	45.00%	45.00%	45.00%
Risk free interest rates	4.72%	4.80%	6.58%
Expected lives (years)	7	7	7
Weighted average fair value of options granted during the year	$17.15	$12.77	$7.25

BED BATH & BEYOND ANNUAL REPORT 2002

U. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, investment securities, accounts payable, accrued expenses and other current liabilities, and other long term liabilities. The Company’s investment securities consist of held-to-maturity debt securities which are stated at amortized cost, adjusted for amortization of premium to maturity. The book value of all other financial instruments are representative of their fair values with the exception of investment securities (see Note 4 – Investment Securities).

V. USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as the provision for sales returns, inventory valuation using the retail inventory method, impairment of assets, vendor allowances and accruals for self insurance, litigation and store relocations and closings. Actual results could differ from these estimates.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 1,	March 2,
(in thousands)	2003	2002

Land and building	$6,875	$5,173
Furniture, fixtures and equipment	321,507	271,399
Leasehold improvements	268,493	205,310
Computer equipment	122,896	100,898

	719,771	582,780
Less: Accumulated depreciation and amortization	(295,864)	(221,039)

	$423,907	$361,741

3. LINE OF CREDIT

During fiscal 2002, the Company increased its uncommitted line of credit from $50 million to $75 million. The current uncommitted line of credit, which expires in September 2003, is intended to be used for letters of credit in the ordinary course of business. During fiscal 2002 and 2001, the Company had no direct borrowings under the uncommitted line of credit. As of March 1, 2003 and March 2, 2002, there were approximately $8.5 million and $5.8 million in outstanding letters of credit, respectively.

4. INVESTMENT SECURITIES

The Company’s investment securities consist of held-to-maturity U.S. Government Agency debt securities, which are stated at amortized cost, adjusted for amortization of premium to maturity. The Company intends to hold the securities to maturity and has classified the investments as such. The following table summarizes the Company’s investment securities:

	March 1,		March 2,
(in thousands)	2003		2002

	AMORTIZED	FAIR	AMORTIZED	FAIR
	COST	VALUE	COST	VALUE

U.S. Government Agency debt securities:
Short term	$100.9	$101.8	$—	$—
Long term	148.0	148.4	51.9	51.9

Total investment securities	$248.9	$250.2	$51.9	$51.9

     The securities with maturity dates within one year are classified as short term investment securities and those with maturity dates beyond one year are classified as long term investment securities. The maturity dates of long term investment securities extend to January 2005 based on the current contractual maturities. Actual maturities could differ from contractual maturities because borrowers have the right to call certain obligations.

BED BATH & BEYOND ANNUAL REPORT 2002

Notes to Consolidated Financial Statements

(Continued)

5. PROVISION FOR INCOME TAXES

The components of the provision for income taxes are as follows:

	FISCAL YEAR

(in thousands)	2002	2001	2000

Current:
Federal	$184,055	$123,787	$102,178
State and local	18,405	11,953	11,678

	202,460	135,740	113,856

Deferred:
Federal	(12,083)	1,188	(3,535)
State and local	(1,208)	545	(404)

	(13,291)	1,733	(3,939)

	$189,169	$137,473	$109,917

     At March 1, 2003 and March 2, 2002, included in other current assets and in deferred rent and other liabilities is a net current deferred income tax asset of $50.2 million and $39.6 million and a net noncurrent deferred income tax liability of $5.4 million and $8.1 million, respectively. These amounts represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities consist of the following:

	MARCH 1,	MARCH 2,
(in thousands)	2003	2002

Deferred Tax Assets:
Inventories	$18,134	$14,827
Deferred rent	11,207	10,193
Insurance	18,063	7,306
Other	22,578	20,300
Deferred Tax Liability:
Depreciation	(25,186)	(21,122)

	$44,796	$31,504

     For fiscal 2002 and 2001, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00% and the State income tax rate, net of Federal benefit, of 3.50%. For fiscal 2000, the effective tax rate was comprised of the Federal statutory income tax rate of 35.00% and the state income tax rate, net of Federal benefit, of 4.00%.

6. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

A.     The Company has an interest in certain life insurance policies on the lives of its Co-Chairmen. The beneficiaries of these policies are related to the aforementioned individuals. The Company’s interest in these policies is equivalent to the net premiums paid by the Company. At March 1, 2003 and March 2, 2002, other assets (noncurrent) include $5.4 million and $5.0 million, respectively, representing the Company’s interest in the life insurance policies.

B.     The Company obtained certain payroll services from a related party through August 2001. In fiscal 2002, the Company paid no such fees. The Company paid fees for such services of $203,000 and $366,000 for fiscal 2001 and 2000, respectively.

C.     The Company made charitable contributions to the Mitzi and Warren Eisenberg Family Foundation, Inc. (the “Eisenberg Foundation”) and the Feinstein Family Foundation, Inc. (the “Feinstein Foundation”) in the aggregate amounts of $913,000, $761,000 and $634,000 for fiscal 2002, 2001, and 2000, respectively. The Eisenberg Foundation and the Feinstein Foundation are each not-for-profit corporations of which Messrs. Eisenberg and Feinstein, the Co-Chairmen of the Company, and their family members are the trustees and officers.

D.     The Company leased warehouse space from a related party and paid occupancy costs of $461,000 in fiscal 2002.

7. LEASES

The Company leases retail stores, as well as warehouses, office facilities and equipment, under agreements expiring at various dates through 2022. Certain leases provide for contingent rents (which are based upon store sales exceeding stipulated amounts and are immaterial in fiscal 2002, 2001 and 2000), scheduled rent increases and renewal options generally ranging from five to fifteen years. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

     As of March 1, 2003, future minimum lease payments under noncancelable operating leases are as follows:

Fiscal Year	(in thousands)	Amount

2003		$230,974
2004		239,274
2005		238,294
2006		234,388
2007		225,483
Thereafter		1,190,357

Total future minimum lease payments		$2,358,770

     Expenses for all operating leases were $219.8 million, $178.7 million and $142.6 million for fiscal 2002, 2001 and 2000, respectively.

BED BATH & BEYOND ANNUAL REPORT 2002

8. EMPLOYEE BENEFIT PLANS

The Company has two defined contribution 401(k) savings plans (the “Bed Bath & Beyond Plan” and the “Harmon Plan”) covering all eligible Bed Bath & Beyond and Harmon employees, respectively. Participants may defer annual pretax compensation subject to statutory and Plan limitations. The Company has an option to contribute an amount as determined by the Board of Directors to either Plan. In addition, each participant in the Bed Bath & Beyond Plan may elect to make voluntary, non-tax deductible contributions in excess of the pre-tax compensation limit up to 15% of compensation. As of March 1, 2003, the Company has not made a material contribution to either Plan.

9. COMMITMENTS AND CONTINGENCIES

The Company maintains employment agreements with its Co-Chairmen, which extend through 2007. The agreements provide for a base salary (which may be increased by the Board of Directors), termination payments, post-retirement benefits and other terms and conditions of employment.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

10. SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid income taxes of $151.8 million, $89.8 million and $68.0 million in fiscal 2002, 2001 and 2000, respectively.

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

     The following table summarizes stock option transactions:

	NUMBER OF	WEIGHTED-AVERAGE
	SHARES	EXERCISE PRICE

Outstanding at February 26, 2000	26,224,000	$8.65
Options granted	6,149,700	12.73
Options exercised	(7,078,153)	5.33
Options canceled	(1,123,562)	12.02

Outstanding at March 3, 2001	24,171,985	10.51
Options granted	3,439,800	23.73
Options exercised	(3,550,917)	7.25
Options canceled	(943,860)	14.41

Outstanding at March 2, 2002	23,117,008	12.80
Options granted	4,335,000	31.95
Options exercised	(2,989,255)	8.09
Options canceled	(626,008)	20.45

Outstanding at March 1, 2003	23,836,745	$16.66

Options exercisable:
At March 3, 2001	4,904,297	$7.12
At March 2, 2002	6,155,914	$9.30
At March 1, 2003	8,404,205	$11.20

     The stock option committees determine the number of shares and the option price per share for all options issued under the stock option plans.

     The following tables summarize information pertaining to stock options outstanding and exercisable at March 1, 2003:

OPTIONS OUTSTANDING

		WEIGHTED-AVERAGE	WEIGHTED-
RANGE OF	NUMBER	REMAINING	AVERAGE
EXERCISE PRICES	OUTSTANDING	CONTRACTUAL LIFE	EXERCISE PRICE

$2.04 to 10.69	4,029,310	3.69	$5.84
10.97 to 11.47	4,649,850	6.99	11.46
11.83 to 14.77	5,160,637	5.79	13.16
14.86 to 23.78	5,635,508	7.38	20.20
23.84 to 36.24	4,361,440	9.07	31.78

$2.04 to 36.24	23,836,745	6.65	$16.66

OPTIONS EXERCISABLE

RANGE OF	NUMBER	WEIGHTED-AVERAGE
EXERCISE PRICES	EXERCISABLE	EXERCISE PRICE

$2.04 to 10.69	3,080,590	$5.70
10.97 to 11.47	1,200,010	11.45
11.83 to 14.77	3,051,637	13.74
14.86 to 23.78	1,011,948	18.95
23.84 to 36.24	60,020	29.38

$2.04 to 36.24	8,404,205	$11.20

BED BATH & BEYOND ANNUAL REPORT 2002

Notes to Consolidated Financial Statements

(Continued)

12. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(in thousands, except per share data)	FISCAL 2002 QUARTER ENDED				FISCAL 2001 QUARTER ENDED

	June 1,	August 31,	November 30,	March 1,	June 2,	September 1,	December 1,	March 2,
	2002	2002	2002	2003	2001	2001	2001	2002

Net sales	$776,798	$903,044	$936,030	$1,049,292	$575,833	$713,636	$759,438	$879,055
Gross profit	318,362	370,335	386,224	443,626	234,959	291,342	311,030	370,235
Operating profit	72,701	119,687	119,228	168,441	45,602	84,672	83,749	132,077
Earnings before provision for income taxes	75,283	122,697	122,133	171,235	48,792	87,730	86,120	134,430
Provision for income taxes	28,984	47,238	47,021	65,926	18,785	33,776	33,156	51,756
Net earnings	$46,299	$75,459	$75,112	$105,309	$30,007	$53,954	$52,964	$82,674
EPS – Basic (1)	$0.16	$0.26	$0.26	$0.36	$0.10	$0.19	$0.18	$0.28
EPS – Diluted (1)	$0.15	$0.25	$0.25	$0.35	$0.10	$0.18	$0.18	$0.28

(1)	Net earnings per share (“EPS”) amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

13. ACQUISITION

On March 5, 2002, the Company acquired Harmon, a health and beauty care retailer, which did not have a material effect on its consolidated results of operations or financial condition in fiscal 2002.

Independent Auditors’ Report

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BED BATH & BEYOND INC.:

We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of March 1, 2003 and March 2, 2002, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended March 1, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of March 1, 2003 and March 2, 2002, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended March 1, 2003 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
March 27, 2003

BED BATH & BEYOND ANNUAL REPORT 2002